2024

Notice of Annual Meeting of Shareholders and Proxy Statement



Altria



2023 Awards & Recognition



Altria Certified a Great Place to Work

For the fourth year in a row, Altria earned national recognition as a Great Place to Work Certified™ Company. Using validated employee feedback, certification confirms 88% of employees who participated in the survey said Altria is a great place to work compared to 57% of employees at a typical U.S.-based company.



Best Workplaces in Manufacturing & Production

For the third year in a row, Great Place to Work® and Fortune magazine named Altria one of the Best Workplaces in Manufacturing & Production™. We placed 6th on the prestigious list in 2023.



Best Place to Work for Disability Inclusion

Altria received a top score of 100 on the Disability Equality Index Best Place to Work for Disability Inclusion by Disability:IN and American Association of People with Disabilities.



CDP Global

Altria has been recognized as a member of the CDP 2023 Supplier Engagement Leaderboard for climate change, highlighting our work in sustainable supply chain management. Our Supplier Engagement Rating positions us amongst leading companies who disclosed to CDP's full climate change questionnaire.



CPA-Zicklin Index

In 2023, the Center for Political Accountability ("CPA") again ranked Altria 5th among the top 1,000 companies in the FTSE Russell Index on the CPA-Zicklin Index and for the eighth consecutive year designated Altria as a "trendsetter" in this area. The CPA-Zicklin Index measures political transparency among the top 1,000 companies in the FTSE Russell Index and their voluntary disclosures of political spending.



Certified Age Friendly Employer

Altria is proud to be nationally certified as an Age-Friendly Employer by the Age Friendly Institute. The certification recognizes employers that stand apart in the U.S. workplace and the communities where they conduct business.



Human Rights Campaign

For the sixth year, Altria received a perfect score of 100 in Human Rights Campaign's Corporate Equality Index for LGBTQ+ inclusive workplace policies and practices and was recognized as one of the Human Rights Campaign's "Equality 100: Leaders in LGBTQ+ Workplace Inclusion."



Points of Light

For the 11th year in a row, Altria was recognized by Points of Light as one of the 50 most community-minded companies in the nation. The Civic 50 honors companies and their employees for their commitment to supporting communities and advancing social causes.



Altria

6601 West Broad Street
Richmond, Virginia 23230



Dear Fellow Shareholder:

I am pleased to invite you to join us at the 2024 Annual Meeting of Shareholders of Altria Group, Inc. to be held on Thursday, May 16, 2024 at 9:00 a.m., Eastern Time.

We will hold the meeting via live webcast again this year. We believe the virtual format enhances the ability of shareholders to attend the meeting. During the meeting, shareholders will be able to vote their shares electronically and will have an opportunity to ask questions. In addition, we will post a webcast replay to our Investor Relations website at https://www.altria.com/investors following the meeting. For more information on the meeting, including details on how to attend, see "Instructions for the Annual Meeting" on page 77 of this Proxy Statement.

At this year's meeting, we will vote on the election of 10 directors, the ratification of the selection of PricewaterhouseCoopers LLP as Altria's independent registered public accounting firm and, if properly presented, three shareholder proposals. We will also conduct a non-binding advisory vote on the compensation of Altria's named executive officers.

Your vote is very important. I encourage you to complete, sign and return your proxy card or voting instruction form, or use telephone or internet voting prior to the meeting, so that your shares will be represented and voted at the meeting even if you cannot attend.

Sincerely,

William F. Gifford, Jr.

William F. Gifford, Jr.
Chief Executive Officer

> For further information about the 2024 Annual Meeting, please call 1-804-484-8838.

Letter from our Board of Directors

Dear Fellow Shareholder:

We take great pride in serving as Altria's Board of Directors ("Board" or "Board of Directors") and remain focused on furthering Altria's long-term success by establishing broad corporate policies, setting strategic direction and overseeing management.

We support Altria's commitment to harm reduction and are excited by the meaningful progress made during 2023 toward our Vision to *"Responsibly lead the transition of adult smokers to a smoke-free future."*

We recognize the importance of returning cash to shareholders and are pleased to have raised the regular quarterly dividend for the 58th time in the past 54 years during a dynamic business environment.

In discharging our responsibilities, we actively review Altria's corporate responsibility efforts and oversee senior management as they lead employees in fostering an inclusive and equitable corporate culture. We encourage you to read more about Altria's corporate responsibility initiatives and progress in the various reports available at https://www.altria.com/responsibility.

We thank you for your investment in Altria and your support for the Board.

Sincerely,

Your Board of Directors

Your Board of Directors

Kathryn B. McQuade (Chair)

Ian L.T. Clarke

Marjorie M. Connelly

R. Matt Davis

William F. Gifford, Jr.

Debra J. Kelly-Ennis

George Muñoz

Nabil Y. Sakkab

Virginia E. Shanks

Ellen R. Strahlman

M. Max Yzaguirre





Altria

Notice of 2024 Annual Meeting of Shareholders



Date and Time

Thursday, May 16, 2024 at 9:00 a.m., Eastern Time.



Place

There is no physical location for Altria's 2024 Annual Meeting. Shareholders may attend virtually at www.virtualshareholdermeeting.com/ALTRIA2024.



Who can vote

You are entitled to vote if you were a shareholder of record at the close of business on March 25, 2024.

Items of Business	Board Recommendation	Read More
Proposal 1 To elect as directors the 10 nominees named in the accompanying Proxy Statement.	**FOR** each nominee	Page 16
Proposal 2 To ratify the selection of PricewaterhouseCoopers LLP as Altria's independent registered public accounting firm for the fiscal year ending December 31, 2024.	**FOR**	Page 24
Proposal 3 To hold a non-binding advisory vote to approve the compensation of Altria's named executive officers.	**FOR**	Page 63
Proposals 4 - 6 To vote on three shareholder proposals, if properly presented at the meeting.	**AGAINST**	Page 64

Shareholders will also act on other business that properly comes before the meeting, if any.

Attending the Meeting - To attend the meeting, visit www.virtualshareholdermeeting.com/ALTRIA2024 and enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials, voting instruction form or e-delivery notification. For instructions on attending the meeting, please see "Instructions for the Annual Meeting" on page 77 of this Proxy Statement.

2023 Annual Report - A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 ("2023 Form 10-K") accompanies this Proxy Statement.

Date of Distribution - This Notice, the Proxy Statement and the proxy card are first being made available or mailed to shareholders on or about April 4, 2024.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 16, 2024:

Altria's Notice of Annual Meeting, Proxy Statement and 2023 Form 10-K are available, free of charge, at https://www.altria.com/proxy.

Under the U.S. Securities and Exchange Commission ("SEC") rule that allows companies to furnish proxy materials to their shareholders over the Internet, we mail to many shareholders a Notice of Internet Availability of Proxy Materials, rather than a paper copy of this Proxy Statement and our 2023 Form 10-K. We believe this expedites shareholders receiving proxy materials, lowers costs and conserves natural resources. The Notice of Internet Availability of Proxy Materials explains how to access the proxy materials online, vote online and obtain a paper copy of our proxy materials.

By Order of the Board of Directors,

W. Hildebrandt Surgner, Jr.
Vice President, Corporate Secretary and Associate General Counsel
April 4, 2024
Richmond, Virginia

Table of Contents

Certain statements in this Proxy Statement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, expectations and projections, and are not guarantees of future performance. They are based on management's beliefs, projections or expectations that involve a number of risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. For factors that could cause actual results to differ from expected results, see the risks and uncertainties described in our publicly filed reports, including our 2023 Form 10-K. These forward-looking statements speak only as of the date of this Proxy Statement. We undertake no obligation to publicly update or revise any forward-looking statement in this Proxy Statement.

Information on, or that can be accessed through, our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

Proxy Statement Summary

This proxy statement summary highlights information about Altria Group, Inc. ("Altria," "we," "our" or "us") and certain information contained elsewhere in this proxy statement ("Proxy Statement"), which has been prepared in connection with Altria's 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting" or the "meeting"). This summary does not contain all the information that you should consider in voting your shares. You should read the entire Proxy Statement carefully before voting.

Voting

Your vote is important. We strongly encourage you to vote as promptly as possible through the Internet, by telephone or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). You may also vote during the meeting. Each share is entitled to one vote on each matter to be voted upon at the annual meeting.

Vote By Internet	Vote By Telephone	Vote By Mail
▪ www.proxyvote.com	▪ **Record Holders:** 1-800-690-6903 (Toll-free in the U.S. or Canada only). ▪ **Street Name Holders:** Refer to your voting instruction form for instructions on how to vote by telephone if made available by your broker, bank or other nominee.	▪ Complete, sign and mail your proxy card or voting instruction form in the self-addressed envelope provided.

Vote By Mobile Device	Vote During Meeting
▪ Scan the QR Code that appears on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form to vote using your mobile device.	▪ There is no physical location for the 2024 Annual Meeting. For instructions on voting remotely during the 2024 Annual Meeting, please see the "Instructions for the Annual Meeting" on page 77 of this Proxy Statement. We strongly encourage you to vote in advance of the meeting using the other methods available.

Voting Matters and Board Recommendations

Proposal 1	**Election of Directors** Our Board recommends a vote **FOR** each nominee.	► See page 16.
Proposal 2	**Ratification of the Selection of Independent Registered Public Accounting Firm** Our Board recommends a vote **FOR** this proposal.	► See page 24.
Proposal 3	**Non-Binding Advisory Vote to Approve the Compensation of Altria's Named Executive Officers** Our Board recommends a vote **FOR** this proposal.	► See page 63.
Proposal 4	**Report on Congruence of Political and Lobbying Expenditures with the Company's Vision, Responsibility Focus Areas and Cultural Aspiration** Our Board recommends a vote **AGAINST** this shareholder proposal.	► See page 64.
Proposal 5	**Report Assessing the Benefits to Altria of Extended Producer Responsibility Laws for Spent Tobacco Filters for Tobacco Companies Operating in the U.S. Market** Our Board recommends a vote **AGAINST** this shareholder proposal.	► See page 67.
Proposal 6	**Director Election Resignation Bylaw Proposal** Our Board recommends a vote **AGAINST** this shareholder proposal.	► See page 70.

Altria Overview

Our Vision

We have a long history of leadership in the tobacco industry. Today, adult tobacco consumers are increasingly seeking new options, including those that reduce risk, and their preferences are evolving rapidly. Our Vision is to "***Responsibly lead the transition of adult smokers to a smoke-free future***" ("Vision"). This Vision drives our focus on *Moving Beyond Smoking*™ to transition millions of adult smokers away from cigarettes to potentially less harmful choices – believing it is a substantial opportunity for adult tobacco consumers, our businesses and society. To help achieve our Vision, we are working to create the conditions for tobacco harm reduction to succeed through external engagement, science and advocacy.

Our Corporate Profile

We have a leading portfolio of tobacco products for U.S. adult tobacco consumers that are manufactured and marketed by our operating company subsidiaries:

- **Philip Morris USA Inc. ("PM USA")**, the maker of *Marlboro* cigarettes;
- **U.S. Smokeless Tobacco Company LLC**, the maker of *Copenhagen* and *Skoal* moist smokeless tobacco products;
- **John Middleton Co.**, the maker of *Black & Mild* cigars;
- **Helix Innovations LLC ("Helix")**, the maker of *on!* oral nicotine pouches; and
- **NJOY, LLC ("NJOY")**, the maker of *NJOY* e-vapor products.

Additionally, we own a majority interest in Horizon Innovations LLC ("Horizon"), a joint venture with Japan Tobacco International ("JTI"), a subsidiary of Japan Tobacco Inc. ("Japan Tobacco"), for the U.S. marketing and commercialization of heated tobacco stick products.

Our equity investments include Anheuser-Busch InBev SA/NV ("ABI"), the world's largest brewer, and Cronos Group Inc. ("Cronos"), a leading Canadian cannabinoid company.

Our 2028 Enterprise Goals

As we execute on our Vision, we established our 2028 Enterprise Goals to provide our investors with specific metrics to measure our progress. Our 2028 Goals are:

Corporate:

- Deliver a mid-single digits adjusted diluted earnings per share ("EPS") compounded annual growth rate in 2028 from a $4.84 base in 2022.[1]
- A progressive dividend goal targeting mid-single digits dividend per share growth annually through 2028.[2]
- Target a debt-to-consolidated EBITDA[3] ratio of approximately 2.0x.
- Maintain our leadership position in the U.S. tobacco space.
- Maintain a total adjusted operating companies income ("OCI") margin of at least 60% in each year through 2028.

---

[1] Adjusted diluted EPS is a financial measure that is not required by, or calculated in accordance with, United States generally accepted accounting principles ("GAAP"). See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Future dividend payments remain subject to the discretion of our Board of Directors.

[3] Earnings before interest, taxes, depreciation and amortization, as defined in our senior unsecured revolving credit agreement.

U.S. Smoke-Free Portfolio:

- Grow U.S. smoke-free volumes by at least 35% from our 2022 base of 800 million units by 2028.
- Approximately double our U.S. smoke-free net revenue to $5 billion from our 2022 base by 2028, with $2 billion sourced from innovative smoke-free products.

Long-Term Growth:

- Compete internationally in the top innovative oral tobacco markets and develop a pathway to participate in heated tobacco and e-vapor markets.
- Enter non-nicotine categories with broad commercial distribution of at least five products by 2028.

2023 Business Highlights

We delivered strong results in 2023, managing through a challenging business environment and a dynamic macroeconomic and regulatory climate. Our businesses were resilient, and we believe we made significant progress toward our Vision.

Smoke-Free Portfolio

- In e-vapor, we exited our minority investment in JUUL Labs, Inc. ("JUUL") and completed our acquisition of NJOY, which provided us with the global ownership of *NJOY ACE*, currently the only pod-based e-vapor product with market authorization from the U.S. Food and Drug Administration ("FDA"). Since the completion of the acquisition, our teams have executed NJOY's business plans with speed and focus. Our efforts concentrated on:
  - strengthening NJOY's global supply chain to provide sustainable support for the anticipated volume increase associated with our expansion plans for *NJOY ACE*;
  - filling inventory gaps at retail and expanding distribution of *NJOY ACE* to a total of 75,000 stores as of year-end, an increase of 40,000 stores since the completion of the acquisition;
  - generating awareness of *NJOY ACE* by amplifying visibility and establishing strong positioning at retail; and
  - refining our understanding of adult vapers to inform our consumer engagement strategies.
- Helix made significant progress with *on!* in the U.S., growing volume and market share while improving profitability. *on!*'s retail price increased 37% versus the prior year, while volume grew to 114 million cans, an increase of nearly 39% versus the prior year. Despite the increase in price, *on!* retail share momentum continued as the brand reached 6.8% of the total U.S. oral tobacco category.
- We continued preparations to bring heated tobacco products to the U.S. market, including heated tobacco stick products through Horizon and our internally developed heated tobacco capsule product, *SWIC*.

Financial Highlights

- Our reported diluted EPS increased 43.3% to $4.57, primarily driven by favorable reported results from our investment in ABI and lower charges related to our former investment in JUUL, partially offset by unfavorable income tax special items.
- Our adjusted diluted EPS, which excludes the impact of special items, grew 2.3% to $4.95.[1]
- We returned nearly $7.8 billion in cash to shareholders in 2023 through dividends and share repurchases. In August 2023, our Board of Directors raised the regular quarterly dividend for the 58th time in the past 54 years. Our annualized dividend per share was $3.92 as of December 31, 2023.

[1] Adjusted diluted EPS is a financial measure that is not required by, or calculated in accordance with GAAP. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

OCI

Smokeable Adjusted OCI [1]
($ millions)



Oral Tobacco Adjusted OCI [1]
($ millions)



Returns to Shareholders

Adjusted Diluted EPS [1]



Dividend Payments
($ millions)



[1] Adjusted OCI and adjusted diluted EPS are financial measures that are not required by, or calculated in accordance with, GAAP. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

Corporate Responsibility

We believe our responsibility priorities and results have been important factors in our industry leadership for many years. Our decision to place "responsibly" at the forefront of our Vision signifies our commitment to corporate responsibility, and we believe our ongoing efforts to focus on a variety of responsibility issues further the pursuit of our Vision.

Our Responsibility Focus Areas

In 2020, we conducted a comprehensive, formal responsibility materiality assessment to identify environmental, social and governance ("ESG") issues that are important to our long-term sustainability and success. Through the materiality assessment, we identified six responsibility focus areas to guide our actions toward achieving our Vision and set 2025 goals to allow us to measure our progress. We highlight below recent accomplishments in each of the focus areas.

Our responsibility focus areas are integrated into enterprise planning, strategies and initiatives. Focus area steering committees, each led by senior executives, are accountable for strategic alignment of initiatives and investments, outcomes and driving progress toward our responsibility goals. These committees convene periodically throughout the year and are comprised of leaders from accountable functions, including subject matter experts.

2023 Highlights

Engage & Lead Responsibly	■ Announced new 2028 Enterprise Goals at our 2023 Investor Day. These goals provide our investors with specific metrics to measure our progress towards our Vision.
	■ Commenced an equity and civil rights assessment in response to a shareholder proposal, which received majority shareholder support in 2022, requesting that we commission a civil rights equity audit. We are leading the assessment, which is being overseen by an external independent Advisory Review Board. See "Altria's Equity and Civil Rights Assessment" on page xii for more information.
	■ Ranked 5th by the CPA-Zicklin Index among the top 1,000 companies in the FTSE Russell Index in terms of the voluntary disclosures of our political spending and designated as a "trendsetter" in this area. This marks the eighth consecutive year we have received this competitive designation.
	■ Published our second annual Lobbying and Political Activity Transparency & Integrity Report ("Transparency Report"). This report offers a fulsome picture of our public policy and political activities, detailing our companies' related expenditures, legislative priorities, rationale for our government affairs participation, applicable policies, Board and management oversight, and rigorous compliance system.
	■ Continued to strengthen internal ESG data governance infrastructure, including implementation of a new ESG data collection and auditing software system.
	■ Simplified our responsibility reporting, clarified several of our 2025 responsibility goals and added a Responsibility Progress Dashboard to our website with a high-level summary of key progress metrics.
Reduce Harm of Tobacco Products	■ In addition to the "Smoke-Free Portfolio" business highlights on page iii, we engaged in the following activities to create the conditions for tobacco harm reduction to succeed and to advance cessation support:
	■ developed and launched a comprehensive marketplace enforcement campaign to address illicit e-vapor products, including:
	■ advocating for the FDA to use the full extent of its regulatory authorities to address the illicit e-vapor market;
	■ educating and engaging with federal agencies, members of Congress and others about the illicit e-vapor market and additional actions;
	■ supporting state legislative efforts to inform the trade about products that may be lawfully sold;
	■ working with the trade to maintain retail as the most responsible place for the sale of legal tobacco products; and
	■ pursuing litigation against manufacturers of illegal disposable e-vapor products.

- Executives and subject matter experts delivered 49 keynotes, posters and presentations, served on 16 panels at scientific and nicotine-related conferences, published eight articles in peer-reviewed publications and engaged with 21 public health and other stakeholders to advance tobacco harm reduction.
  - Focus areas included: the role flavors play in adults trying and switching to smoke-free products, how *on!* can help adult smokers switch to smoke-free products, the importance of correcting misperceptions related to nicotine and the relative risk of different tobacco products and advocating to keep adult smokers at the center of all regulatory and scientific discussions.
  - Leveraged our leadership role with the Food & Drug Law Institute to help create a new conference focused on the science supporting harm reduction.
- Continued engagement with 27 state medical societies and executed new engagements with dental health stakeholders about smoke-free products.
- Filed 234 new patents related to harm reduction efforts.
- Commissioned a qualitative study to help us understand the current cessation support needs of Black and LGBTQ+ adult tobacco consumers who have decided to quit using tobacco. This research is intended to inform efforts focused on facilitating equitable access to quitting resources and communicating with diverse adult tobacco consumers to connect them to QuitAssist® and other quitting resources that have demonstrated effectiveness.
  - Improved outbound clicks to expert cessation resources from QuitAssist®, our website dedicated to providing resources for those who want to quit using tobacco products, by 2.5% year-over-year.

Prevent Underage Use	- Underage tobacco use continues to decline. - The 2023 Monitoring the Future study estimates youth smoking rates to be 2.1%, a nearly 93% reduction from its 1997 peak of 28.3%. The prevalence of past 30-day nicotine vaping among 8th, 10th and 12th graders combined was estimated to be 11.8% in 2023 versus its 2019 peak of 18.1%. - Continued to support Tobacco 21 laws, which have been enacted at the federal level and in 42 states, the District of Columbia and Puerto Rico, representing 89% of the U.S. population. - Increased adoption of point-of-sale age validation technology to approximately 143,000 retail stores representing nearly 82% of PM USA volume. - Granted nearly $25.4 million to positive youth development organizations from our Board-allocated charitable contributions budget. - April 2023 marked the 25th anniversary of our commitment to preventing underage tobacco use.
Protect the Environment	- Pending verification of retired renewable energy certificates (expected in the second quarter of 2024), we expect to have achieved all of our 2030 environmental targets as of year-end 2023 and have set new 2030 targets focused on climate change and natural resource conservation. We submitted our new climate change targets, which include net-zero by 2050, to the Science Based Targets initiative for validation. - Engaged a cross-functional working group to monitor and prepare to comply with state-level extended producer responsibility laws. Work is underway to complete a comprehensive packaging assessment and engage with state-level regulatory bodies and producer responsibility organizations. - Continued to demonstrate environmental leadership with recognition from CDP, a non-profit organization that runs a global disclosure system on managing environmental impact, for addressing climate change (A-), protecting water security (A-) and addressing the drivers of deforestation (B).

Drive Responsibility Through Our Value Chain	▪ Guided by our commitment to responsible retailing, enhanced our research and data capabilities to better support adult tobacco consumers in their transition to smoke-free products, including offering promotional incentives to adult tobacco consumers using retailers' digital loyalty platforms that meet our requirements for age and identity verification.
	▪ Maintained visibility of social and environmental responsibility within our supply chain:
	▪ We have been recognized as a member of the CDP 2023 Supplier Engagement Leaderboard for climate change, highlighting our work in sustainable supply chain management. Our Supplier Engagement Rating positions us amongst leading companies who disclosed to CDP's full climate change questionnaire.
	▪ Achieved 100% U.S. contracted tobacco grower participation in the Good Agricultural Practices Connections Tobacco Certification program.
	▪ Attained 100% global leaf supplier participation in the Sustainable Tobacco Program, an international industry-wide initiative, jointly developed by tobacco manufacturers and experts and aligned with relevant United Nations sustainable development goals.
Support Our People & Communities	▪ Established a workforce plan to accelerate readiness for potential FDA premarket tobacco product applications ("PMTA") by developing a roadmap of resource needs. Secured talent to fill critical roles for PMTA readiness in regulatory, engineering and product development.
	▪ For the fourth year in a row, we earned a national designation as a Great Place to Work Certified™ company. Using validated employee feedback, certification confirms 88% of employees who participated in the survey said Altria is a great place to work compared to 57% of employees at a typical U.S.-based company.
	▪ We were awarded a 100% rating in the 2023 Human Rights Campaign Corporate Equality Index for LGBTQ+ inclusive workplace policies and practices.
	▪ Implemented a new operating model for our 12 employee resource groups ("ERGs") with enhanced enterprise support and resources to best equip them as key strategic drivers of success in our culture and our business. 65% of employees engage with ERGs through membership and programming. Our ERGs are listed on the inside back cover of this Proxy Statement.
	▪ Achieved scores between 78 and 80 on our engagement index each quarter, which is three to five points above the relevant benchmark. The engagement index consists of two survey questions designed to understand how happy employees are working at their Altria company and whether they would recommend it as a great place to work.[1]
	▪ Engaged 64% of eligible employees in community activities through work, including volunteering, individual and group giving, and civic learning challenges.
	▪ Contributed approximately $53 million to local and national non-profit organizations, with strategic giving focused in five areas as part of our 2021 – 2025 community impact plan: positive youth development and preventing underage use; employee giving, volunteering and civic action; workforce and economic equity; environment; and equitable and vibrant communities.
	▪ We committed $10 million to the "Morgan Stanley Next Level Fund, L.P." – a fund dedicated to increasing access to capital for underrepresented founders of early-stage technology and technology-enabled companies. This commitment is complementary to our charitable giving and designed to drive both business and social value.

[1] The score is a weighted average of all employee responses on a five-point scale. This data represents the response from salaried employees.

Our Corporate Responsibility and ESG Reporting

We acknowledge expectations for transparent, decision-useful disclosures of our progress and continue to take steps to further enhance our ESG reporting through a robust process for data and disclosure review, substantiation and reporting.

Our Chief Executive Officer ("CEO") and senior management oversee our responsibility efforts. We engage with our Board on ESG strategy and issues, which are aligned with ESG expectations, at the Board level and through Board committees.

We publish reports on our website at https://www.altria.com throughout the year describing progress toward our goals in each of our responsibility focus areas.



Corporate Responsibility Reports and Progress Snapshots Published in 2023

- Engage & Lead Responsibly: 2022 Corporate Responsibility Progress Report
- Lobbying and Political Activity Transparency & Integrity Report
- Reduce Harm of Tobacco Products: 2022 Progress Snapshot
- Prevent Underage Use: 2022 Progress Snapshot
- Protect the Environment: 2022 Progress Snapshot
- Drive Responsibility Through Our Value Chain: 2022 Progress Snapshot
- Support Our People & Communities: 2022 Progress Snapshot

We also disclose ESG data through Altria's ESG Data Tables, Task Force on Climate-related Financial Disclosures ("TCFD") Report 2020 – 2021 and TCFD Index, CDP Climate Change, CDP Water Security, CDP Forests, Sustainability Accounting Standards Board ("SASB") Tobacco Index, SASB Agricultural Products Index, and Global Reporting Initiative Index, all of which are available on our website at https://www.altria.com/responsibility-reports.

Human Capital Management

A key business priority is to attract, develop, deploy and retain the talent needed to achieve our Vision and foster an exceptional employee experience for our talent to thrive. We believe culture influences employee actions and decision making, which is why we dedicate resources to:

- promote a vibrant, inclusive workplace;
- attract, develop, deploy and retain talented, diverse employees;
- promote a culture of compliance and integrity;
- create a safe workplace; and
- reward and recognize employees both for the results they deliver and how they deliver them.

Inclusion, Diversity and Equity

We recognize the critical importance of inclusion, diversity and equity ("ID&E") in pursuing our Vision and believe in the value of a workforce composed of a broad spectrum of backgrounds and cultures.

In 2020, we established data-driven Inclusion & Diversity ("I&D") Aiming Points to help guide our efforts to:

- Be an inclusive place to work for all employees, regardless of level, demographic group or work function.
- Have equal numbers of men and women among our vice president- and director-level employees.
- Increase the percentage of our vice president- and director-level employees who are Asian, Black, Hispanic or two or more races to at least 30%.
- Increase the number of our vice president- and director-level employees who identify as LGBTQ+, a person with a disability or a veteran.
- Have diverse leadership teams that reflect the organizations they lead.

Our data-driven efforts focus on identifying the most qualified talent, striving for an organization that reflects the diversity of the labor market from which we hire and removing barriers to equal opportunity in compliance with applicable law.

We monitor our ID&E progress through inclusive leadership ratings and other measures. We report our ID&E progress annually, and our most recent People & Communities Progress Snapshot can be found at https://www.altria.com/cr-reports.

Pay Equity			
Female Employees' Salaries		**Employees of Color Salaries**	
Unadjusted [1]	Adjusted [2]	Unadjusted [1]	Adjusted [2]
are **97.8%** of male employees' salaries	are **99.6%** of male employees' salaries	are **98.1%** of white employees' salaries	are **99.9%** of white employees' salaries

[1] Calculated from pay data for employees performing same or similar duties, regardless of differentiating factors such as experience, performance history and tenure.

[2] Calculated after pay data is adjusted for factors generally considered to be legitimate differentiators of salary, such as experience, performance history and tenure.

Attracting, Developing and Retaining Talent

- Our recruiting efforts focus on universities, internships and partnerships, including those that support diverse students as well as attracting and hiring experienced employees with demonstrated skills and leadership capabilities to help us achieve our Vision.

- We provide robust training and leadership development opportunities focused on building skills that drive innovation and aligning employees to our Vision.

- We regularly conduct employee engagement surveys to seek feedback on a variety of topics, including employee satisfaction, support from leadership, corporate culture and culture of compliance. Survey results are shared with our employees and our Board and are used to modify or enhance our human capital management programs.

Board Nominees

You are being asked to vote on the following 10 nominees for director. All directors are elected annually by a majority of the votes cast. More information about each director can be found under “Proposal 1 – Election of Directors” beginning on page 16.

	Name and Principal Occupation	Age	Director Since	Independent	Board Committee Membership [1][2] AC	CC	EC	FC	IC [4]	NC
	Ian L.T. Clarke Retired Chief Financial Officer, Greater Toronto Airports Authority	63	2022	✔	■ ★			■		■
	Marjorie M. Connelly Retired Chief Operating Officer, Convergys Corporation	62	2021	✔	Chair ★	■	■			■
	R. Matt Davis Retired President, North America, and Senior Vice President, Global Corporate Affairs, Dow Inc. and President, Driftwood Leadership, LLC	59	2021	✔		■			■	■
	William F. Gifford, Jr. Chief Executive Officer, Altria Group, Inc.	53	2020	✘			■			
	Debra J. Kelly-Ennis Retired President and Chief Executive Officer, Diageo Canada, Inc.	67	2013	✔	■		■		■	Chair
	Kathryn B. McQuade [3] Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited	67	2012	✔		■	Chair	■		
	George Muñoz Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz	72	2004	✔	■ ★	Chair	■	■		
	Virginia E. Shanks Retired Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.	63	2017	✔		■	■	Chair	■	
	Ellen R. Strahlman Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company	66	2020	✔	■				■	■
	M. Max Yzaguirre Retired Executive Chairman, Forbes Bros. Holdings, Ltd.	63	2022	✔		■		■		■

(1)
AC Audit Committee
CC Compensation and Talent Development Committee
EC Executive Committee
FC Finance Committee
IC Innovation Committee
NC Nominating, Corporate Governance and Social Responsibility Committee
Chair = Chair
■ Member
★ Audit Committee Financial Expert

(2) At our Board’s organizational meeting following the 2024 Annual Meeting, our Board plans to determine 2024-2025 committee assignments.
(3) Chair of our Board of Directors.
(4) Nabil Y. Sakkab currently serves as the Chair of the Innovation Committee but is not standing for re-election at the 2024 Annual Meeting.

Composition and Diversity of Board Nominees

The composition of our Board nominees is as follows:

80% Diversity		Average Tenure: 6.4 Years		Average Age: 63.5 Years	
Gender	■■■■■	0-5 Years	■■■■■■	≤60 Years	■■
Ethnicity	■■■	6-10 Years	■	61-65 Years	■■■■
LGBTQ+	■	≥11 Years	■■■	66-70 Years	■■■
				≥71 Years	■

More information on the self-identified diversity demographics of our Board nominees can be found in the “Board Skills and Experience and Demographic Backgrounds” chart on page 3.

Corporate Governance Highlights

Board Independence and Composition

- Nine of our 10 director nominees are independent
- Five of our independent directors have been added since the beginning of 2020, four of whom are women or ethnically diverse, including one who self-identifies as LGBTQ+
- Separate Chair and CEO roles, with an independent Chair
- All New York Stock Exchange ("NYSE") required Board committees consist solely of independent directors
- Independent committee chairs, all of whom are women or ethnically diverse
- Executive sessions of independent directors at each meeting
- Director retirement guidelines
- Board diversity from various perspectives

Board Performance and Key Responsibilities

- Attendance by each director of at least 75% of Board and committee meetings in 2023
- 100% director attendance at our 2023 Annual Meeting of Shareholders ("2023 Annual Meeting")
- Oversight of strategic plan development and execution
- Oversight of key risk areas and risk management processes
- Oversight of executive compensation
- Participation in executive succession planning
- Review of investor perspectives and engagement
- Annual Board and committee self-evaluations
- Oversight of human capital management and corporate culture initiatives
- Oversight of ESG programs and activities, including stakeholder engagement
- Oversight of public affairs activities

Shareholder Rights

- Annual election of directors
- Directors elected by majority voting except in contested elections
- Resignation policy for directors who fail to receive majority support in an uncontested election
- One share, one-vote standard
- Proxy access with market terms
- No shareholder rights plan or "poison pill"

Policies, Programs and Guidelines

- Comprehensive Code of Conduct, Code of Business Conduct and Ethics for Directors and Corporate Governance Guidelines
- Robust political activity disclosure and compliance program
- Extensive Corporate Responsibility Reports
- Compensation "clawback" policies
- Robust stock ownership and holding requirements for directors and executive officers
- Policies prohibiting hedging and pledging of our shares by directors and executive officers
- Comprehensive new director orientation and ongoing director education programs

We believe the foregoing practices are well aligned with the Investor Stewardship Group's corporate governance principles for U.S. listed companies, which include (i) accountability to shareholders, (ii) shareholder voting rights proportionate to economic interest, (iii) responsiveness to shareholders, (iv) strong, independent leadership, (v) structures and practices that enhance Board effectiveness and (vi) management incentive structures aligned with long-term strategy.

Stakeholder Engagement

We value our stakeholders' perspectives on our businesses and engage with a broad range of stakeholders on a variety of matters.

Engaged with shareholders through:		Topics Discussed:
Investor conferences Individual investor meetings Annual shareholder meeting		Business performance Company strategies ESG Shareholder proposals Executive compensation Regulatory and legislative environment Public policy issues Board composition
Also engaged with the following stakeholders: Regulators, policymakers, community leaders, financial institutions, public health groups, sustainability organizations, suppliers, trade partners, employees, consumers and industry groups		

A variety of our executives participate in our stakeholder engagement efforts depending on the nature and topic of the engagement, including our CEO; Chief Financial Officer ("CFO"); General Counsel; Chief Human Resources Officer and Chief Compliance Officer ("CHRO & CCO"); Senior Vice President, Corporate Citizenship and Chief Sustainability Officer, Altria Client Services LLC ("ALCS"); Corporate Secretary and representatives from our Investor Relations, Regulatory Affairs, Government Affairs, Communications and Compensation and Benefits departments. From time to time, members of our Board of Directors also participate in engagement activities. We believe that these engagements provide us with a better understanding of our stakeholders' priorities and perspectives.

Altria's Equity and Civil Rights Assessment

At our 2022 Annual Meeting, a shareholder proposal requesting that our Board commission a civil rights equity audit was supported by over 62% of shares voting on the proposal. We conducted outreach following the meeting with our top 30 shareholders, resulting in 11 engagements with shareholders representing approximately 30% of our shares outstanding. Management representatives during these engagements included our Senior Vice President, Corporate Citizenship and Chief Sustainability Officer; Vice President, Investor Relations; and our Vice President, Corporate Secretary and Associate General Counsel. We also engaged with the shareholder proponents several times.

During these engagements, we reviewed the potential actions we were prepared to take in response to the 2022 shareholder vote and sought the perspectives of our institutional shareholders and the shareholder proponents. The feedback we received from our institutional shareholders fell within the following themes:

- Response should be tailored to Altria; companies are taking varying approaches to conducting civil rights assessments; and shareholders do not want to prescribe our approach
- Response should not create additional risk for Altria or our shareholders, including additional legal risk
- Response should deliver value to Altria
- Altria should devote adequate time to conduct a thorough assessment
- Altria should provide robust disclosure of the responsive actions

The shareholder proponents for the 2022 proposal re-submitted the same proposal for inclusion in the proxy statement for our 2023 Annual Meeting. In January 2023, we issued a press release (which is available at https://www.altria.com/investors) announcing that, as approved by our Board, we would conduct an Altria-led, stakeholder-informed and third-party assured Equity and Civil Rights Assessment ("Assessment") in response to the shareholder proposal that received majority support in 2022.

Following engagement with the shareholder proponents, they declined to withdraw their re-submitted proposal even though we had committed to conducting the Assessment. We also conducted outreach to our top 10 shareholders and engaged with seven institutional holders prior to the 2023 Annual Meeting. We submitted the proposal to our shareholders at the 2023 Annual Meeting and it was defeated, with approximately 70% of the votes cast voting against the re-submitted proposal. Since the 2023 Annual Meeting, we have met with the shareholder proponents twice allowing us to provide updates on our progress and gain their perspectives.

Board Oversight of Assessment

The Nominating, Corporate Governance and Social Responsibility Committee ("NCGSR Committee") has regularly reviewed the status of, and is actively overseeing, the Assessment.

Assessment Framework and Status

The Assessment, which commenced in July 2023, is being led by a cross-functional team of senior leaders, including our Senior Vice President, Corporate Citizenship and Chief Sustainability Officer, ALCS; CHRO & CCO; Senior Vice President and Associate General Counsel, ALCS; President & CEO, PM USA; Vice President and Chief ID&E Officer, ALCS; and Vice President, Corporate Audit, ALCS.

The Assessment is being overseen by an independent external Advisory Review Board ("Review Board"). We plan to complete the Assessment and publish the final report, which we expect to be assured by Bureau Veritas, a third-party firm with extensive experience assuring ESG reports, by the end of 2024.

Scope	**Time Period Covered by the Assessment: 2020 – 2022**
	■ Aligns with 2020 announcements of our Vision, our Cultural Aspiration (which is described on the inside back cover of this Proxy Statement), our I&D Aiming Points (one of the measures we consider in our focus on removing barriers to equal opportunity for all employees and which is described on page viii), our most recent corporate responsibility materiality assessment and our commitment to increase our efforts to address racial, economic and social inequities in our communities.
	Topics Covered by the Assessment:
	■ Policies, practices, programs and services intended to address the harm associated with tobacco use and the effectiveness of our harm reduction efforts, including:
	■ Underage Use Prevention Programs
	■ Tobacco Cessation Support
	■ Responsible Marketing Practices
	■ Regulatory Engagement and Public Policy
	■ Progress on our ID&E efforts in the following areas:
	■ I&D Aiming Points
	■ Pay and benefits equity across diverse employee populations
	■ Community impact portfolio of local and national non-profit organizations
	■ Supplier diversity
	■ For topics related to our policies, practices, programs and services intended to address the harm associated with tobacco use and the effectiveness of our harm reduction efforts, we will:
	■ evaluate the effectiveness of these policies, practices, programs and services in supporting intended outcomes and evaluating the impacts on communities of color and youth;
	■ identify gaps and opportunities and provide an overview of management's plan to address such opportunities; and
	■ conduct a maturity assessment of the governance processes in place to manage these policies, practices, programs and services.
	■ For topics related to ID&E efforts, we will provide an update on our progress in these areas, including an overview of the programs, practices and activities during the scope period, metrics we use to assess effectiveness and progress, and gaps and opportunities identified through stakeholder feedback with an overview of management's plan to address such opportunities.
	■ The Assessment will not evaluate the impact of our operating companies' tobacco products because those impacts are well-known and documented. For example,

according to the Centers for Disease Control and Prevention, cigarette smoking is responsible for more than 480,000 deaths per year in the U.S. and over 80% of Black smokers smoke menthol cigarettes. Instead, we believe we can learn and benefit more from an assessment of our efforts to address the harm associated with tobacco use.

Status:

- The Review Board provided input on the Assessment scope and methodology, including the approach to internal and external stakeholder engagement. Based on this input, we have refined our approach for assessing the topics covered in the Assessment based on the topic area.
- We have made significant progress in the areas of information gathering and data collection.
- We have made significant progress conducting the maturity assessment.

Review Board	**Review Board Provides Third-Party Perspective and Oversight of the Assessment** **Status:** - Established a Review Board comprised of five independent members with relevant expertise in civil rights, ID&E, legal, law enforcement, public policy and youth development. Members receive nominal compensation for their service. Visit https://www.altria.com for biographies of the Review Board members. - Overseeing and guiding the Assessment, including scope, stakeholder engagement, findings and report. - Five meetings held during 2023, including one onboarding session, two meetings held in 2024 as of the date of this Proxy Statement and three planned for the remainder of 2024. - We have shared with the Review Board preliminary information and data related to Underage Use Prevention Programs, Tobacco Cessation Support, Responsible Marketing Practices, and Regulatory Engagement and Public Policy.
Stakeholder Engagement	**Engagement with Key Stakeholders during Assessment** We are actively engaging with key stakeholders, including: investors, shareholder proponents, employees, customers, suppliers, community partners, policy makers, civil rights organizations, public health organizations and others, as appropriate. **Status:** We have conducted extensive internal stakeholder engagement through sessions with leaders and other employees, moderated by an external facilitator. We worked with the Review Board to shape our approach for external stakeholder engagement and have begun meeting with external stakeholders.
Report	**We plan to publish a comprehensive, third-party assured report discussing the results of the Assessment, including any findings, on https://www.altria.com by the end of 2024.** **Status:** We have retained Bureau Veritas, a third-party firm with extensive experience providing assurance for ESG reporting for large public companies worldwide**.**

We believe the Assessment will identify opportunities to accelerate progress toward our 2025 Corporate Responsibility focus area goals, enhance stakeholder alignment and promote transparency. The Assessment design takes into consideration emerging practices for these types of assessments and audits, potential risks (including litigation risk) and potential benefits to Altria and our shareholders.

Executive Compensation Highlights

Executive Compensation Framework

In 2023, the total direct compensation of our executive officers named in the Summary Compensation Table on page 49 ("named executive officers" or "NEOs") consisted of the following elements:

		Form of Compensation	Performance Period	Award Criteria	Company Performance Alignment
Salary		**Cash**	Ongoing	Individual performance	
Annual Incentive		**Cash**	Annual	Company and individual performance	■ Adjusted diluted EPS growth ■ Adjusted discretionary cash flow ■ Total adjusted OCI ■ Strategic initiatives
Long-Term Incentive Awards	Cash	**Cash**	Three years; overlapping cycles	Company and individual performance	■ Adjusted diluted EPS growth ■ Cash conversion ■ Relative total shareholder return ("TSR") modifier ■ Strategic initiatives
	Equity	**Restricted Stock Units ("RSUs")/ Performance Stock Units ("PSUs")**	Ongoing for RSUs; three years for PSUs	Individual performance, advancement potential and criticality of talent with additional payment criteria for PSUs based on company performance	■ RSUs: Stock price appreciation ■ PSUs: Company performance (adjusted diluted EPS growth, cash conversion and relative TSR modifier) and stock price appreciation

We target for PSUs and our cash Long-Term Incentive Plan ("LTIP") together to deliver over 60% of our NEOs' target long-term incentives in performance-based forms. Our target long-term incentive mix is described under "Long-Term Incentive Compensation" on page 38.

Key Governance Features of Our Executive Compensation Program

The following summary highlights our commitment to executive compensation practices that are intended to align the interests of our executives and shareholders:

What We Do

✓ **Pay for Performance**

A significant portion of our NEOs' compensation is at-risk variable compensation. Annual and long-term cash incentives and a significant portion of equity compensation are tied to performance measures.

✓ **Multiple Performance Metrics**

Variable compensation is based on more than one measure to balance incentives.

✓ **Stock Holding and Ownership Requirements**

All NEOs exceed our robust stock ownership requirements.

✓ **"Clawback" Policies**

Our policies provide for the adjustment or recovery of compensation in certain circumstances.

✓ **Award Caps**

All our variable compensation plans have caps on plan formulas.

✓ **Below Average Share Utilization**

We have below-average run rates for equity compensation, as compared to the companies in the S&P 500 Index and the S&P 500 Food, Beverage & Tobacco Index.

✓ **Tally Sheets**

Our Compensation and Talent Development Committee ("C&TD Committee") uses tally sheets when making individual compensation decisions for our NEOs.

✓ **Confidentiality and Non-Compete Agreements**

All our NEOs are subject to confidentiality and non-compete agreements.

What We Don't Do

✗ **No Excessive Perquisites**

Perquisites represent less than 1% of our NEOs' compensation.

✗ **No Single-Trigger Change in Control**

Our shareholder-approved 2015 Performance Incentive Plan ("PIP") and 2020 PIP both include a double-trigger change in control provision.

✗ **No Individual Supplemental Executive Retirement Plans**

✗ **No Hedging or Pledging**

We do not permit our NEOs to engage in hedging or pledging activities with respect to their Altria shares.

✗ **No Employment Agreements**

All our NEOs are employed at-will.

✗ **No Tax Gross-Ups on Compensation**

We do not pay tax gross-ups to our NEOs.

✗ **No Share Recycling**

✗ **No PSUs for Stock Ownership Requirements**

We do not include unvested PSUs toward stock ownership requirements.

Board and Governance Matters

Altria Board of Directors

Our Board currently consists of 11 directors. Directors are elected annually at each annual meeting to serve until the next annual meeting and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. Each of the nominees for director was elected by shareholders at the 2023 Annual Meeting. Biographical information and qualifications of the nominees for director are included under "Proposal 1 – Election of Directors" beginning on page 16. In October 2023, Nabil Y. Sakkab submitted his written resignation to our Board, and our Board, based on the recommendation of the NCGSR Committee, accepted Dr. Sakkab's resignation effective upon completion of his current term. As a result, Dr. Sakkab will serve through his current term but will not stand for re-election to our Board at the 2024 Annual Meeting.

Process for Nominating Directors

The NCGSR Committee works with our Board to determine the appropriate mix of characteristics, skills and experience for our Board. The NCGSR Committee has not established any specific minimum qualification standards for nominees to our Board. The NCGSR Committee evaluates each individual in the context of our Board as a whole, with the objective of recommending a group of directors who can best continue our success and represent shareholder interests through the exercise of sound judgment arising from its diversity of views and experience.



Identifying Director Candidates

In identifying potential candidates for Board membership, the NCGSR Committee relies on suggestions and recommendations from directors, shareholders, management and others, including, from time to time, executive search and board advisory firms. The NCGSR Committee does not distinguish between nominees recommended by shareholders and other nominees.

Initial Review of Candidates

The NCGSR Committee considers many factors, including whether the individual will enhance the diversity of views and experiences available to our Board in its operations and in discharging its oversight responsibilities.

In addition, the NCGSR Committee considers whether our Board has specific needs for certain skills or attributes at a given time. Other criteria for Board membership, such as the extent of an individual's other commitments, are set forth in our Corporate Governance Guidelines.

Recommend Candidates to our Board

The NCGSR Committee considers the candidate and makes its recommendation to our Board to nominate or appoint the candidate.

Additionally, in determining whether to recommend a current director for re-election, the NCGSR Committee considers the director's past attendance at meetings and participation in and contributions to the activities of our Board.

In-Depth Candidate Review

Potential candidates undergo a series of interviews, which include interviews with our Board Chair and our NCGSR Committee Chair, interviews with the NCGSR Committee and interviews with other members of our Board.

We conduct background and reference checks and evaluate independence.

Shareholders wishing to suggest candidates to the NCGSR Committee for consideration as directors must submit a written notice to our Corporate Secretary following the procedures set forth in this Proxy Statement under "Questions and Answers about Communications, Altria Documents and Shareholder Proposals/Nominations – How do I communicate with our Board of Directors?" on page 84. Our Amended and Restated By-Laws ("By-Laws") include the procedures that a shareholder must follow to nominate directors for election to our Board. The procedures are summarized under the same section in response to the question "How can a shareholder nominate a director or submit a proposal for next year's annual meeting?" on page 84.



BOARD REFRESHMENT
5 of our Independent Directors added since 2020

2020 +1		2021 +2		2022 +2		2023 0
■ One new female director	>	■ Two new directors, including one female LGBTQ+ director	>	■ Two new ethnically diverse male directors	>	

Commitment to Board Diversity

The NCGSR Committee has a long-standing commitment to diversity and is guided by our diversity philosophy in its review and consideration of director nominees. In this regard, our Board and the NCGSR Committee view diversity holistically and are committed to recruiting directors who help achieve the goal of a well-rounded, diverse Board. Our Corporate Governance Guidelines require that women and people of color be included in any search for potential new directors. Our Corporate Governance Guidelines also require that our Board and the NCGSR Committee consider, among other factors:

■ whether the individual meets the applicable requirements for independence;

■ the individual's general understanding of the various disciplines relevant to the success of a large publicly traded company in today's global business environment;

■ the individual's understanding of our businesses and markets;

■ the individual's skills, professional expertise and educational background; and

■ other factors that promote diversity of views and experiences, including self-identified characteristics such as gender, gender identity, race, national origin, age, sexual orientation and veteran status.

Our Board and all Board Committees are currently chaired by women or ethnically diverse directors.

Board Chair	Committee Chairs				
 **Kathryn B. McQuade**	 Marjorie M. Connelly (Audit)	 George Muñoz (C&TD)	 Virginia E. Shanks (Finance)	 Nabil Y. Sakkab (Innovation)	 Debra J. Kelly-Ennis (NCGSR)

Board Skills and Experience and Demographic Backgrounds

Our Board has a breadth of skills, experiences, tenures and demographic backgrounds and is committed to reviewing periodically its composition so that it continues to have the right mix of these attributes. As noted in the summary below, we believe that our Board has demonstrated leadership in a variety of positions across various professions and industries. In addition, our Board's composition represents a balanced approach to director tenure, allowing our Board to benefit from the institutional knowledge of longer-serving directors combined with the perspectives of newer directors. The following chart is not intended to be an exhaustive list of each director's skills, expertise, experience and personal attributes, as each of them also contributes other important skills, expertise, experience and personal attributes.

	Clarke	Connelly	Davis	Gifford	Kelly-Ennis	McQuade	Muñoz	Sakkab	Shanks	Strahlman	Yzaguirre
Skills and Experience											
Consumer Products and/or Consumer Marketing - Our continued leadership in satisfying evolving adult tobacco consumers' preferences requires that we market our products effectively and responsibly.		■	■	■	■			■	■	■	
Industry - Experience in our industry and markets is important to understanding industry and market dynamics.				■							
Regulated Industries - Altria operates highly regulated businesses. To enhance Board oversight of regulatory compliance and engagement, we include directors with experience in regulated industries.	■	■	■	■	■	■		■	■	■	■
Chief Executive Officer Experience - Directors who serve or have served as a chief executive (including chief executive of a significant business unit) bring leadership experience in various areas such as strategic planning, financial oversight, executive succession planning and compensation, human capital management, compliance and risk management.			■	■	■		■				■
Financial Expertise, including Chief Financial Officer Experience - Proficiency in finance and financial reporting processes helps our Board monitor and assess Altria's performance, financial position and financial reporting.	■	■		■		■	■				■
Public Policy - Directors with public policy experience provide valuable insights as Altria's businesses are subject to an array of federal, state and local laws and regulations and regularly engage with various external stakeholders.		■	■			■				■	■
Public Company Board Experience - Service on other public company boards promotes efficient and effective Board processes and provides insight into the corporate governance practices of other companies.	■	■		■	■	■	■	■	■	■	■
Leadership in Innovation - Directors with experience in innovation, biosciences, product development and consumer engagement promote effective oversight of product growth opportunities (including for reduced harm products), marketing strategies and capabilities, and other growth strategies.		■			■	■		■	■		
Information Technology/Cybersecurity - Directors with experience in managing or overseeing the mitigation of technology risks enhance oversight of our cybersecurity risk management program.		■				■	■		■		■
Environmental, Social and Governance - We believe our ESG priorities, including our harm reduction efforts, are important to our long-term success. Directors with experience managing or overseeing ESG efforts provide effective oversight of our ESG strategies and initiatives.	■	■	■	■	■	■		■		■	■
Diversity and Demographic Background											
Race/Ethnicity											
Black	■										
Hispanic or Latinx							■				■
White or Caucasian		■	■	■	■	■			■	■	
Asian											
Middle Eastern								■			
Gender and Other Diversity Characteristics											
Female		■			■				■	■	
Male	■		■	■			■	■			■
LGBTQ+		■									
Other											
Age	63	62	59	53	67	67	72	76	63	66	63
Tenure [1]	2	2	2	4	11	12	19	15	7	3	2

[1] Calculated from the date of initial election to the next full year of completed service prior to filing the Proxy Statement. For the first year of service, a partial year exceeding six months is rounded up.

Director Independence Determinations

Under the listing standards of the NYSE, our Board must consist of a majority of independent directors. In making independence determinations, our Board adheres to NYSE and SEC requirements and considers all relevant facts and circumstances. Our Board has also adopted categorical standards of director independence to further assist it in making these determinations. These standards are set forth in Annex A of our Corporate Governance Guidelines, which are available on our website at https://www.altria.com/governance.

On the recommendation of the NCGSR Committee, our Board affirmatively determined that each of the following nominees for director is independent in that such nominee has no material relationship with us: Ian L.T. Clarke, Marjorie M. Connelly, R. Matt Davis, Debra J. Kelly-Ennis, Kathryn B. McQuade, George Muñoz, Virginia E. Shanks, Ellen R. Strahlman and M. Max Yzaguirre. Our Board has also affirmatively determined on the recommendation of the NCGSR Committee that Nabil Y. Sakkab is independent. Dr. Sakkab is not standing for re-election to our Board at the 2024 Annual Meeting. In making its recommendation to our Board, the NCGSR Committee considered the following business relationships and transactions:

Business Relationships and Transactions Considered

Altria and our subsidiaries from time to time do business in the ordinary course on terms comparable to those provided to unrelated third parties with entities where immediate family members (as defined in our Policy on Related Person Transactions, which is discussed under "Related Person Transactions, Director Code and Code of Conduct" on page 75) of Mr. Clarke and Dr. Sakkab serve as non-executive directors or non-executive employees. In each case, neither the director nor the immediate family member is responsible for, or involved in, the entity's day-to-day dealings with us, and the respective payments made by Altria and our subsidiaries to the entities in each of the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. Neither Mr. Clarke nor Dr. Sakkab, or their respective immediate family members, materially benefit directly or indirectly from these relationships.

The NCGSR Committee determined that the foregoing business relationships and transactions did not affect the independence of any of our directors.

We believe that corporate philanthropy furthers our corporate responsibility focus on supporting our people and communities, which includes investing to help make ongoing positive societal impact in priority areas that reflect the interests of our businesses, employees and communities. In making its recommendation to our Board, the NCGSR Committee also considered the following philanthropic relationships and transactions between Altria and our subsidiaries and various educational and other charitable entities.

Philanthropic Relationships and Transactions Considered

We make various grants and charitable contributions, including matching gifts under our Match Your Dollars Program, to entities where Ms. Connelly, Mr. Davis, Ms. Kelly-Ennis or Ms. Shanks or immediate family members of Ms. Connelly or Mr. Davis serve as non-executive directors or trustees or non-executive employees. In each case, payments by us in each of the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. None of Ms. Connelly, Mr. Davis, Ms. Kelly-Ennis or Ms. Shanks, or their respective immediate family members, materially benefit directly or indirectly from these contributions.

The NCGSR Committee determined that the foregoing philanthropic relationships and transactions did not affect the independence of any of our directors.

Board and Committee Governance

Our Board's Role and Responsibilities

The primary responsibility of our Board is to foster our long-term success. In fulfilling this role, each director must exercise his or her good faith business judgment of the best interests of Altria and our shareholders. Our Board has responsibility for establishing broad corporate policies, setting strategic direction and overseeing management, which is responsible for our day-to-day operations.

Board Leadership Structure and Governance

Our Board believes that it is important to retain the flexibility to allocate the responsibilities of the Chair and the CEO in a way that it considers to be in the best interests of Altria and our shareholders. In evaluating the allocation of these responsibilities, our Board considers various factors, including Altria's needs, individual skills and experiences and any other factors it deems relevant. Our Board's current assessment is that the interests of Altria and our shareholders are best served by separate Chair and CEO roles.

Our Board believes that separate Chair and CEO roles promote the pursuit of our Vision by allowing our CEO to focus on executing our business strategies, overseeing our day-to-day operations, engaging with external stakeholders, developing our leaders and promoting employee engagement through an inclusive culture. Meanwhile, the Chair leads our Board in the performance of its duties by establishing agendas and ensuring appropriate meeting content, engaging with the CEO between Board meetings and providing overall guidance to our CEO as to our Board's views and perspectives. Moreover, our independent directors convene at each Board meeting in an executive session led by the Chair. Our current Chair, Ms. McQuade, was elected as independent Chair in 2021, has served on our Board since 2012 and has extensive knowledge of our businesses, our management team and our Board's governance practices. Ms. McQuade promotes constructive dialogue and directly, clearly and regularly communicates the views of our Board to management.

We believe that our Board's strict adherence to sound corporate governance practices, as reflected in our Corporate Governance Guidelines, has promoted, and continues to promote, effective and independent Board leadership for Altria and our shareholders.

Our Board's Oversight Role

Our Board's oversight role extends to a broad range of topics that we believe are important to our internal and external stakeholders and to the success of our businesses.

Strategic Oversight

Our Board actively oversees the development and execution of strategies in pursuit of our Vision. These strategies encompass both financial and operational strategies, including strategies focused on growth and innovation, legal and regulatory matters, responsibility, public policy and engagement, talent development and executive succession, and strategic investments. Over the course of the year, including during meetings solely focused on strategy and long-term planning, management and our Board discuss the development and execution of our strategic plans as well as events that bear upon those plans. Our Board further monitors strategic execution through standing presentations at Board and committee meetings and communications from management in between meetings.

Our Board devotes several meetings each year to the review and discussion of our strategies with management.

Risk Oversight

Our Board and its committees play an important role in the oversight of our risk management processes and believes it has in place effective processes to oversee key risks facing Altria and our businesses. Board and committee meetings afford our Board the opportunity to discuss these risks with senior and mid-level management.

Our enterprise risk management ("ERM") is a coordinated process that helps us identify, prioritize and manage strategic, operational, financial, regulatory and compliance risks that have the potential to present significant obstacles to achieving business objectives in the near term and as we pursue our Vision. The key risks identified in this process are considered enterprise risks and a senior leader is designated as a risk owner. Risk owners are responsible for risk responses, including mitigation plans. The Risk Oversight Committee, which is chaired by our CCO and comprised of members of senior management, including our CFO, Chief Operating Officer, Chief Strategy and Growth Officer, and General Counsel, meets regularly to oversee efforts undertaken to identify and manage enterprise risks and other key compliance risk areas. Management reports annually to our Board on the ERM process and regularly to our Board or its committees on the management of specific risks.

BOARD RISK OVERSIGHT

We believe that our Board structure supports its risk oversight function. Our Board executes its risk oversight function both as a whole and through delegation to its committees, which meet regularly with members of our senior management team and report to our Board.

COMMITTEE RISK OVERSIGHT

AUDIT	C&TD	FINANCE	INNOVATION	NCGSR
Oversees our management of financial, accounting and internal control risks. Oversees our management of various legal, regulatory and compliance risks, such as litigation and FDA regulation. Oversees our policies and practices with respect to risk assessment and risk management. Oversees our cybersecurity program and management of associated risks.	Considers the extent to which our executive compensation program may create risk. See "Risk Assessment" on page 47 for a more detailed description. Also oversees our management of corporate culture and human capital management risks.	Oversees our management of financial and liquidity risks, including risks associated with mergers, acquisitions, investments and similar capital allocation matters.	Oversees our management of the risks associated with technology, research and product development and environmental risks from our companies' products and manufacturing processes, as well as regulatory risks related to our innovative product development efforts.	Oversees the ways in which we manage public policy and reputational risk, including environmental and social responsibility risks. Also oversees risks related to Board organization, membership and structure and other corporate governance matters.

ROLE OF MANAGEMENT

While our Board and its committees oversee risk management, our senior management team is responsible for actively identifying and managing risks. Management reviews with our Board and its committees throughout the year our strategies for managing enterprise and compliance risks.

Political and Public Policy Oversight

The NCGSR Committee oversees our political and public policy engagement activities, including political and direct and indirect lobbying activities and related contributions and expenditures. The NCGSR Committee also oversees our political activity compliance program.

We share extensive information about political and public policy activities and Board oversight of these activities in our annual Transparency Report and also provide disclosures related to our lobbying expenditures and political contributions on our website at https://www.altria.com/about-altria/government-affairs/.

Corporate Responsibility Oversight

Leading responsibly has been the foundation of Altria's strategy for many years, and our Board actively oversees our corporate responsibility and ESG priorities. Our approach to corporate responsibility includes seeking our shareholders' and other stakeholders' perspectives, aligning business practices where appropriate and measuring and communicating our progress.

Our Board and its committees regularly receive updates on our responsibility efforts. These updates include the review of topics such as trends in corporate responsibility, our underage tobacco use prevention programs, harm reduction initiatives, environmental initiatives, community and public policy engagement activities, talent and culture initiatives, ID&E initiatives and other corporate responsibility initiatives, including monitoring and reporting.

Talent Development and Culture Oversight

The C&TD Committee oversees initiatives, programs and processes related to talent development and culture through regular updates from management. These updates include the review of topics such as:

- executive succession and advancement planning;
- employee engagement survey results and management's responses to opportunity areas;
- progress toward our ID&E initiatives;
- key workforce metrics on organizational health, including recruiting, retention, turnover and promotion rates; and
- actions taken to protect employee safety, health and wellness.

Executive Succession and Advancement Planning

Our Board believes that senior executive advancement and succession is one of its most important responsibilities. The C&TD Committee is responsible for overseeing the development and furtherance of executive succession plans, evaluating and making recommendations to our Board regarding potential candidates to become CEO, and evaluating and approving candidates to fill other senior executive positions.

CEO Succession Planning

At least annually, the CEO meets with the C&TD Committee and our Board to discuss CEO succession planning (including specific candidates).

The C&TD Committee also considers the procedures for the timely and efficient transfer of CEO responsibilities in the event of an emergency or the sudden incapacity, departure or death of the CEO.



Leadership Succession Planning

The CEO meets with the C&TD Committee at least annually to discuss the performance of key members of our senior management and their respective succession plans. Our Board also reviews key executive succession plans and has exposure to succession candidates (CEO and otherwise) from across our companies through presentations, site visits and other events.



The succession planning process gives our Board critical insights into our talent pool.

Committees of Our Board of Directors

Our Board has established six standing committees to assist it with the performance of its responsibilities. Our Board elects the members of these committees and the committee chairs annually at its organizational meeting following our annual meeting of shareholders, based on the recommendations of the NCGSR Committee. The committee chairs work with management to develop the meeting agendas for their respective committee and provide a full report to our Board following each committee meeting.

Our Board has adopted written charters for each of its committees. These charters are available on our website at https://www.altria.com/governance. The following charts summarize the primary responsibilities and composition of each committee:

Audit Committee	2023 Meetings: 7	Report: See page 23

Chair	Other Members	
Marjorie M. Connelly	Ian L.T. Clarke	George Muñoz
	Debra J. Kelly-Ennis	Ellen R. Strahlman

Primary responsibilities include:

- Assisting our Board in its oversight of (i) the integrity of our financial statements and financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of our independent registered public accounting firm, (iii) the performance of our internal auditors and the internal audit function, (iv) our risk assessment and risk management policies and practices, including cybersecurity and business continuity and (v) our compliance with legal and regulatory requirements.

- Preparing the Audit Committee report that the rules of the SEC require us to include in our proxy statement.

See "Audit Committee Matters" beginning on page 22 for further information on the Audit Committee.

The Audit Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Board has determined that all members of the Audit Committee are financially literate and that Mr. Clarke, Ms. Connelly and Mr. Muñoz are "audit committee financial experts" within the meaning set forth in the regulations of the SEC.

Compensation and Talent Development Committee	2023 Meetings: 5	Report: See page 26

Chair	**Other Members**		
George Muñoz	Marjorie M. Connelly	Kathryn B. McQuade	M. Max Yzaguirre
	R. Matt Davis	Virginia E. Shanks	

Primary responsibilities include:

- Evaluating the design and effectiveness of our overall compensation program and monitoring risks related to such design.
- Determining and approving CEO compensation and reviewing and approving the compensation of our other executive officers.
- Reviewing and approving a group of peer companies against which to benchmark the compensation of our executive officers.
- Reviewing and administering our compensation recoupment policies in accordance with applicable law and as the C&TD Committee otherwise determines to be appropriate.
- Overseeing the development of executive succession plans and evaluating and making recommendations to our Board regarding potential CEO candidates and evaluating and approving candidates for other senior executive positions.
- Reviewing initiatives and programs related to corporate culture, talent development and ID&E.
- Evaluating the say on pay vote outcomes and other shareholder feedback on executive compensation programs as part of the C&TD Committee's ongoing assessment of executive compensation programs and policies.

See "Executive Compensation" beginning on page 26 for further information on the C&TD Committee.

The C&TD Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE and non-employee directors for the purposes of Rule 16b-3 of the Exchange Act.

Executive Committee	2023 Meetings: 2

Chair	**Other Members**		
Kathryn B. McQuade	Marjorie M. Connelly	Debra J. Kelly-Ennis	Nabil Y. Sakkab
	William F. Gifford, Jr.	George Muñoz	Virginia E. Shanks

- Has authority to act for our Board during intervals between Board meetings to the extent permitted by Virginia law.

Finance Committee	2023 Meetings: 5

Chair	**Other Members**		
Virginia E. Shanks	Ian L.T. Clarke	George Muñoz	M. Max Yzaguirre
	Kathryn B. McQuade	Nabil Y. Sakkab	

Primary responsibilities include:

- Monitoring our financial condition, overseeing the sources and uses of cash flow and advising our Board with respect to financing needs, dividend policy, share repurchase programs, capital allocation matters (including those that support our harm reduction efforts) and other financial matters.
- Reviewing strategies regarding mergers, acquisitions, investments and dispositions with management and reporting the findings to our Board.

Innovation Committee	2023 Meetings: 3

Chair	**Other Members**	
Nabil Y. Sakkab	R. Matt Davis	Virginia E. Shanks
	Debra J. Kelly-Ennis	Ellen R. Strahlman

Primary responsibilities include:

- Assisting our Board in its oversight of the strategic goals and objectives of innovation and marketing strategies, consumer/market understanding and brand plans, technological initiatives and research, development and engineering programs.

Nominating, Corporate Governance and Social Responsibility Committee	2023 Meetings: 5

Chair	**Other Members**		
Debra J. Kelly-Ennis	Ian L.T. Clarke	R. Matt Davis	Ellen R. Strahlman
	Marjorie M. Connelly	Nabil Y. Sakkab	M. Max Yzaguirre

Primary responsibilities include:

- Identifying individuals qualified to become directors consistent with the criteria established by our Board and described in our Corporate Governance Guidelines and recommending to our Board a slate of nominees for election at each annual meeting of shareholders.

- Making recommendations to our Board concerning the appropriate size, function, needs, composition and structure of our Board and its committees.

- Reviewing non-employee director compensation and recommending any changes in compensation to our Board.

- Advising and making recommendations to our Board on corporate governance matters.

- Overseeing the annual Board and committee self-evaluation process.

- Providing oversight of our public affairs, corporate reputation and corporate responsibility focus area strategies.

The NCGSR Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE.

Board Meetings and Attendance

7 **meetings in 2023**

Our Board holds six regular meetings a year, with special meetings occurring when necessary.

2023 Regular Board Meetings:



JAN   MAY   OCT

FEB   AUG   DEC

Each director attended at least 75% of the total number of meetings of our Board and the committees on which he or she served during 2023. In addition, all directors attended the 2023 Annual Meeting.

Our Board's organizational meeting follows our annual meeting of shareholders. Our Board meets in executive session at every regularly scheduled Board meeting, which is followed by a session of only independent directors led by the Chair. Directors are expected to attend Board meetings, meetings of the committees on which they serve and our annual meeting of shareholders, with the understanding that on occasion a director may be unable to attend a meeting.

Board Effectiveness

We believe our Board practices strengthen the effectiveness of our Board, and we assess them annually to identify opportunities for improvement.

Board and Committee Self-Evaluations

Our Board assesses annually its effectiveness and that of its committees in discharging their responsibilities. The NCGSR Committee oversees the evaluation process.

Format

The NCGSR Committee determines the format of the evaluations, which may include interviews conducted by the Board Chair, interviews conducted by the Chair of the NCGSR Committee, interviews conducted by an independent third-party or written surveys.



Topics

Self-evaluation topics generally include:

- Board composition and structure
- Meeting topics and process
- Information flow
- Board oversight of risk management and strategic planning
- Succession planning
- Access to management



Presentation of Findings

The results of the self-evaluations are reported to our Board, which discusses the results to identify opportunities to enhance effectiveness.

Feedback Incorporated

Our Board implements enhancements and other modifications, as appropriate, identified during the self-evaluations.

Examples of actions our Board has taken in recent years in response to the annual self-evaluation process include enhanced information flow, such as additional pre-meeting materials and access to committee materials for all directors, and modifying meeting agendas to enhance discussion on corporate strategy and other key issues.

Board Succession Planning and Refreshment

The NCGSR Committee has the primary responsibility for developing a succession plan for our Board. Using tools such as the annual Board and committee self-evaluations and our Board retirement guidelines, the NCGSR Committee periodically reviews our Board composition and identifies the appropriate mix of skills, experiences, tenures and demographic backgrounds for our Board in light of our strategies and needs with the objective of recommending a group of directors that can best continue our success and act in the best interests of Altria and our shareholders. The NCGSR Committee and our Board are committed to developing a diverse pool of potential candidates for future Board service consideration. Since 2020, six independent directors have left our Board (three retirements, two deaths and one to focus on employment obligations). Five of our independent directors have joined our Board since 2020, four of whom are women or ethnically diverse, including one director who self-identifies as LGBTQ+. See "Process for Nominating Directors" and "Board Skills and Experience and Demographic Backgrounds" on pages 1 and 3, respectively, for a further discussion of our Board composition.

Board Retirement Guidelines

Our Board has adopted retirement guidelines that require a director who will have attained the age of 75 as of the date of the next annual meeting to tender his or her written resignation to our Board at least six months prior to such annual meeting. If our Board determines that continued service by the director is in the best interests of Altria and our shareholders, our Board has the discretion not to accept the resignation.

As required under the retirement guidelines, Dr. Sakkab tendered his resignation to our Board in October 2023, and the Board, based on the recommendation of the NCGSR Committee, accepted Dr. Sakkab's resignation effective upon completion of his current term. Consequently, Dr. Sakkab is not standing for re-election to our Board at the 2024 Annual Meeting.

Director Education and Engagement

Upon election to our Board, new directors participate in a multi-day comprehensive onboarding process that includes an introduction to the operational aspects of our businesses, our strategies, key issues facing Altria, our Board governance processes and other topics. New directors meet individually with various members of management and visit key facilities, as appropriate, as part of the onboarding program.

Continuing education occurs at Board and committee meetings, with specific topics of interest covered by management or outside experts. We also make available to our directors third-party director education programs that provide additional perspective on various topics. Directors may also choose self-selected educational programs.

Governance Guidelines, Policies and Codes

Our Board has adopted Corporate Governance Guidelines. In addition, our Board has adopted a Code of Business Conduct and Ethics for Directors ("Director Code") and a policy with regard to reviewing certain transactions in which we are a participant and an officer, director or nominee for director has had or may have a direct or indirect material interest (see "Related Person Transactions, Director Code and Code of Conduct" on page 75 for further information). These documents are available on our website at https://www.altria.com/governance. Our Board has also adopted the Altria Code of Conduct ("Code of Conduct") that applies to all our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Conduct is available on our website at https://www.altria.com/codeofconduct.

Director Compensation

Compensation Philosophy

Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors and appropriately compensate them for the time, expertise and effort required to serve as a director of a large publicly traded company that operates in a dynamic, highly regulated industry. Our Board believes that a substantial portion of director compensation should consist of equity-based compensation, coupled with robust stock ownership guidelines, to assist in aligning directors' interests with the interests of our shareholders. Directors who are employees of Altria receive no additional compensation for service as a director.

Director Compensation Review

The NCGSR Committee annually reviews and periodically recommends updates to the director compensation program to our Board for approval. During these reviews, the NCGSR Committee considers our director compensation philosophy, the competitiveness of director compensation based on an independent benchmarking study (which evaluates director compensation at companies within our Compensation Survey Group ("CSG") described under "Benchmarking" beginning on page 46, other peer groups and relevant market indices) and current market practices. The NCGSR Committee also considers the appropriateness of the form, mix and amount of director compensation. The NCGSR Committee then makes a recommendation to our Board concerning such compensation with a view toward attracting and retaining qualified directors.

Board Chair Compensation

The NCGSR Committee believes that additional compensation for the Board Chair is appropriate given the additional responsibilities of an independent Chair, such as establishing agendas and ensuring appropriate meeting content, leading executive sessions during each Board meeting, providing guidance to our CEO as to our Board's views and perspectives, meeting with investors, as appropriate, and engaging with the CEO between Board meetings. As shown below, the additional compensation consists of an annual Board Chair cash retainer and an annual Board Chair stock award. The stock award presently represents 60% of the additional Board Chair compensation to further align the interests of our Board Chair with the interests of our shareholders.

Our directors' annual stock awards have not increased since 2014 and annual cash retainers have not increased since 2016. The additional Board Chair stock award and cash retainer commenced in 2020 upon the separation of the roles of Chair and CEO and the appointment of an independent Chair. The stock award has remained the same since then, but the cash retainer was reduced in 2022 from $150,000 to $100,000.

Components of Compensation

The following chart presents the 2023 components of compensation for our non-employee directors:

Annual Stock Award	
Board Member [1]	$175,000
Board Chair [3]	$150,000

56% Annual Stock Award [6]



44% Annual Cash Retainers [6]

Annual Cash Retainers		
Board Member [2]	$110,000	
Board Chair [3]	$100,000	
Committees [4]	**Chair**	**Member** [5]
■ Audit ■ Compensation and Talent Development	$25,000	$5,000
■ Finance ■ Innovation ■ Nominating, Corporate Governance and Social Responsibility	$15,000	

[1] The annual full value stock award is in the form of fully vested shares of Altria common stock.

[2] Paid in quarterly installments.

[3] The Board Chair also receives the annual Board member stock award, the annual Board member cash retainer and the annual committee member cash retainers for the committees on which he or she serves.

[4] No additional compensation is paid for membership on the Executive Committee.

[5] Committee chairs also receive the committee member annual cash retainer.

[6] These percentages are averages and do not include the annual Board Chair stock award or annual Board Chair cash retainer.

Deferred Fee Plan

A non-employee director may elect to defer all or part of the award of shares of common stock and all or part of his or her cash retainers. Pursuant to the Deferred Fee Plan for Non-Employee Directors ("Deferred Fee Plan"), deferred retainers are credited to an unfunded bookkeeping account and may be "invested" in various "investment choices," including an Altria common stock equivalent account. These "investment choices" parallel the investment options offered under the Deferred Profit-Sharing Plan for Salaried Employees and determine the "earnings" that are credited for bookkeeping purposes to a non-employee director's account. The non-employee director will receive deferred awards of common stock and cash distributions of deferred retainers either prior to or following termination of service from our Board, as elected by the non-employee director.

Matching Gift Program

Non-employee directors are eligible to participate in our Match Your Dollars Program. This program is available to all employees and non-employee directors. We match eligible donations up to $30,000 per year per employee or non-employee director on a dollar-for-dollar basis to eligible non-profit organizations in the U.S. In 2023, the following non-employee directors participated in this program: Ms. Connelly, Mr. Davis, Jacinto J. Hernandez, Ms. Kelly-Ennis, Ms. McQuade, Dr. Sakkab, Ms. Shanks and Mr. Yzaguirre. The aggregate amount of matching payments for these directors in 2023 was $193,263. Mr. Hernandez retired from our Board effective February 23, 2024.

Other

In addition to cash payments, stock awards and matching gifts, non-employee directors are covered under our Business Travel Accident Insurance Plan, which is available generally to all employees.

The following table presents the compensation received by the non-employee directors for service as directors in fiscal year 2023.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	All Other Compensation ($) [2]	Total ($)
Ian L.T. Clarke	125,000	175,028	—	300,028
Marjorie M. Connelly	150,000	175,028	29,813	354,841
R. Matt Davis	125,000	175,028	30,000	330,028
Jacinto J. Hernandez [3]	125,000	175,028	30,000	330,028
Debra J. Kelly-Ennis	140,000	175,028	8,450	323,478
Kathryn B. McQuade	220,000	325,020	30,000	575,020
George Muñoz	150,000	175,028	—	325,028
Nabil Y. Sakkab	140,000	175,028	30,000	345,028
Virginia E. Shanks	140,000	175,028	20,000	335,028
Ellen R. Strahlman	125,000	175,028	—	300,028
M. Max Yzaguirre	125,000	175,028	15,000	315,028

[1] Pursuant to the 2015 Stock Compensation Plan for Non-Employee Directors (the "2015 Non-Employee Directors Plan"), on May 18, 2023, each non-employee director received 3,901 shares of Altria common stock with an aggregate grant date fair market value of $175,028, and Ms. McQuade received an additional 3,343 shares of Altria common stock with an aggregate grant date fair market value of $149,992 as Board Chair. The grant date fair market value of the Board member stock award is slightly higher than $175,000 because the grant was made in whole shares. The grant date fair market value of Ms. McQuade's combined stock award is slightly higher than $325,000 because the grant was made in whole shares. The grant date fair market value of $44.8675 per share was based on the average of the high and low trading prices of Altria common stock on May 18, 2023.

[2] All Other Compensation consists of matching gifts paid in 2023 under our Match Your Dollars Program.

[3] Mr. Hernandez retired from our Board effective February 23, 2024.

Stock Ownership Guidelines for Non-Employee Directors and Prohibition on Hedging and Pledging

Our Board believes that stock ownership guidelines further align the interests of our Board with those of our shareholders. Our non-employee directors are expected to hold shares of our common stock in an amount equal to the lesser of five times the then-current annual Board member cash retainer or 26,000 shares. Non-employee directors are expected to reach this ownership level within five years of being elected to our Board and to hold the requisite number of shares until retirement. The ownership guidelines for non-employee directors may be satisfied with all beneficially owned shares, including deferred shares and share equivalents. As of December 31, 2023, all our non-employee directors who had served on our Board for five or more years held a sufficient number of shares to satisfy these guidelines.

Our non-employee directors are not permitted to engage in hedging or pledging activities with respect to our stock. A description of Altria's hedging and pledging policies is included under "Prohibition on Hedging and Pledging" on page 76.

Proposal	Election of Directors
1	Our Board recommends a vote **FOR** each nominee.

We propose that the 10 individuals named below, nine of whom our Board has affirmatively determined to be independent, be elected as directors to hold office until the next annual meeting of shareholders and until their successors have been elected and qualified, subject to their earlier death, resignation or removal. The NCGSR Committee has recommended to our Board, and our Board has approved, the individuals named below.

We provide in the biographies below information on each nominee. The NCGSR Committee and our Board believe that these nominees individually and collectively provide our Board with an impressive breadth of experiences, attributes, qualifications and skills.

Although it is not anticipated that any of the individuals named below will be unable or unwilling to stand for election, in the event of such an occurrence, a proxy may be voted for a substitute designated by our Board. In lieu of designating a substitute, our Board may reduce the number of directors.

Dr. Sakkab will retire from our Board following the completion of his current term. As a result, our Board will be reduced to 10 members on the date of the 2024 Annual Meeting. Proxies cannot be voted for a greater number of individuals than the number of nominees.

> Our Board recommends a vote **FOR** each of the nominees for election as directors.

2024 Director Nominee Biographies and Qualifications



Independent

Age: **63**

Director Since: **2022**

Board Committees:

- Audit
- Finance
- Nominating, Corporate Governance and Social Responsibility

Ian L.T. Clarke

Position, Principal Occupation and Professional Experience:

Retired Chief Financial Officer, Greater Toronto Airports Authority

- Served as Chief Financial Officer of Greater Toronto Airports Authority, operator of Toronto Pearson International Airport, Canada's largest airport, from 2017 through December 2022.

- Served as Executive Vice President and Chief Financial Officer, Business Development of Maple Leaf Sports & Entertainment Ltd. ("Maple Leaf Sports"), owner of the Toronto Maple Leafs, Toronto Raptors, Toronto FC and the Air Canada Centre, from 2004 through 2016. Mr. Clarke spent 26 years at Maple Leaf Sports in key strategic planning and financial leadership positions.

Other Current Public Directorships:
None.

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
AGF Management Limited (TSX: AGF.B); First Capital Real Estate Investment Trust (TSX: FCR.UN); Canadian Olympic Committee.

Director Qualifications:
The NCGSR Committee believes that Mr. Clarke's significant financial, accounting, strategic planning, business operations, risk management and public company board experience provide clear support for his nomination for election to our Board.



Independent

Age: **62**

Director Since: **2021**

Board Committees:

- Audit (Chair)
- Compensation and Talent Development
- Executive
- Nominating, Corporate Governance and Social Responsibility

Marjorie M. Connelly

Position, Principal Occupation and Professional Experience:

Retired Chief Operating Officer, Convergys Corporation

- Served as Chief Operating Officer of Convergys Corporation (now Concentrix Corporation), a publicly traded global leader in customer management, from November 2014 through December 2017.
- Served as Interim President of Longwood University from June 2012 to May 2013.
- Served as Global Chief Operating Officer at Barclaycard from July 2009 through December 2011.
- From April 2006 to July 2008, served as Chief Operating Officer of Wachovia Securities.
- Held a variety of executive positions at Capital One Financial Corporation, including Executive Vice President, Head of Infrastructure for U.S. credit card operations and interim Chief Information Officer, from 1994 to 2006.

Other Current Public Directorships:
PRA Group, Inc. (NASDAQ: PRAA).

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
MissionOG (Advisor). Previously served on the board of The Women's Initiative and on the State Council of Higher Education for Virginia.

Director Qualifications:
The NCGSR Committee believes that Ms. Connelly's extensive operational executive management experience at large publicly held consumer-oriented companies, together with her financial acumen and experience, information technology experience, general business knowledge and public company board experience, provide clear support for her nomination for election to our Board.



Independent

Age: **59**

Director Since: **2021**

Board Committees:

- Compensation and Talent Development
- Innovation
- Nominating, Corporate Governance and Social Responsibility

R. Matt Davis

Position, Principal Occupation and Professional Experience:

Retired President, North America, and Senior Vice President, Global Corporate Affairs, Dow Inc. and President, Driftwood Leadership, LLC

- Serves as President of Driftwood Leadership, LLC, a leadership training and consulting firm, since 2019.
- Served as President, North America, and Senior Vice President, Global Corporate Affairs of Dow Inc. ("Dow"), an innovative materials science company, from 2016 to 2019.
- Held a variety of executive corporate affairs, communications and leadership roles across the Dow organization, from 1987 to 2016.

Other Current Public Directorships:
None.

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
World Freerunning Parkour Federation; Saratoga WarHorse Foundation, Inc.; Michigan State University, College of Communications Arts & Sciences Alumni Board; Lake State Railway Company. Previously served on After the Impact Fund, Inc.

Director Qualifications:
The NCGSR Committee believes that Mr. Davis's extensive public policy, business and executive leadership experiences in a highly regulated industry (including his role leading Dow's largest operating division) provide clear support for his nomination for election to our Board.



Age: 53

Director Since: **2020**

Chief Executive Officer

Board Committees:

- Executive Committee

William F. Gifford, Jr.

Position, Principal Occupation and Professional Experience:

Chief Executive Officer, Altria Group, Inc.

- Serves as Chief Executive Officer of Altria Group, Inc. since April 2020.
- Served as Vice Chairman and Chief Financial Officer of Altria from May 2018 to April 2020.
- Served as Executive Vice President and Chief Financial Officer of Altria from March 2015 through May 2018.
- Held numerous other senior leadership roles since joining the Altria family of companies in 1994.

Other Current Public Directorships:
None.

Prior Public Company Directorship:
Anheuser-Busch InBev SA/NV (2016 to April 2023) (Euronext: ABI; NYSE: BUD).

Other Directorships, Trusteeships and Memberships:
Catalyst Inc.

Director Qualifications:
The NCGSR Committee believes that Mr. Gifford's role as Altria's CEO and his significant knowledge and understanding of Altria, our businesses and the external environment in which our businesses operate, together with his significant industry knowledge, financial expertise, leadership experience and public company board experience, provide clear support for his nomination for election to our Board.



Independent

Age: **67**

Director Since: **2013**

Board Committees:

- Audit
- Executive
- Innovation
- Nominating, Corporate Governance and Social Responsibility (Chair)

Debra J. Kelly-Ennis

Position, Principal Occupation and Professional Experience:

Retired President and Chief Executive Officer, Diageo Canada, Inc.

- Served as President and Chief Executive Officer of Diageo Canada, Inc., a subsidiary of Diageo plc, a global spirits, wine and beer company, from 2008 to June 2012.
- Served as Chief Marketing Officer for Diageo North America, Inc., a subsidiary of Diageo plc, from 2005 to 2008.
- Held marketing, sales and general management positions with RJR/Nabisco, Inc., The Coca-Cola Company, General Motors Corporation and Grand Metropolitan PLC.

Other Current Public Directorships:
TFI International Inc. (NYSE and TSX: TFII).

Prior Public Company Directorships:
Carnival Corporation & plc (2012 to January 2020) (NYSE: CCL); PulteGroup, Inc. (1997 to September 2016) (NYSE: PHM); Hertz Global Holdings, Inc. (2013 to October 2015) (NASDAQ: HTZ).

Other Directorships, Trusteeships and Memberships:
Dress for Success Worldwide (Director Emeritus); Trivium Packaging B.V.

Director Qualifications:
The NCGSR Committee believes that Ms. Kelly-Ennis's leadership experiences, particularly her executive positions with several large, consumer-focused companies in multiple industries, and her significant marketing, innovation, public company board experience, sales and distribution experience at large publicly held companies, including companies in the consumer-packaged goods industry, provide clear support for her nomination for election to our Board.



Independent

Age: **67**

Director Since: **2012**

Chair of the Board

Board Committees:

- Compensation and Talent Development
- Executive (Chair)
- Finance

Kathryn B. McQuade

Position, Principal Occupation and Professional Experience:

Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited

- Served as Senior Advisor of Canadian Pacific Railway Limited ("Canadian Pacific"), a transcontinental railway in Canada and the United States, from November 2012 to May 2013, after previously serving as Executive Vice President and Chief Financial Officer of Canadian Pacific from September 2008 until her retirement in November 2012.
- Served as Executive Vice President and Chief Operating Officer of Canadian Pacific from June 2007 to September 2008.
- Served as Executive Vice President – Planning and Chief Information Officer at Norfolk Southern Corporation where she spent 27 years in key information technology, strategic planning and finance leadership positions prior to joining Canadian Pacific.

Other Current Public Directorships:
None.

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
Previously served on the boards of TransAlta Renewables Inc. (TSX: RNW) and The College of William & Mary Foundation.

Director Qualifications:
The NCGSR Committee believes that Ms. McQuade's significant financial and accounting expertise, particularly her experience as a public company chief financial officer, her information technology experience, her general business knowledge and her executive management experience in a regulated industry, provide clear support for her nomination for election to our Board.



Independent

Age: **72**

Director Since: **2004**

Board Committees:

- Audit
- Compensation and Talent Development (Chair)
- Executive
- Finance

George Muñoz

Position, Principal Occupation and Professional Experience:

Principal, Muñoz Investment Banking Group, LLC, and Partner, Tobin & Muñoz

- Serves as a principal of Muñoz Investment Banking Group, LLC since 2001.
- Serves as a partner in the law firm of Tobin & Muñoz since 2002.
- Served as President and Chief Executive Officer of the Overseas Private Investment Corporation from 1997 to January 2001.
- Served as Chief Financial Officer and Assistant Secretary of the United States Treasury Department from 1993 to 1997.

Other Current Public Directorships:
Laureate Education, Inc. (NASDAQ: LAUR); BRC Inc. (NYSE: BRCC).

Prior Public Company Directorships:
Marriott International, Inc. (2002 to May 2023) (NASDAQ: MAR); Anixter International, Inc. (2004 to June 2020) (NYSE: AXE); Esmark Incorporated (2007 to August 2008) (NASDAQ: ESMK); Archipelago Holdings, Inc. (2004 to March 2006) (PCX: AX).

Other Directorships, Trusteeships and Memberships:
National Geographic Society; Direct Edge, Inc.

Director Qualifications:
The NCGSR Committee believes that Mr. Muñoz's accounting, financial, legal and public policy expertise, along with his background in international business and his significant professional, administrative and leadership experiences in both the private and public sectors, and public company board experience provide clear support for his nomination for election to our Board.



Independent

Age: **63**

Director Since: **2017**

Board Committees:

- Compensation and Talent Development
- Executive
- Finance (Chair)
- Innovation

Virginia E. Shanks

Position, Principal Occupation and Professional Experience:

Retired Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.

- Served as Executive Vice President and Chief Administrative Officer of Pinnacle Entertainment, Inc. ("Pinnacle"), a casino entertainment company, from July 2013 until October 2018 when Pinnacle merged with Penn National Gaming, Inc. ("Penn National"), also a casino entertainment company.
- Served as Strategic Advisor for Penn National through December 2019 after the merger.
- Served as Executive Vice President and Chief Marketing Officer of Pinnacle from October 2010 to June 2013.
- Served as Chief Marketing Officer for Multimedia Games Inc., a casino gaming systems production company, from 2008 to 2010 prior to joining Pinnacle.
- Held senior executive positions for more than 25 years at the property, division and corporate levels of Caesars Entertainment Corp., including Senior Vice President of Brand Management, prior to 2008.

Other Current Public Directorships:
EPR Properties (NYSE: EPR); Light & Wonder, Inc. (NASDAQ: LNW).

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
Rebuilding Together Northern Nevada.

Director Qualifications:
The NCGSR Committee believes that Ms. Shanks's significant regulated industry and consumer-oriented marketing expertise, particularly her extensive background in brand positioning and digital and database marketing, as well as her experience in information technology and cybersecurity and public company board experience, provide clear support for her nomination for election to our Board.



Independent

Age: **66**

Director Since: **2020**

Board Committees:

- Audit
- Innovation
- Nominating, Corporate Governance and Social Responsibility

Ellen R. Strahlman

Position, Principal Occupation and Professional Experience:

Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company

- Served as Executive Vice President, Research & Development and Chief Medical Officer of Becton, Dickinson and Company, a leading global medical technology company, from April 2013 until her retirement in January 2018.
- Served as a Senior Advisor to the CEO at GlaxoSmithKline, a global biopharma company, from April 2012 through March 2013 after previously serving as the Senior Vice President and Chief Medical Officer from April 2008 through March 2012.
- Held senior executive leadership roles in global product development and commercialization, medical affairs and business development at leading pharmaceutical and medical technology companies including Pfizer, Inc., Novartis AG, Virogen Limited, Bausch & Lomb, Inc. and Merck & Co., Inc. prior to 2008.

Other Current Public Directorships:
Eyenovia, Inc. (NASDAQ: EYEN).

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
Previously served on the boards of Syncona Limited (LSE: SYNC) and Syncona Partners LLP.

Director Qualifications:
The NCGSR Committee believes that Dr. Strahlman's significant experience in innovation, global product development and commercialization in regulated industries, public company board experience, as well as her medical background and experience in biosciences, provide clear support for her nomination for election to our Board.



Independent

Age: **63**

Director Since: **2022**

Board Committees:

- Compensation and Talent Development

- Finance

- Nominating, Corporate Governance and Social Responsibility

M. Max Yzaguirre

Position, Principal Occupation and Professional Experience:

Retired Executive Chairman, Forbes Bros. Holdings, Ltd.

- Served as U.S. Chairman and Chief Executive Officer of Forbes Bros. Holdings, Ltd., an energy infrastructure construction company, from 2017 to 2019, and as Executive Chairman from 2019 to 2021.

- Served as Chief Executive Officer of Yzaguirre Group, LLC, a business and public affairs strategic advisory firm, from 2006 to 2017.

- Served as Chairman of Isolux Ingenieria USA, LLC, the U.S. operation and wholly owned subsidiary of Isolux Corsan S.A., a Spanish engineering, procurement and construction company, from 2011 to 2013, having previously served as Chief Executive Officer from 2010 to 2011.

- Served as President of Hunt-Mexico, Inc., an investor in energy, real estate and private equity opportunities, and as President of Hunt Resources, Inc., an investor in energy production and transportation opportunities, from 2002 to 2006.

Other Current Public Directorships:
Aris Water Solutions, Inc. (NYSE: ARIS); WaFd, Inc. (NASDAQ: WAFD).

Prior Public Company Directorships:
Luther Burbank Corporation (2021 to 2024) (NASDAQ: LBC); BBVA USA Bancshares, Inc. (2009 to 2021); Texas Regional Bancshares, Inc. (2000 to 2006) (NASDAQ: TRBS).

Other Directorships, Trusteeships and Memberships:
Washington Federal Bank dba WaFd Bank; Latino Corporate Directors Association. Previously served on the boards of BBVA USA Bank and Texas State Bank.

Director Qualifications:
The NCGSR Committee believes that Mr. Yzaguirre's executive leadership experience, financial acumen, domestic and international business and public affairs experience (including with highly regulated industries) and public company board experience, provide clear support for his nomination for election to our Board.

Audit Committee Matters

Annual Evaluation and Selection of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") has been our independent registered public accounting firm since 1998. Prior to 1998, our independent registered public accounting firm was Coopers & Lybrand L.L.P. (until its merger with Price Waterhouse LLP in 1998). In addition to assuring the rotation of the lead audit partner every five years as required by law, the Audit Committee is responsible for selecting, reviewing and evaluating the lead partner and senior members of the audit engagement team and considers whether, in order to assure continuing auditor independence, there should be a rotation of the firm.

In selecting PricewaterhouseCoopers as our independent registered public accounting firm, the Audit Committee conducted its annual evaluation of the firm. This evaluation considers a number of factors in deciding whether to re-engage PricewaterhouseCoopers, including technical competence, knowledge of our industry and Altria, quality of services, reputation and communications with management and the Audit Committee. The Audit Committee also evaluates the firm's independence program and quality control procedures, the results of Public Company Accounting Oversight Board ("PCAOB") and peer reviews of the firm's quality controls and the appropriateness of the firm's fees. The Audit Committee also considers PricewaterhouseCoopers's tenure and, while the Audit Committee periodically considers firm rotation, it continues to believe that extended tenure results in higher quality audit work with greater operational efficiencies through the leveraging of PricewaterhouseCoopers's deep institutional knowledge of our operations and businesses, accounting policies and practices, and internal control over financial reporting. The Audit Committee is also mindful of the potential impacts of selecting a different firm, including the significant time commitment and expense inherent in onboarding a new independent registered public accounting firm.

The Audit Committee and our Board believe that the continued retention of PricewaterhouseCoopers to serve as our independent registered public accounting firm is in the best interests of Altria and our shareholders.

Independent Registered Public Accounting Firm's Fees

The Audit Committee has the sole authority to approve all engagement fees and terms associated with the retention of PricewaterhouseCoopers. As noted in the Audit Committee Report on page 23, the Audit Committee pre-approved all fees associated with the services that the firm provided in 2023.

Aggregate fees, including out-of-pocket expenses, for professional services rendered by PricewaterhouseCoopers for the fiscal years ended December 31, 2023 and 2022 were comprised of the following (in thousands):

	2023 ($)	2022 ($)
Audit Fees [1]	6,128	6,070
Audit-Related Fees [2]	523	997
Tax Fees [3]	1,087	795
All Other Fees [4]	2	1
TOTAL	**7,740**	**7,863**

[1] Fees and expenses for (a) the audit of our consolidated financial statements and internal control over financial reporting, including statutory audits of the financial statements of our subsidiaries, (b) reviews of our unaudited condensed consolidated interim financial statements and (c) reviews of documents filed with the SEC.

[2] Fees and expenses for audit-related services, which include certain employee benefit plan audits, accounting consultations and procedures relating to various other audit and special reports.

[3] Fees and expenses for U.S. and foreign tax compliance and planning, and consultation and advice on tax examinations.

[4] Other fees were related to licenses for technical accounting tools.

Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific budget. The Audit Committee requires the independent registered public accounting firm and management to report periodically on the actual fees charged for each category of service.

During the year, it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee must report on such approvals at the next scheduled Audit Committee meeting.

Audit Committee Report for the Year Ended December 31, 2023

Management has the primary responsibility for Altria's financial statements and the reporting process, including the systems of internal accounting control. The Audit Committee monitors Altria's financial reporting processes and systems of internal accounting control, the independence and the performance of PricewaterhouseCoopers and the performance of the internal auditors.

The Audit Committee has received representations from management that Altria's consolidated financial statements were prepared in accordance with GAAP and that Altria maintained effective internal control over financial reporting, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers. The Audit Committee has discussed with PricewaterhouseCoopers its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed by applicable standards adopted by the PCAOB and the SEC.

The Audit Committee has received from PricewaterhouseCoopers written disclosures and a letter required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers its independence from Altria and our management. The Audit Committee pre-approved all fiscal year 2023 audit and permissible non-audit services provided by PricewaterhouseCoopers and the fees for those services included on page 22. As part of this process, the Audit Committee reviewed non-audit services and fees to assure compliance with regulations prohibiting the independent registered public accounting firm from performing specified services that might impair its independence.

The Audit Committee discussed with Altria's internal auditors and PricewaterhouseCoopers the overall scope of and plans for their respective audits. The Audit Committee has met with the internal auditors and PricewaterhouseCoopers, separately and together, with and without management present, to discuss Altria's financial reporting processes and internal control over financial reporting. The Audit Committee has reviewed significant audit findings prepared by PricewaterhouseCoopers and those prepared by the internal auditors, together with management's responses.

Based on the reviews and discussions referred to above, the Audit Committee recommended to our Board the inclusion of the audited consolidated financial statements in Altria's 2023 Form 10-K.

Audit Committee:

Marjorie M. Connelly, Chair
Ian L.T. Clarke
Debra J. Kelly-Ennis
George Muñoz
Ellen R. Strahlman

Proposal 2	Ratification of the Selection of Independent Registered Public Accounting Firm
	Our Board recommends a vote **FOR** ratification of the selection of PricewaterhouseCoopers.

As reflected in the Audit Committee Charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our consolidated financial statements. The Audit Committee has selected PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2024 and has directed that management submit such selection to shareholders for ratification at the 2024 Annual Meeting.

Shareholder ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm is not required by our By-Laws or otherwise. However, we are submitting the selection of PricewaterhouseCoopers to shareholders for ratification as a matter of good corporate governance. If our shareholders fail to ratify the selection, the Audit Committee will reconsider whether to retain PricewaterhouseCoopers. Even if the selection is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if it is determined that such a change would be in the best interests of Altria and our shareholders.

We expect representatives of PricewaterhouseCoopers will be present at the 2024 Annual Meeting. The representatives will have an opportunity to make a statement if they so desire and be available to respond to appropriate questions.

Our Board recommends a vote **FOR** ratification of the selection of PricewaterhouseCoopers.

Executive Compensation – Table of Contents

Executive Compensation

<table>
<tr>
<td>**Compensation and Talent Development Committee Report for the Year Ended December 31, 2023**</td>
<td>The C&TD Committee reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management. Based on its review and discussions with management, the C&TD Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation and Talent Development Committee:

George Muñoz, Chair
Marjorie M. Connelly
R. Matt Davis
Kathryn B. McQuade
Virginia E. Shanks
M. Max Yzaguirre</td>
</tr>
</table>

Compensation Discussion and Analysis

Introduction

In this section, we provide a detailed description of our executive compensation program, with a focus on decisions by the C&TD Committee (for purposes of the "Executive Compensation" section, the "Committee") with respect to our NEOs:

Name	Position during 2023
William F. Gifford, Jr.	Chief Executive Officer, Altria Group, Inc.
Salvatore Mancuso	Executive Vice President and Chief Financial Officer, Altria Group, Inc.
Murray R. Garnick	Executive Vice President and General Counsel, Altria Group, Inc.
Jody L. Begley	Executive Vice President and Chief Operating Officer, Altria Group, Inc.
Heather A. Newman	Senior Vice President, Chief Strategy and Growth Officer, Altria Group, Inc.

Mr. Garnick retired as Executive Vice President and General Counsel effective April 1, 2024.

Overview

Compensation Philosophy

Our goal is to design our executive compensation program to align the interests of our executive officers with the interests of our shareholders. We believe this requires:

1 clear articulation of corporate and individual performance goals

2 a competitive, financially disciplined executive compensation program that rewards past success and creates the appropriate incentives for future business success

3 transparent measurement against both corporate and individual performance goals

Business Performance

Our business performance is a key factor in determining executive compensation. We delivered strong results in 2023, managing through a challenging business environment and a dynamic macroeconomic and regulatory climate. Our businesses were resilient, and we believe we made significant progress toward our Vision. The following graphs summarize our one- and three-year performance against key performance measures:

Adjusted Diluted EPS [1]



[1] Adjusted diluted EPS is a non-GAAP financial measure. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Compound annual growth rate ("CAGR") based on adjusted diluted EPS (12/31/2020 – 12/31/2023).

Dividend [1]



[1] Annualized dividend based on quarterly dividend per share of Altria common stock declared in the month indicated above.

[2] CAGR based on the annualized dividend rate per share of Altria common stock (July 2020 – August 2023).

2023 TSR [1]



[1] FactSet Daily Return. Assumes reinvestment of dividends as of the ex-dividend date (12/31/2022 – 12/31/2023).

Three-Year TSR [1]



[1] FactSet Daily Return. Assumes reinvestment of dividends as of the ex-dividend date (12/31/2020 – 12/31/2023).

Say on Pay and Shareholder Engagement

At the 2023 Annual Meeting, over

94%

of the votes cast approved our NEO compensation on an advisory basis.

We provide our shareholders with an annual advisory vote ("say on pay") on the compensation of our NEOs. While this vote is not binding on us, our Board or the Committee, the Committee takes the results of say on pay votes and shareholders' perspectives and feedback into consideration when making future decisions with respect to our executive compensation program.

The Committee is committed to regularly reviewing our executive compensation program in the context of our compensation philosophy.

We periodically engage with our large shareholders to discuss our executive compensation program. We value the perspectives we gain from these conversations.

The Committee intends to continue its practice of designing executive compensation programs that:

- align the interests of shareholders and executives;
- correlate executive pay and company performance;
- focus executives on creating value in both the short and long term; and
- do not encourage unnecessary or excessive risk-taking.

We also provide our shareholders with an advisory vote, once every six years as required by law, as to the frequency of future say on pay votes. At the 2023 Annual Meeting, over 97% of the votes cast were in favor of annual say on pay votes in the future. After considering the outcome of this advisory vote, our Board of Directors, upon a recommendation of the Committee, determined that future advisory votes on the compensation of our named executive officers will occur annually.

2023 Performance of NEOs

The Committee considered several factors in approving each element of 2023 executive compensation. For the 2023 Annual Incentive Award plan, the Committee primarily evaluated our financial and strategic performance, as described under "Business Performance" on page 27. The Committee also considered the individual performance of each NEO for purposes of approving salary increases, annual cash incentive awards and equity awards. Executives receive variable elements of short- and long-term compensation only after the relevant performance period has ended and the Committee has assessed Altria's actual performance relative to stated goals established at the beginning of the period. In addition, the Committee considered industry compensation market data and tally sheets for each NEO that included their total cash and long-term compensation for the last three years.

The Committee evaluated each of our NEO's progress against their performance goals and the relationship of their performance to our overall 2023 results. We discuss the 2023 performance of each NEO below.



Key Responsibilities

Mr. Gifford led the executive team and employees in a dynamic, competitive and highly regulated environment.

William F. Gifford, Jr.

Chief Executive Officer

2023 Achievements

Mr. Gifford:

- Introduced Altria's 2028 Enterprise Goals to drive progress toward our Vision and long-term growth aspirations;

- Maintained a highly engaged, talented and resilient workforce that remained focused on our Vison, our Enterprise Goals, our Cultural Aspiration and our ID&E strategies during a dynamic and challenging year in the industry;

- Led Altria in achieving 2.3% adjusted diluted EPS growth for 2023;[1]

- Oversaw several transformative steps to further drive sustained success in the U.S. nicotine space, including completing our acquisition of NJOY and fully integrating it into the Altria family of companies, continuing preparations to bring heated tobacco stick products to the U.S. market through Horizon, our joint venture with JTI, and advocating for a responsible and well-regulated e-vapor market, including stepped-up enforcement against illicit e-vapor products;

- Oversaw numerous ESG accomplishments, including successfully achieving all of our 2030 environmental targets, being recognized as a "trendsetter" as a result of being ranked 5th among the top 1,000 companies in the FTSE Russell Index on the CPA-Zicklin Index in terms of voluntary disclosures of our political spending, and for the sixth year, received a perfect score of 100 in Human Rights Campaign's 2023 Corporate Equality Index for LGBTQ+ inclusive workplace policies and practices; and

- Provided executive sponsorship of our Administrative Business Partners interest group and served on the board of Catalyst Inc., a global non-profit that helps build workplaces that work for women.

[1] Adjusted diluted EPS is a non-GAAP financial measure. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.



Key Responsibilities

Mr. Mancuso's responsibilities included overseeing Altria's Tax, Treasury, Investor Relations, Audit, Financial Planning & Analysis and Controller functions, while also overseeing Corporate Security & Procurement. He also served as one of our designated directors on the board of directors of ABI.

Salvatore Mancuso

Executive Vice President and Chief Financial Officer

2023 Achievements

Mr. Mancuso:

- Oversaw cash return to shareholders of approximately $7.8 billion through dividends and share repurchases;
- Managed the financing for our approximately $2.75 billion, net of cash received, NJOY transaction through a combination of proceeds from the sale of the *IQOS* Tobacco Heating System commercialization rights and strong operating cashflow;
- Led the amendment and extension of our $3.0 billion revolving credit facility to 2028;
- Oversaw supply chain efforts to manage persistent inflation and potential disruptions, while enhancing working capital through changes to payment terms and a supply chain financing program in excess of $100 million at year-end;
- Oversaw progress toward our supplier diversity goal of 15% or more spend with diverse suppliers by 2030;
- Served as an Executive Sponsor of the Protect the Environment corporate responsibility focus area steering committee; and
- Served as the executive co-sponsor of Altria's black employee resource group (UNIFI).



Key Responsibilities

Mr. Garnick's responsibilities included leading Altria's Law and Regulatory Affairs functions and overseeing the development and execution of legal and regulatory strategies.

Murray R. Garnick

Executive Vice President and General Counsel

2023 Achievements

Mr. Garnick:

- Managed complex litigation matters, including: obtaining dismissal of the Federal Trade Commission's ("FTC") action in connection with our former JUUL investment; resolving the vast majority of JUUL-related state and federal litigation; and defending our companies in numerous product liability cases, *Engle*-progeny cases, and litigation/arbitration relating to the Master Settlement Agreement and previously settled state agreements;
- Led legal strategy and support in connection with the NJOY transaction, which provided global ownership of *NJOY ACE*, currently the only pod-based e-vapor product with market authorization from the FDA;
- Oversaw prosecution of our patent claims against JUUL in the International Trade Commission ("ITC") and against R.J. Reynolds Tobacco Company in federal court and the defense against patent claims brought by JUUL in the ITC;
- Supervised the preparation and filing of numerous tobacco product applications and comments on proposed FDA rules, including the proposed rules banning menthol in cigarettes; and
- Championed numerous ID&E initiatives, including expanding diversity among outside counsel.



Key Responsibilities

Mr. Begley led Altria's core tobacco and smoke-free businesses, Altria Group Distribution Company ("AGDC"), as well as the Consumer Experience and Operations Logistics support functions.

Jody L. Begley

Executive Vice President and Chief Operating Officer

2023 Achievements

Mr. Begley:

- Led our tobacco businesses to deliver solid financial results in a challenging macroeconomic and competitive environment, while maintaining the strength of our traditional tobacco brands (*Marlboro, Copenhagen* and *Black & Mild*) and growing our innovative smoke-free brands (*on!* and *NJOY*);

- Strengthened our tobacco operating company trade programs to enhance trade alignment and the visibility of our smoke-free brands at retail;

- Oversaw the integration and rapid scaling of the NJOY e-vapor supply chain to support expansion of *NJOY ACE* at retail to 75,000 stores;

- Drove efficiencies in operations through the implementation of integrated business planning and work systems and further refining our Revenue Growth Management infrastructure; and

- Served as the executive co-sponsor of Altria's black employee resource group (UNIFI).



Key Responsibilities

Ms. Newman's responsibilities included leading Altria's Enterprise Strategy, Planning & New Ventures, International & Corporate Development, and Digital Transformation & Technology functions. In addition, Ms. Newman led the development and execution of Altria's Enterprise Initiatives and Long-Term Strategic Plan.

Heather A. Newman

Senior Vice President, Chief Strategy and Growth Officer

2023 Achievements

Ms. Newman:

- Oversaw key corporate transactions and international line extensions, including the NJOY transaction and the launch of *on! PLUS* in Sweden, and implemented a framework for non-nicotine investments;

- Led the development of Altria's 2028 Enterprise Goals, including our Corporate, Smoke-Free and Long-Term Growth goals geared at accelerating progress toward our Vision while also managing complex strategic matters;

- Oversaw and executed several organizational enhancements, including the creation of our non-nicotine growth organization and enhanced Digital Transformation & Technology organization designed to enable enterprise transformation using technology solutions;

- Managed and oversaw the governance of our investment in Cronos and our long-term, non-binding memorandum of understanding with JTI. Also served as a board member for Horizon, our joint venture with JTI to market and commercialize heated tobacco stick products in the U.S.; and

- Served as executive sponsor of our employee resource group for employees impacted by disabilities (Rise).

Executive Compensation Design

Principles

Our executive compensation program includes multiple performance metrics to assess the efforts of all executives in pursuing our strategies. Specifically, our program is designed to satisfy the following objectives:

- promote pursuit of business strategies that are aligned with our Vision, intended to create long-term value for shareholders and executed with integrity;

- reward responsible and quality execution by making a significant portion of our executives' compensation dependent on the achievement by Altria of key financial goals and strategic initiatives and on their individual performance;

- align the interests of shareholders and executives through equity and cash performance-based long-term incentive awards, stock ownership and holding requirements and anti-hedging and anti-pledging policies with respect to our stock;

- build leadership capabilities and culture to achieve our Vision and our Cultural Aspiration;

- promote internal fairness and a disciplined qualitative and quantitative assessment of performance; and

- attract and retain world-class leaders.

The elements of our executive compensation program serve these objectives with the following design principles (as shown in the chart below), including a mix of:

- fixed and at-risk variable performance-based compensation, with executives at higher levels subject to a higher proportion of variable compensation;

- short- and long-term compensation to appropriately reward and motivate the achievement of both annual and long-term goals and objectives;

- cash and equity compensation that seeks to discourage actions focused solely on our stock price to the detriment of strategic goals and to minimize the potentially dilutive nature of equity compensation on shareholder value; and

- equity compensation consisting of RSU and PSU awards.

2023 CEO and Other NEOs Pay Mix [1][2]

	Salary	Annual Incentive	Long-Term Cash Incentive	Long-Term Equity (PSUs)	Long-Term Equity (RSUs)
CEO	11%	18%	28%	22%	22%
Other NEOs (Band B)	18%	17%	26%	15%	23%
Other NEOs (Band C)	23%	19%	23%	14%	21%

[1] Consists of target award under the 2023 Annual Incentive Award plan, target value of 2023 equity awards and target 2023 – 2025 LTIP award, in each case, using the 2023 salary range midpoint for the applicable salary band.

[2] Due to rounding, percentages may not total 100%.

2023 Executive Compensation Program Elements

The table below summarizes the elements and objectives of the 2023 executive compensation program for our NEOs.

Annual Compensation

Salary

Fixed cash compensation based on role at Altria.

- Provide financial stability
- Recognize individual role, experience, responsibility and performance

Annual Incentive Awards

Cash-based incentive plan based on performance during the plan year.

- Recognize annual company financial and strategic performance after it is delivered
- Recognize annual individual performance after it is delivered

Long-Term Incentive Compensation

Equity Awards

RSU and PSU awards based on prior year's individual performance and factors such as potential for advancement and retention, vesting after a three-year period. PSU payout amount tied to achievement of target company financial performance measures.

- Align NEOs' interests with shareholders through company performance and building stock ownership
- Recognize individual performance after it is delivered and potential for advancement
- For PSUs, recognize company financial performance over the three-year performance period
- Retain talented leaders

Long-Term Incentive Plan

Cash-based performance incentive plan based on three-year financial and strategic goals.

- Align NEOs' interests with shareholders
- Recognize long-term company financial and strategic performance after it is delivered
- Retain talented leaders

Post-Termination Benefits and Change in Control Payments

Defined Benefit Plans

Retirement plans providing for the continuation of a portion of compensation upon retirement or separation from service. Generally, only employees hired prior to January 1, 2008 are eligible.

- Provide opportunity for financial security in retirement
- Retain talented leaders

Defined Contribution Plans

Annual cash contribution based on a formula related to adjusted diluted EPS growth and, for employees not participating in a defined benefit plan, a supplemental contribution and matching contributions. Includes an Altria stock investment option.

- Provide opportunity for financial security in retirement
- Provide additional opportunity to build stock ownership

Change in Control Payments

Payments to executives in connection with a defined change in the ownership of Altria. Change in control provisions are contained in our 2015 PIP and 2020 PIP, which also include provisions for double-trigger and no excise tax gross-up.

- Allow NEOs to focus on delivering shareholder value in a period of uncertainty, such as a higher likelihood of job loss after a potential transaction
- Allow NEOs to receive awards granted for periods of performance before a change in control

Termination Payments

For certain types of involuntary separations (but excluding misconduct), potential for severance benefits (including continuation of salary and medical coverage based on years of service). Our NEOs are eligible for the same severance benefits as our other salaried employees.

- Provide opportunity for protection upon an unexpected event

Perquisites

For all NEOs, a vehicle allowance (which terminated at the end of 2023). For the CEO, a home security system and, subject to an annual allowance, personal use of company aircraft.

- Provide personal security

Other Benefits

Medical coverage, group life insurance and other welfare benefits generally available to all salaried employees.

- Promote health and financial security

2023 Executive Compensation Program Decisions

Changes to CEO's Target Short-term and Long-term Incentives

After conducting its annual CEO compensation benchmarking analysis, the Committee made the following changes to our 2023 compensation program for band A (which currently includes only our CEO) to better align our short-term and long-term compensation elements with those of our CSG:

- increased the Annual Incentive Award target from 150% to 165% of salary beginning with the 2023 Annual Incentive Award;
- increased the annual equity award target from $5.4 million to $6.0 million;
- increased the percentage of performance-based PSUs for annual equity awards from 40% PSUs to 50% PSUs, with the other 50% delivered as RSUs; and
- increased the three-year cash-based LTIP award target from 250% to 260% of salary.

Additionally, the Committee lowered the annual personal aircraft usage allowance from $125,000 to $100,000.

Annual Compensation

Salary

The Committee considers several factors when reviewing and setting salaries for our NEOs, including each executive's individual performance, level of responsibility and experience, the relationship between salaries paid to other Altria executives and the position of the executive's salary within the applicable salary range. Additionally, the Committee annually compares the salaries of our NEOs to others holding comparable positions at our CSG companies. The Committee analyzes all these factors in the aggregate in determining NEO salaries.

Salaries are relevant in establishing annual and, for executives in bands A and B, long-term cash incentive award targets, and factor into retirement, group life insurance and certain other benefits available to all salaried employees. The Committee reviews salaries for our NEOs other than our CEO on an annual basis and reviews our CEO's salary approximately every two years. Generally, any adjustments are effective March 1.

The Committee increased the salaries of our NEOs based on the criteria noted above as follows:

2023 Salary Changes

| Name | Band | 2023 Salary Range | | 2022 Salary ($) | 2023 Salary ($) | Increase (%) |
		Minimum ($)	Maximum ($)			
William F. Gifford, Jr.	A	910,000	2,090,000	1,350,000	1,350,000	—
Salvatore Mancuso [1]	B	501,700	1,153,900	709,900	766,800	8.0
Murray R. Garnick	B	501,700	1,153,900	961,600	1,001,000	4.1
Jody L. Begley	B	501,700	1,153,900	721,400	758,900	5.2
Heather A. Newman	C	408,800	940,200	600,000	639,600	6.6

[1] As part of the annual salary review, Mr. Mancuso's salary was increased to $746,800 effective March 1, 2023. In October 2023, the Committee reassessed the market for Mr. Mancuso's position and further increased his salary to $766,800 effective November 1, 2023.

Annual Incentive Awards

The Annual Incentive Award plan is a cash-based, pay-for-performance plan for salaried employees, including our NEOs. Participants have an annual award target based on salary band and expressed as a percentage of salary. The Committee annually reviews our benchmarking data, establishes award targets and reviews and approves any target changes for employees in salary band I and above. Annual incentive awards are paid only after both business and individual results are assessed against targeted levels of performance. No individual is guaranteed an award. In the event of a salary band change during the performance cycle, award targets are adjusted on a prorated basis. Each of our NEOs remained in their same salary band during 2023.

The following formula was the basis for determining awards under the 2023 Annual Incentive Award plan:



Salary	**X**	**Target (% of salary)**	**X**	**<u>Business Performance Rating</u>** **Adjusted Diluted EPS (30%)** **Adjusted Discretionary Cash Flow (25%)** **Total Adjusted OCI (30%)** **Strategic Initiatives (15%)**	**X**	**Individual Performance Multiplier**	**=**	**Annual Incentive Award**

At the conclusion of each year, the Committee reviews Altria's performance against financial measures and strategic initiatives and assigns a rating from 0% to 130%. For 2023, the Committee identified (1) adjusted diluted EPS, (2) adjusted discretionary cash flow and (3) total adjusted OCI as the financial measures for determining awards under the Annual Incentive Award plan because it believes that these measures align with our financial goals and the interests of our shareholders.

In determining Altria's performance in 2023 against these measures, the Committee considered the following:

Annual Incentive Award Measures ($ in millions, except per share data)

	Results and Rating (from 0% - 130%)	0%	80%	100%	120%	130%	Weighting	Weighted Rating
Adjusted Diluted EPS [1] *(Rating Range)*	**Result $4.95** (Rating 100.0%)		$4.89	$4.95 - $4.97	$5.03		30%	30.00%
Adjusted Discretionary Cash Flow [1] *(Rating Range)*	**Result $8,522** (Rating 112.2%)		$7,814	$8,226 - $8,270	$8,682		25%	28.05%
Total Adjusted OCI [1] *(Rating Range)*	**Result $12,358** (Rating 77.9%)		$12,374	$12,527 - $12,577	$12,730		30%	23.34%
Strategic Initiatives *(Rating Range)*	**Result 16.5** (Rating 110%)		12	15	18		15%	16.50%
2023 Annual Incentive Award Rating (rounded)								**98%**

[1] Adjusted diluted EPS, adjusted discretionary cash flow and total adjusted OCI are non-GAAP financial measures. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

The 2023 strategic initiatives against which the Committee evaluated Altria's performance, as shown above, were designed to promote our long-term success. Those initiatives and results are below:

Strategic Initiative	Result
■ Attract, develop and deploy the talent needed to achieve our Vision and foster an exceptional employee experience that causes our organization to thrive.	We met expectations as we continued to achieve above-benchmark employee engagement scores; attracted critical talent to fill key roles to help achieve our Vision; and made continued progress in building an inclusive and equitable culture and addressing potential barriers to equal opportunity. In addition, we achieved a Great Place to Work™ certification for the fourth consecutive year and were awarded a 100% rating in the 2023 Human Rights Campaign Corporate Equality Index. We enhanced internal communications to drive clarity and alignment for our employees and build confidence in our future. We established a strategic workforce plan to accelerate readiness for potential PMTAs. We improved how employees use technology to communicate, collaborate, work productively and engage with each other, while enabling greater flexibility.
■ Maximize the long-term profitability of our cigarette, cigar and moist smokeless tobacco ("MST") businesses while proactively shifting resources to fund investment and accelerate growth in a smoke-free future.	We met expectations in a challenging environment as we enhanced programs to deepen connections with adult tobacco consumers, increase investment efficiency and accelerate awareness of smoke-free products. We streamlined our traditional product portfolio while continuing to protect it from unreasonable regulation through public policy and engagement. We maximized our supply chain and manufacturing infrastructure for the future.
■ Reinvent how we engage our adult tobacco consumers and customers; and empower our employees with data and technology to drive productivity and top-line growth.	We exceeded expectations as we optimized our supply chain and operations through data, technology and ways of working to be best in class. We expanded advanced analytics value creation across the enterprise with focus on enterprise data strategy, supply chain, marketing mix and personalized value delivery. We innovated with customers to solidify long-term trade partnerships through digital value, personalization and retail campaigns. We drove end-to-end integrated digital consumer experiences through data analytics and segmentation to enhance marketing effectiveness.
■ Move toward a smoke-free future by delivering superior, innovative and FDA-authorized nicotine products while fostering an environment conducive to tobacco harm reduction through science and advocacy that promotes equitable adult smoker transition.	We exceeded expectations as we developed a portfolio of innovative inhalable products, including through the NJOY transaction, to help us achieve a leadership position. We also advanced a portfolio of innovative oral products that we believe will achieve a leadership position following FDA authorization. We received the first Modified Risk Tobacco Product Authorization from the FDA for an MST product. We operated and enhanced the established end-to-end innovation system for potentially reduced-risk nicotine products that facilitates a consumer-based strategy to transition adult smokers by investing in, and activating against, foundational science and consumer insights. We evolved the marketing system to accelerate marketing effectiveness and long-term adult smoker transition potential. We led the industry in engaging with policymakers to adopt harm reduction, not prohibition, as the proper framework for tobacco regulation in the U.S.
■ Establish a consumer-centric adjacency growth system to enable value creation through investments, partnerships and rapid test-and-learn.	We met expectations as we expanded the venture growth framework beyond cannabis to support a long-term adjacency growth system. We supported long-term adjacency exploration through consumer research, product evaluation, brand insights and third-party engagement. We built and expanded infrastructure to identify, evaluate and govern adjacent strategic opportunities. We executed an international learning plan.

Consideration of ID&E

As part of our ID&E efforts and to drive accountability for cultural fluency among people leaders, our NEOs, along with people leaders, were assessed individual ID&E ratings as part of the 2023 performance management process. A rating of at least Ally or Advocate was required to receive our highest individual performance rating for purposes of the Annual Incentive Award formula.

ID&E Rating	Descriptor
Advocate	Proactively leads change to create a more equitable and inclusive environment, and helps others deepen their advocacy
Ally	Supports change to advance ID&E
Aware	Recognizes the need for change to advance ID&E
Inactive	Does not demonstrate support for change to advance ID&E

The Committee used the Annual Incentive Award business performance rating, together with the individual performance of the NEOs, in determining the 2023 awards below. See "2023 Performance of NEOs" beginning on page 29.

2023 Annual Incentive Award Target Percentages, Award Ranges and Actual Awards

Name	Band	Salary ($)	Target (%)	Target Award [1] ($)	2023 Business Performance Rating [2] (%)	Individual Performance Multiplier [3] (%)	Actual Award for 2023 Performance ($)	(% of target)
William F. Gifford, Jr.	A	1,350,000	165	2,227,500	98	125	2,730,000	123
Salvatore Mancuso	B	766,800	95	728,460	98	115	821,000	113
Murray R. Garnick	B	1,001,000	95	950,950	98	115	1,071,700	113
Jody L. Begley	B	758,900	95	720,955	98	115	812,500	113
Heather A. Newman	C	639,600	80	511,680	98	130	651,900	127

[1] Assumes 100% business and individual performance.

[2] The business performance rating can range from 0% to 130%.

[3] The individual performance multipliers for our NEOs other than the CEO are based on individual performance on a five-point scale and can range from 0% to 150%. The individual performance multiplier for our CEO is determined at the Committee's discretion and can range from 0% to 175%.

Long-Term Incentive Compensation

We award long-term incentives to executive officers through a combination of equity awards and performance-based cash incentive awards under the LTIP. For equity awards, our CEO received a mix of 50% RSUs and 50% PSUs and our other NEOs received a mix of 60% RSUs and 40% PSUs. Together, PSUs and the LTIP are targeted to deliver 70% of our CEO's and 64% of our NEOs' target long-term incentives through performance-based elements, with the remainder comprised of time-based RSUs.

Target Long-Term Incentive Mix [1]

	LTIP (cash)	Equity (PSUs)	Equity (RSUs)
CEO	40%	30%	30%
Other NEOs	40%	24%	36%

[1] This chart reflects target awards under the 2023 – 2025 LTIP performance cycle and target equity awards granted in 2023.

Long-Term Incentive Compensation: Equity Awards

Equity awards are intended to focus executives on increasing long-term shareholder value, enhance executive retention and promote executive stock ownership. Award amounts recognize prior year individual performance and, for our NEOs other than our CEO, factors such as potential for advancement and retention. Vesting amounts reflect any stock appreciation and, for PSUs, performance against the financial measures during the vesting period. The awards generally vest three years after the date of the award, subject to earlier vesting on death, disability, retirement on or after age 65 or potentially in connection with a change in control. This vesting period is intended to retain and motivate executives, while promoting long-term performance. The number of PSUs granted to an executive represents a target number of shares; for PSUs awarded in 2023, the actual share payout can range from 0% to 156% of the target based on company performance against specified measures.

For RSUs, recipients receive cash dividend equivalents during the vesting period. For PSUs, dividends are accrued and paid out at the end of the performance period based on the final number of PSUs that vest, if any. The Committee annually reviews equity award targets against competitive data.

2023 Equity Award Highlights

- 50% RSUs / 50% PSUs for our CEO
- 60% RSUs / 40% PSUs for our other NEOs
- Vesting period of at least three years
- RSUs: Cash dividend equivalent payments
- PSUs: Dividend equivalents not paid until end of performance period and based on shares actually earned
- NEO grant award values based on:
  - Executive's individual performance in year prior to the grant;
  - Executive's potential for advancement at the time of grant (other than our CEO);
  - Committee discretion; and
  - Competitive benchmarking.
- Number of RSUs and PSUs awarded is based on fair market value of our stock on the grant date
- Strong stock ownership and holding requirements

From time to time, the Committee grants special equity awards to select executives in key roles or with high potential for advancement for purposes of retention and to align with benchmarking data. These special equity awards generally have a longer vesting period of five years. No special equity awards were granted to our NEOs in 2023.

The Committee establishes a target and range of equity awards before granting equity awards to our CEO based on its assessment of his performance, Altria's performance and competitive data. For our NEOs other than our CEO, the Committee establishes an appropriate target and range of equity awards, which is based on each NEO's salary band, potential for advancement, individual performance and competitive data. The Committee then approves awards based on potential for advancement and individual performance. Individual awards are generally granted on the date of Committee approval and capped under our 2015 PIP and our 2020 PIP. No individual is guaranteed an award.

Beginning in 2023, the Committee increased our CEO's target for annual equity awards from $5.4 million to $6.0 million and adjusted the split for our CEO from 60% RSUs and 40% PSUs to 50% RSUs and 50% PSUs. The Committee made this adjustment as a result of its market analysis for the CEO position and to further align our CEO's interests with those of our shareholders.

The targets and actual equity awards for grants made to our NEOs in 2023 were as follows:

Name	Band at Grant Date	Equity Target ($)	Equity Award Range ($)	Actual Equity Award [1] ($)
William F. Gifford, Jr.	A	6,000,000	3,600,000 - 9,000,000	6,600,049
Salvatore Mancuso	B	1,750,000	1,050,000 - 2,625,000	2,012,588
Murray R. Garnick [2]	B	1,750,000	1,050,000 - 2,625,000	2,012,588
Jody L. Begley	B	1,750,000	1,050,000 - 2,625,000	2,012,588
Heather A. Newman	C	990,000	594,000 - 1,485,000	1,386,081

[1] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to Financial Accounting Standards Board ("FASB") Codification Topic 718. The number of RSUs and PSUs awarded in 2023, together with the grant date values and vesting terms of the RSUs and the PSUs awarded, is disclosed in the Grants of Plan-Based Awards during 2023 table on page 51.

[2] Under the terms of the award agreements, Mr. Garnick forfeited his 2023 equity awards upon his retirement effective April 1, 2024. In lieu of these forfeited awards and consistent with the Committee's Guidelines on Compensation Treatment for Departing Executive Officers, the Committee approved (i) a prorated cash payment to Mr. Garnick for his 2023 RSUs and (ii) a prorated cash payment, if any, for his 2023 PSUs, which will be based on actual performance against the financial performance measures after the performance period ends in 2025. Both payments will be prorated for his employment during the vesting period.

Financial Performance Measures for 2023 PSUs

The formula for determining the number of shares delivered to our NEOs at the conclusion of the 2023 – 2025 performance cycle for the 2023 PSUs is:



2023 PSUs Granted x **Financial Performance Rating** [**Adjusted Diluted EPS Growth** 75% + **Cash Conversion** [(1)] 25%] x **Relative TSR** [(2)] **+/- 20%** = **Altria Shares Delivered**

(1) Defined as the portion of our adjusted net earnings that is converted to adjusted discretionary cash flow.

(2) Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2023 and remain in the Index as of December 31, 2025.

The weighted ratings of the financial measures, adjusted by the TSR modifier, determine the aggregate rating and the number of shares payable under the PSU awards. The aggregate score may not exceed 156% of target. The Committee believes that the combination of these measures provides solid alignment between Altria's business strategies and our shareholders' interests.

2021 PSU Performance

The PSUs granted in February 2021 with a 2021 – 2023 performance cycle ("2021 PSUs") were measured against adjusted diluted EPS growth and cash conversion with the weighted result of these measures subject to a potential increase or decrease of up to 20% based on relative TSR versus the S&P 500 Food, Beverage & Tobacco Index. The tables below reflect the performance of the 2021 PSUs against each measure, followed by the final determination of the number of shares of Altria common stock delivered to each NEO at the end of the three-year performance period (expressed as a percentage of the number of PSUs originally awarded).

Financial Metrics	Results and Rating (from 0% - 130%)	Weighting	Weighted Rating
2021 – 2023 Adjusted Diluted EPS Growth [(1)(2)] *(Rating Range)*	**Result 4.3% (CAGR)** (Rating 85.9%) 0%; 80% 4.0%; 100% 5.2% - 5.6%; 120% 6.7%; 130%	75%	64.4%
2021 – 2023 Cash Conversion [(1)(2)] *(Rating Range)*	**Result 96.3%** (Rating 108.1%) 0%; 80% 91.7%; 100% 95.0%; 120% 98.3%; 130%	25%	27.0%
			91.4% Multiplied By:
2021 – 2023 Relative TSR Percentile [(3)(4)] *(Rating Range)*	**Result 55th (TSR 25.262%)** (Rating 102%) 80% Bottom Company; 100% Median; 120% Top Company		**102%**
2021 PSU Rating (0% - 156%) (rounded)			**93%**

(1) Adjusted diluted EPS and cash conversion are non-GAAP financial measures. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

(2) Rating for each metric cannot exceed 130%.

(3) Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2021 and remained in the Index as of December 31, 2023.

(4) Altria's three-year relative TSR percentile and cumulative percent return for the three-year period ending December 31, 2023, using the average closing price of the first and last 30 trading days of the performance period.

The 2021 PSUs granted and number of shares of Altria common stock delivered to our NEOs in February 2024 were as follows:

Name	2021 PSUs Granted (#)	2021 PSU Performance Rating (%)	Altria Shares Delivered (#)
William F. Gifford, Jr.	50,468	93	46,936
Salvatore Mancuso	16,928	93	15,744
Murray R. Garnick	16,928	93	15,744
Jody L. Begley	16,928	93	15,744
Heather A. Newman	9,993	93	9,294

Long-Term Incentive Compensation: 2023 – 2025 LTIP Awards

The 2023 – 2025 LTIP is a long-term cash incentive performance plan that uses a three-year performance cycle (January 1, 2023 to December 31, 2025), an approach consistent with our long-term strategic planning process. At the beginning of each performance cycle, the Committee approves long-term financial and strategic performance goals, to be measured after completion of the performance cycle. The financial measures and the strategic initiatives are each weighted 50%. Each executive has an award target based on his or her salary band. Awards are payable in cash after the end of the three-year performance cycle based on the Committee's assessment of Altria's actual performance against the financial measures and strategic initiatives during the entire award cycle. The Committee retains the discretion to adjust individual awards upward or downward based on individual performance, and no individual is guaranteed an award.

2023 – 2025 LTIP Highlights

- Three-year performance cycle
- Awards based on our performance against long-term financial and strategic goals and individual performance

The Committee considers each of our NEO's earnings opportunity under the LTIP when setting compensation each year; however, those opportunities remain at risk until the Committee's final assessment after the end of the three-year performance cycle.

The following formula is the basis for determining the 2023 – 2025 LTIP awards for our NEOs:


Salary x Target % (1) (Band A and B)
Or
Dollar Target (1) (Below Band B)
x
LTIP Business Performance Rating
Adjusted Diluted EPS Growth
75%
+
Cash Conversion (2)
25%
50%
x
Relative TSR (3) +/- 20%
+
Strategic Initiatives/ Other Considerations
50%
x
Individual Performance Assessment
=
Three-Year LTIP Award

(1) In the event of a salary or band change during the performance cycle, the award target will be adjusted on a prorated basis.

(2) Defined as the portion of our adjusted net earnings that is converted to adjusted discretionary cash flow.

(3) Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2023 and remain in the Index as of December 31, 2025.

Whereas the 2023 PSUs are based entirely on the financial measures shown in the formula above, the financial measures count for half of the 2023 – 2025 LTIP business performance rating, with performance against the strategic initiatives counting for the other half.

Specific details regarding the strategic performance initiatives are approved by the Committee at the beginning of the cycle, but are not disclosed publicly before the end of the cycle because they are competitively sensitive. We expect to disclose the relevant performance metrics for the 2023 – 2025 LTIP performance cycle (as we do below for the 2021 – 2023 LTIP) after the compensation decisions for the then-current NEOs have been made.

Following the conclusion of the 2023 – 2025 LTIP performance cycle, the Committee will assess Altria's performance against the financial measures (adjusted by the TSR modifier) and strategic initiatives to determine the final LTIP business performance rating, which can range from 0% to 143%. The Committee, with respect to the CEO, and the CEO, with respect to the other NEOs, may also consider the individual performance of each executive to determine the executive's individual performance assessment, which can range from 0% to 150%.

The award targets for our NEOs for the 2023 – 2025 LTIP performance cycle before the application of the business performance rating and individual performance assessment, which will not be applied until after the end of the 2023 – 2025 performance cycle, are:

Name	Band	Band Target (% of Salary for bands A and B, $ for band C)	Individual Award Target [1] ($)
William F. Gifford, Jr.	A	260%	3,510,000
Salvatore Mancuso	B	140%	1,062,973
Murray R. Garnick [2]	B	140%	1,398,431
Jody L. Begley	B	140%	1,059,634
Heather A. Newman	C	676,500	676,500

[1] The award targets reflect prorated amounts for Messrs. Mancuso, Garnick and Begley due to salary changes during 2023. While Ms. Newman had a salary change during 2023, salary changes do not impact band C LTIP participants due to band C having a dollar target versus bands A and B having a target as a percentage of salary.

[2] Consistent with the Committee's Guidelines on Compensation Treatment for Departing Executive Officers, the Committee approved a prorated cash payment, if any, for Mr. Garnick's 2023 – 2025 LTIP, which will be based on actual performance against the financial and strategic performance measures after the performance period ends in 2025 and prorated for his employment through the date of his retirement.

Long-Term Incentive Compensation: 2021 – 2023 LTIP Awards

The 2021 – 2023 LTIP used a three-year performance cycle (January 1, 2021 to December 31, 2023) with the same financial measures, weightings and formula as the 2023 – 2025 LTIP described above.

The 2021 – 2023 LTIP performance cycle concluded on December 31, 2023 and rewarded achievement of financial and strategic measures (each weighted 50%) intended to create value for shareholders. The Committee assigned ratings from 0% to 130% based on performance against these measures.

Our performance against the financial measures was as follows:

Financial Metrics (50%)	Results and Rating (from 0% - 130%)	Weighting	Weighted Rating
2021 – 2023 Adjusted Diluted EPS Growth [1][2] *(Rating Range)*	Result 4.3% (CAGR) (Rating 85.9%) 0% — 80% (4.0%) — 100% (5.2% - 5.6%) — 120% (6.7%) — 130%	75%	64.4%
2021 – 2023 Cash Conversion [1][2] *(Rating Range)*	Result 96.3% (Rating 108.1%) 0% — 80% (91.7%) — 100% (95.0%) — 120% (98.3%) — 130%	25%	27.0%
			91.4%
			Multiplied By:
2021 – 2023 Relative TSR Percentile [3][4] *(Rating Range)*	Result 55th (TSR 25.262%) (Rating 102%) 80% Bottom Company — 100% Median — 120% Top Company		**102%**
2021 – 2023 LTIP Financial Measures Rating (0% - 156%) (rounded)			**93%**

[1] Adjusted diluted EPS and cash conversion are non-GAAP financial measures. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Rating for each metric cannot exceed 130%.

[3] Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2021 and remained in the Index as of December 31, 2023.

[4] Altria's three-year relative TSR percentile and cumulative percent return for the three-year period ending December 31, 2023, using the average closing price of the first and last 30 trading days of the performance period.

The Committee also assessed performance against the strategic initiatives listed below. In addition, the Committee determined that it would be appropriate to take into account the overall positioning of our companies' innovative smoke-free portfolio at the end of 2023 versus the beginning of 2021.

For example, at the beginning of 2021, we faced significant challenges with our innovative smoke-free portfolio. Our participation in the e-vapor category was a minority investment in JUUL, which was being challenged by the FTC, and had strict non-competition provisions. Our participation in the heated tobacco category was through a contractual relationship with Philip Morris International Inc. ("PMI") and subject to a defined expiration date.

By the end of 2023, we had negotiated a buyout of our commercialization rights to the *IQOS* tobacco heating system and entered into a joint venture with JTI to enable a more favorable long-term strategy in heated tobacco, along with a heated tobacco product developed internally during the plan cycle. We also exited our minority interest in JUUL, while achieving dismissal of the FTC action, and acquired global ownership of NJOY, including *NJOY ACE*, the only pod-based product with market authorization from the FDA. While the investment in NJOY and associated plans to invest in the brand's expansion caused us to fall short of the adjusted diluted EPS target (as shown above), the Committee recognized that our companies' innovative smoke-free portfolio had significantly improved during the plan cycle.

Performance against the strategic initiatives was as follows:

Strategic Initiatives (50%)	Performance against Strategic Initiatives
▪ Submit a PMTA for an internally developed novel oral product, while testing an internally developed heated tobacco product in an international market to make significant progress towards submitting a PMTA in 2024.	We underperformed expectations as our PMTA for an internally developed novel oral product was planned to be submitted by end of 2023, but we delayed the submission to finalize the product, engineering and packaging. Additionally, an internally developed heated tobacco product was not tested in an international market.

EXECUTIVE COMPENSATION

Strategic Initiatives (50%)	Performance against Strategic Initiatives
■ Exceed contractual terms of the agreement with PMI regarding the commercialization of the *IQOS* tobacco heating system required by 2023 and broaden product availability to two sales regions.	We exceeded the goal of this initiative based on the terms of our negotiated buyout of our commercialization rights to the *IQOS* tobacco heating system. We received $2.7 billion in cash from PMI and maintained *IQOS* exclusivity through April 2024. The buyout enabled a capital-neutral acquisition of NJOY and a more favorable long-term heated tobacco strategy through our joint venture with JTI.
■ Deliver *on!* volume of 237 million cans over three years or achieve at least a 25-share position in the nicotine pouch segment.	We met expectations as our cumulative shipped volume was above our target of 237 million cans.
■ Make progress toward reaching our I&D Aiming Points versus 2020, identify and address potential barriers to equal opportunity and establish plans to ensure we have the talent we need for roles aligned to critical business priorities.	We met expectations as we made progress toward being an inclusive place to work for all employees, regardless of level, demographic group or work function, as measured by employee surveys throughout the performance period. We conducted extensive research on the employee experience by demographic group and leveraged systems, such as our internal job posting system, to address potential barriers to equal opportunity. We also had strong, diverse succession plans in place for executive and critical roles and hired highly capable talent in such roles to help advance progress against our Vision.
■ Maximize the contribution of our investments to our long-term value.	We met expectations as we exchanged our entire minority economic investment in JUUL for a non-exclusive, irrevocable global license to JUUL heated tobacco intellectual property. We resolved the majority of JUUL-related state and federal cases for $235 million. We gained a dismissal order from the FTC concerning our original JUUL investment. We actively engaged with Cronos's board and management to execute plans in the best interest of all shareholders. Our ABI adjusted equity earnings increased from $540 million in 2020 to $628 million in 2023 (5.2% CAGR)[1] and we received $386 million in cumulative dividends from ABI over the three-year period.

2021 – 2023 LTIP Strategic Measures Rating (0% - 130%)	**115%**

2021 – 2023 LTIP Business Performance Rating (50% Financial, 50% Strategic) (0% - 143%)	**104%**

[1] ABI adjusted equity earnings is a non-GAAP financial measure. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

Using the above formula, the 2021 – 2023 LTIP awards for our NEOs were determined based on the target percentages and business and individual performance assessments as follows:

Name	Band	Individual Award Target[1] ($)	LTIP Business Performance Rating (0% - 143%)	Individual Performance Assessment (0% - 120%)	2021 – 2023 Actual Award ($)
William F. Gifford, Jr.	A	3,835,490	104	100	3,990,000
Salvatore Mancuso	B	1,158,118	104	100	1,204,400
Murray R. Garnick	B	1,567,674	104	100	1,630,400
Jody L. Begley	B	1,168,111	104	100	1,214,800
Heather A. Newman	C	791,505	104	100	823,200

[1] Award targets reflect the LTIP transition multiplier of 117%, which takes into account the change from three-year end-to-end performance cycles to overlapping performance cycles that began with the 2020 – 2022 LTIP and conclude with the 2021 – 2023 LTIP. During the 2021 – 2023 performance period, award targets also reflect prorations due to salary changes for bands A and B. See "Use of Overlapping LTIP Performance Cycles" beginning on page 40 of our Proxy Statement for our 2021 Annual Meeting (filed with the SEC on April 8, 2021) for further explanation of the use of the transition multipliers.

Perquisites

The perquisites we provided to our NEOs in 2023 are set forth in the All Other Compensation table on page 50. In addition to these perquisites, our NEOs received the same benefits that were available to our salaried employees generally.

Mr. Gifford is required to use our aircraft for all air travel for purposes of security. The Committee approved a 2023 allowance of $100,000 for Mr. Gifford's personal aircraft usage, down from $125,000 in 2022. The allowance and Mr. Gifford's obligation to pay for personal use of the aircraft above the allowance are reflected in a time-sharing agreement with Altria. The Committee considers the potential value of personal aircraft usage in determining the other components of Mr. Gifford's total compensation.

Post-Termination Benefits and Change in Control Payments

We provide post-termination benefits to our NEOs, including retirement benefits and termination payments, if applicable, as well as payments in connection with a change in control.

- *Retirement Benefits.* Our NEOs participate in certain qualified and non-qualified retirement plans, which we believe promote executive retention and provide the opportunity for financial security in retirement. These retirement benefits are discussed in more detail in the narrative following the Pension Benefits table on page 53 and the Non-Qualified Deferred Compensation table on page 55.

- *Change in Control Payments.* Our 2015 PIP and our 2020 PIP include a double-trigger provision for vesting or payment of annual incentive awards, equity awards and long-term incentive cash awards, provided that the successor entity continues or assumes the plans and awards or replaces them with substantially similar awards. The details of these provisions are discussed under "Payments upon Change in Control or Termination of Employment" beginning on page 56.

- *Termination Payments.* The Severance Pay Plan for Salaried Employees ("Severance Plan"), which is generally applicable to all salaried employees, provides an opportunity for financial protection in the event of an involuntary termination of employment. This plan is discussed further under "Payments upon Change in Control or Termination of Employment" beginning on page 56.

Decision-Making Process

Role of the Compensation and Talent Development Committee

The Committee determines and approves CEO compensation and reviews and approves the compensation of the other executive officers.

The Committee:

- Reviews and approves
  - our overall executive compensation philosophy and design.
  - corporate and individual goals and objectives relevant to the compensation of our CEO, evaluates the performance of our CEO in light of these goals and objectives and determines and approves the compensation of our CEO based on this evaluation.
  - the compensation of all executive officers.
- Makes recommendations to our Board with respect to incentive compensation plans and equity-based plans, administers and makes awards under such plans and reviews the cumulative effect of its actions.
- Monitors compliance by executives with our stock ownership and holding requirements.
- Monitors risks related to the design of our compensation program.
- Determines ratings for Altria's performance for the annual and long-term incentive award formulas.
- Reviews initiatives and programs related to corporate culture and enterprise-wide talent development.

Committee Compensation Decisions for Executive Officers (other than our CEO)

Early each year, our CEO presents to the Committee compensation recommendations for our executive officers, other than himself, based on an assessment of their performance. The Committee reviews and discusses these recommendations with our CEO and, exercising its discretion, makes the final decision to approve the compensation of these individuals.

Committee Establishment of CEO Performance Goals and CEO Performance Evaluation

At the beginning of each year, our CEO proposes annual individual performance goals to the Committee for its consideration. The Committee establishes final goals and reviews them with our Board. Following the end of the year, the Committee discusses with our CEO his performance against the goals established the prior year and then, in its sole discretion, determines and approves our CEO's compensation. Other than discussing his prior year performance with the Committee, our CEO has no role in setting his own compensation.

Role of Consultants

Beginning in August 2023, the Committee engaged Meridian Compensation Partners ("Meridian") as the Committee's independent consultant.

Meridian is expected to provide the Committee advice and services, including:

- Regularly participating in Committee meetings, including executive sessions that exclude management;
- Providing advice and making recommendations with regard to executive compensation;
- Consulting with the Committee Chair and being available to consult with other Committee members between meetings;
- Advising on the composition of the CSG;
- Advising on our proxy statement and CD&A and supporting shareholder engagement on our executive compensation program;
- Providing competitive compensation information focused on chief executive officer pay primarily from public filings, including annual proxy filings, by companies within our CSG; and
- Providing a risk assessment with respect to our executive compensation program.

For the year ended December 31, 2023, Meridian provided no services to Altria other than consulting services to the Committee regarding executive compensation.

The Committee reviews the current engagement and the objectivity and independence of the advice that Meridian provides on executive compensation. The Committee considered the six specific independence factors identified by the SEC and the NYSE and determined that Meridian is independent and Meridian's work did not raise any conflicts of interest.

Management engages Aon plc ("Aon"), which conducts a survey of CSG companies. The survey collects compensation data and competitive practices. Aon also provides benchmarking regarding non-employee director compensation. Aon provides neither advice nor recommendations on the form or amount of our executive or director compensation, nor does Aon attend Board or Committee meetings. The Committee considers any data provided by Aon as part of the Committee's executive compensation decision-making process.

Benchmarking

Compensation Strategy

We design our executive compensation program to deliver total target compensation (salary, annual and long-term cash awards, equity awards and benefits) within a reasonable range of market median paid to executives in the CSG, with variability depending on role criticality, performance, potential, contributions and various other factors, as determined by the Committee. Additionally, we design our program such that actual compensation outcomes can vary meaningfully above or below this target compensation depending on achievement against our pre-established business objectives and individual performance. We believe that this approach has contributed to our industry leadership position and is important to attract and retain world-class leaders, particularly given the unique challenges of our industry.

Compensation Survey Group

We annually compare our executive compensation program with the programs of the CSG companies and broader benchmarking data. The purpose of this annual review is to assure that our executive compensation program supports our ability to attract and retain executive talent. When determining the companies to include in the CSG, the Committee identifies companies that have all or most of the following characteristics:

- revenues generally between $5 and $75 billion;
- market capitalization of at least $10 billion;
- primarily focused on consumer products;
- limited business segments;
- businesses generally focused within the U.S.; and
- compete with us for executive talent.

Based on these criteria, the Committee included the following companies in the 2023 CSG and used this list for compensation-related decisions for 2023.

3M Company	General Mills, Inc.	Merck & Co., Inc.
Bristol-Myers Squibb Company	The Hershey Company	Molson Coors Brewing Company
Campbell Soup Company	Kellanova	Mondelēz International, Inc.
The Coca-Cola Company	Keurig Dr Pepper Inc.	PepsiCo, Inc.
Colgate-Palmolive Company	Kimberly-Clark Corporation	Philip Morris International Inc.
Conagra Brands, Inc.	The Kraft Heinz Company	
Eli Lilly and Company	McDonald's Corporation	

Risk Assessment

In 2023, the Committee requested its independent compensation consultant, Meridian, to conduct a risk assessment of our executive compensation program. Meridian's review focused on features generally recognized as potentially encouraging excessive risk-taking, features of our programs that mitigate risk and management's assessment of those features.

After reviewing Meridian's assessment in 2023, the Committee believes that neither the compensation program's design nor the individual elements of executive compensation encourage employees, including our NEOs, to take unnecessary or excessive risks. The executive compensation program also incorporates risk-mitigating features such as those shown in the list on the right, which the Committee considered as part of its assessment. We believe that any risks arising from our compensation policies and practices are not likely to have a material adverse effect on Altria.

Risk-Mitigating Features

- Appropriate compensation mix of fixed versus at-risk variable pay, annual versus long-term pay, cash versus equity and performance-based versus non-performance-based pay

- Multiple objective performance factors used for annual and long-term incentive awards, coupled with the Committee's discretion to approve awards at lower than target

- Caps on annual and long-term incentive plan formulas

- Peer company benchmarking

- Significant stock ownership, holding requirements and anti-hedging/anti-pledging policies

- "Clawback" policies providing for the adjustment or recovery of executive compensation upon the restatement of our financial statements

- Individual performance assessments that align NEO interests with the interests of shareholders

Other Considerations

Stock Ownership and Holding Requirements and Prohibition on Hedging and Pledging

The Committee has established stock ownership requirements under which all executives are expected to hold our common stock in an amount equal to a multiple of salary, as determined by their salary band. If the stock price declines, an executive may satisfy the requirement by holding a fixed number of shares based on the stock price at the beginning of the executive's acquisition period. For our NEOs, the Committee set the requirements as follows:

Band	Multiple of Salary
A	12
B	6
C	5

Additionally, we require executive officers to hold any shares received as compensation until they meet their stock ownership requirement.

We expect NEOs to meet their ownership requirement within five years of becoming subject to the requirement (or three years from a subsequent promotion date that results in an increased ownership requirement). Unvested RSUs count toward the stock ownership requirement; however, unvested PSUs do not count toward the requirement. As of December 31, 2023, all our NEOs satisfied their stock ownership requirement.

We have policies prohibiting our NEOs from engaging in hedging and pledging activities with respect to our shares, as described under "Prohibition on Hedging and Pledging" on page 76.

"Clawback" Policies Regarding the Adjustment or Recovery of Compensation

We have "clawback" policies providing for the adjustment or recovery of compensation in certain circumstances. Our clawback policy applicable to executive officers, which we filed as an exhibit to our 2023 Form 10-K, is structured to comply with the requirements of the Dodd-Frank Act and became effective on December 1, 2023. Under this policy, if we are required to restate our financial statements, we are generally required to recover reasonably promptly from any current or former executive officer any incentive-based compensation that would not have been paid but for the incorrect financial statements. The recovery requirement applies to incentive-based compensation received during the three fiscal years preceding the restatement. Incentive-based compensation is any compensation that is granted, earned or vested, based on the achievement of a financial reporting measure, such as annual incentive awards, LTIP awards and PSUs.

In addition to the executive officer policy, our existing clawback policy applicable to all executives continues to apply. Under that policy, if we are required to restate our financial statements, our Board or the Committee, in its discretion, may take such action as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such action may include, to the extent permitted by applicable law, in appropriate cases, requiring partial or full reimbursement of any bonus or other incentive compensation paid to the executive, causing the partial or full cancellation of RSUs or PSUs, adjusting the future compensation of such executive and dismissing or taking legal action against the executive, in each case as our Board or the Committee determines to be in the best interests of Altria and our shareholders.

Tax and Accounting Considerations

In addition to our executive compensation objectives and design principles, we consider tax and accounting treatment when designing and administering our compensation programs. One consideration is Internal Revenue Code Section 162(m), which limits our ability to deduct compensation paid to each covered officer for tax purposes to $1.0 million annually, subject to an exception for certain compensation granted or accrued before 2018. Covered officers include any officer who for any year after 2016 was the principal executive officer, principal financial officer or one of the next three highest-paid officers.

Although the Committee considers tax deductibility and other tax and accounting treatment in making its compensation program decisions, the Committee's primary consideration is whether the compensation program promotes our Vision and aligns the interests of executives with those of our shareholders.

Compensation and Talent Development Committee Interlocks and Insider Participation

During 2023, no Altria executive officer served on the board of directors or compensation committee of any company that employs a member of our Board. No member of the Committee at any time during 2023 or at any other time had any relationship with us that would be required to be disclosed as a related person transaction under applicable SEC rules.

Compensation Tables and Other Matters

Summary Compensation Table

The following table provides the compensation information of our NEOs for 2023, 2022 and 2021.

Name and Principal Position during 2023	Year	Salary ($)	Stock Awards Grant Value [1] ($)	Non-Equity Incentive Plans — Annual Incentive Plan ($)	Non-Equity Incentive Plans — Long-Term Incentive Plan ($)	Change in Pension Value [2] ($)	All Other Compensation [3] ($)	Total ($)
William F. Gifford, Jr., Chief Executive Officer, Altria Group, Inc.	2023	1,350,000	6,600,049	2,730,000	3,990,000	3,630,508	228,071	18,528,628
	2022	1,333,333	6,500,044	2,580,000	5,570,000	—	216,323	16,199,700
	2021	1,250,000	6,000,059	2,754,000	—	2,487,905	135,008	12,626,972
Salvatore Mancuso, Executive Vice President and Chief Financial Officer, Altria Group, Inc.	2023	743,983	2,012,588	821,000	1,204,400	1,375,541	84,406	6,241,918
	2022	704,367	2,012,554	791,100	1,706,500	—	80,445	5,294,966
	2021	672,250	2,012,526	835,400	—	548,562	77,233	4,145,971
Murray R. Garnick, Executive Vice President and General Counsel, Altria Group, Inc.	2023	994,433	2,012,588	1,071,700	1,630,400	—	159,173	5,868,294
	2022	955,433	2,012,554	1,071,600	2,392,900	—	153,323	6,585,810
	2021	920,833	2,012,526	1,141,400	—	—	148,133	4,222,892
Jody L. Begley, Executive Vice President and Chief Operating Officer, Altria Group, Inc.	2023	752,650	2,012,588	812,500	1,214,800	1,439,900	85,273	6,317,711
	2022	713,950	2,275,028	838,800	1,660,500	—	81,403	5,569,681
	2021	672,250	2,012,526	944,400	—	713,170	77,233	4,419,579
Heather A. Newman, Senior Vice President, Chief Strategy and Growth Officer, Altria Group, Inc.	2023	633,000	1,386,081	651,900	823,200	824,942	73,308	4,392,431
	2022	569,650	1,386,030	636,500	1,108,600	—	66,973	3,767,753
	2021	517,083	1,188,045	611,700	—	502,963	61,716	2,881,507

[1] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718. The number of RSUs and PSUs awarded in 2023, together with their grant date values and vesting terms, is disclosed in the Grants of Plan-Based Awards during 2023 table on page 51. The assumptions we used in calculating the grant date fair values of the RSUs and the PSUs awarded in 2023 are described in Note 12 "Stock Plans" to our consolidated financial statements in the 2023 Form 10-K. The table below provides the grant date fair value of the PSUs awarded in 2023 for each of our NEOs assuming the maximum performance level is achieved.

William F. Gifford, Jr. ($)	Salvatore Mancuso ($)	Murray R. Garnick ($)	Jody L. Begley ($)	Heather A. Newman ($)
5,147,989	1,255,826	1,255,826	1,255,826	864,925

Under the terms of the award agreements, Mr. Garnick forfeited the 2022 and 2023 equity awards reflected above upon his retirement effective April 1, 2024. In lieu of these forfeited awards and consistent with the Committee's Guidelines on Compensation Treatment for Departing Executive Officers, the Committee approved (i) prorated cash payments to Mr. Garnick for his 2022 and 2023 RSUs and (ii) prorated cash payments, if any, for his 2022 and 2023 PSUs, which will be based on actual performance against the financial performance measures after the performance period ends in 2024 and 2025, respectively. All payments will be prorated for his employment during each vesting period.

[2] The amounts show the change in the present value of each NEO's pension benefits for each year from December 31 of the prior year to December 31 of the applicable year. Changes in present values are due to a variety of factors, including growth in benefit due to additional pay and service, passage of time and a change in the discount rate and mortality assumptions. Mr. Garnick was hired after January 1, 2008 and, therefore, is not covered under our pension plans.

[3] Details of other compensation for each of our NEOs appear in the All Other Compensation table shown below.

All Other Compensation

Name	Year	Allocation to Defined Contribution Plans [a] ($)	Personal Use of Company Aircraft [b] ($)	Car Expenses [c] ($)	Total ($)
William F. Gifford, Jr.	2023	135,000	83,063	10,008	228,071
	2022	133,333	72,982	10,008	216,323
	2021	125,000	—	10,008	135,008
Salvatore Mancuso	2023	74,398	—	10,008	84,406
	2022	70,437	—	10,008	80,445
	2021	67,225	—	10,008	77,233
Murray R. Garnick	2023	149,165	—	10,008	159,173
	2022	143,315	—	10,008	153,323
	2021	138,125	—	10,008	148,133
Jody L. Begley	2023	75,265	—	10,008	85,273
	2022	71,395	—	10,008	81,403
	2021	67,225	—	10,008	77,233
Heather A. Newman	2023	63,300	—	10,008	73,308
	2022	56,965	—	10,008	66,973
	2021	51,708	—	10,008	61,716

[a] Amounts represent allocations to tax-qualified and non-qualified supplemental defined contribution plans.

[b] Personal use of our aircraft reflects incremental costs, including trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contracts, hangar or aircraft parking, fuel (based on the average monthly cost of fuel per hour flown) and other smaller variable costs. For purposes of calculating incremental costs, we would include the incremental costs of any deadhead flights, or portions thereof, made in connection with personal travel. Fixed costs incurred in any event to operate our aircraft (*e.g.*, aircraft purchase costs, depreciation, maintenance not related to personal trips and flight crew salaries) would not be included. Mr. Gifford is required to pay his own taxes on imputed taxable income resulting from personal use of our aircraft.

[c] Car expenses reflect an annual cash vehicle allowance that ended in 2023.

Grants of Plan-Based Awards during 2023

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units [4] (#)	Grant Date Fair Value of Stock Awards [5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
William F. Gifford, Jr.	2023	—	2,227,500	5,067,563 [1]					
	2023 – 2025	—	3,510,000	7,528,950 [2]					
	2/27/2023				—	67,013	104,540		3,300,002
	2/27/2023							70,311	3,300,047
Salvatore Mancuso	2023	—	728,460	1,420,497 [1]					
	2023 – 2025	—	1,062,973	2,280,076 [2]					
	2/27/2023				—	16,348	25,502		805,044
	2/27/2023							25,728	1,207,544
Murray R. Garnick [6]	2023	—	950,950	1,854,353 [1]					
	2023 – 2025	—	1,398,431	2,999,634 [2]					
	2/27/2023				—	16,348	25,502		805,044
	2/27/2023							25,728	1,207,544
Jody L. Begley	2023	—	720,955	1,405,862 [1]					
	2023 – 2025	—	1,059,634	2,272,915 [2]					
	2/27/2023				—	16,348	25,502		805,044
	2/27/2023							25,728	1,207,544
Heather A. Newman	2023	—	511,680	997,776 [1]					
	2023 – 2025	—	676,500	1,451,093 [2]					
	2/27/2023				—	11,259	17,564		554,440
	2/27/2023							17,719	831,641

[1] Reflects the target and maximum awards under the 2023 Annual Incentive Award plan. Actual awards paid under the 2023 Annual Incentive Award plan are shown in the "Annual Incentive Plan" column of the Summary Compensation Table. The maximum represents the awards payable assuming the highest level of business and individual performance is achieved.

[2] Represents the possible future payouts for the full three-year performance cycle of the 2023 – 2025 LTIP to be paid in early 2026. Award targets are prorated for salary changes while in band A or B and, for all salary bands, band changes during the three-year performance cycle; prorated targets are reflected for Messrs. Mancuso, Garnick and Begley. The 2023 – 2025 LTIP performance cycle commenced on January 1, 2023 and will conclude on December 31, 2025. The maximum represents the awards payable assuming the highest level of business and individual performance is achieved.

[3] Reflects target and maximum PSUs granted to our NEOs in 2023, which will vest on February 26, 2026. The actual number of units that vest will range between 0% and 156% of target, depending on actual performance during the performance period. Holders of PSUs will accrue dividend equivalents during the performance period, which will be paid at the end of the performance period on the number of PSUs that vest.

[4] Reflects RSUs granted to our NEOs in 2023, which will vest on February 26, 2026. Holders of RSUs receive cash dividend equivalents paid quarterly during the vesting period.

[5] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718. The assumptions used in calculating the grant date fair values of the RSUs and the PSUs awarded in 2023 are described in Note 12 "Stock Plans" to our consolidated financial statements in the 2023 Form 10-K.

[6] Under the terms of the award agreements, Mr. Garnick forfeited his 2023 equity awards upon his retirement effective April 1, 2024. Consistent with the Committee's Guidelines on Compensation Treatment for Departing Executive Officers, the Committee approved (i) a prorated cash payment to Mr. Garnick for his 2023 RSUs and (ii) a prorated cash payment, if any, for his 2023 PSUs, which will be based on actual performance against the financial performance measures after the performance period ends in 2025. Both payments will be prorated for his employment during the vesting period. The Committee also approved a prorated cash payment, if any, for his 2023 – 2025 LTIP, which will be based on actual performance against the financial and strategic performance measures after the performance period ends in 2025 and prorated for his employment through the date of his retirement.

Outstanding Equity Awards as of December 31, 2023

			Stock Awards			
			RSUs		PSUs	
Name	**Grant Date**	**Vesting Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested [1] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [2] (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [1] ($)**
William F. Gifford, Jr.	2/27/2023	2/26/2026	70,311	2,836,346	67,013	2,703,304
	2/24/2022	2/27/2025	78,396	3,162,495	49,909	2,013,329
	2/25/2021	2/28/2024	80,190	3,234,865	50,468	2,035,879
	4/16/2020	4/16/2025	51,540	2,079,124	33,735	1,360,870
Salvatore Mancuso	2/27/2023	2/26/2026	25,728	1,037,868	16,348	659,478
	2/24/2022	2/27/2025	24,273	979,173	15,453	623,374
	2/25/2021	2/28/2024	26,897	1,085,025	16,928	682,876
	8/19/2020	8/21/2025	34,357	1,385,961	—	—
Murray R. Garnick [3]	2/27/2023	2/26/2026	25,728	1,037,868	16,348	659,478
	2/24/2022	2/27/2025	24,273	979,173	15,453	623,374
	2/25/2021	2/28/2024	26,897	1,085,025	16,928	682,876
Jody L. Begley	2/27/2023	2/26/2026	25,728	1,037,868	16,348	659,478
	2/24/2022	2/27/2025	27,439	1,106,889	17,468	704,659
	2/25/2021	2/28/2024	26,897	1,085,025	16,928	682,876
Heather A. Newman	2/27/2023	2/26/2026	17,719	714,784	11,259	454,188
	2/24/2022	2/27/2025	16,717	674,364	10,642	429,298
	2/25/2021	2/28/2024	15,878	640,519	9,993	403,118
	8/19/2020	8/21/2025	22,905	923,988	—	—

[1] Market values are based on $40.34, the closing price of Altria common stock on December 29, 2023; and amount assumes target performance goals are achieved.

[2] Amount assumes target performance goals are achieved. The actual number of units that vest will range between 0% to 156% of target, depending on actual performance during the applicable performance cycle.

[3] Under the terms of the award agreements, Mr. Garnick forfeited his 2022 and 2023 equity awards upon his retirement effective April 1, 2024. In lieu of these forfeited awards and consistent with the Committee's Guidelines on Compensation Treatment for Departing Executive Officers, the Committee approved (i) prorated cash payments to Mr. Garnick for his 2022 and 2023 RSUs and (ii) prorated cash payments, if any, for his 2022 and 2023 PSUs, which will be based on actual performance against the financial performance measures after the performance period ends in 2024 and 2025, respectively. All payments will be prorated for his employment during each vesting period.

Stock Vested during 2023

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
William F. Gifford, Jr.	99,684	4,637,299
Salvatore Mancuso	29,155	1,356,874
Murray R. Garnick	74,228	3,278,395
Jody L. Begley	53,546	2,315,855
Heather A. Newman	21,578	922,021

Pension Benefits

The Pension Benefits table and the Non-Qualified Deferred Compensation table below generally reflect amounts accumulated as a result of service over the NEO's full career with Altria and our affiliates. The increments related to 2023 are reflected in the "Change in Pension Value" column of the Summary Compensation Table or, in the case of defined contribution plans, the "Allocation to Defined Contribution Plans" column of the All Other Compensation table. Mr. Garnick was hired after January 1, 2008 and, therefore, is not covered under our pension plans.

Name	Plan Name	Number of Years of Credited Service [1] (#)	Present Value of Accumulated Benefits [2] ($)	Payments During Last Fiscal Year ($)
William F. Gifford, Jr.	Altria Retirement Plan	29.25	1,347,924	—
	Benefit Equalization Plan (pension portion)	29.25	12,776,813	—
Salvatore Mancuso	Altria Retirement Plan	33.25	2,196,731	—
	Benefit Equalization Plan (pension portion)	33.25	7,821,439	—
Jody L. Begley	Altria Retirement Plan	28.50	1,264,030	—
	Benefit Equalization Plan (pension portion)	28.50	4,434,956	—
Heather A. Newman	Altria Retirement Plan	23.67	815,633	—
	Benefit Equalization Plan (pension portion)	23.67	1,787,496	—

[1] Years of credited service are as of December 31, 2023.

[2] The amounts shown in this column are based on a single life annuity and otherwise use the same assumptions applied for year-end 2023 financial disclosure under FASB authoritative guidance relating to retirement benefits, except that (a) the Benefit Equalization Plan ("BEP") amounts are based on a lump sum form of payment assuming an interest rate of 5.3% and (b) in accordance with SEC requirements, all benefits are assumed to commence at the earliest date on which, assuming continued employment, the individual would be eligible for benefits that are not reduced for early commencement. See Note 17 "Benefit Plans" to our consolidated financial statements in the 2023 Form 10-K for a description of the financial accounting assumptions referred to above.

Defined Benefit Plans

Our NEOs, along with the other salaried employees (except those hired after certain dates, including Mr. Garnick, and those who cease to accrue further benefit service), participate in the Altria Retirement Plan, a funded, tax-qualified, non-contributory defined benefit pension plan. In addition, our NEOs, other than Mr. Garnick, and other salaried employees with compensation above the IRS statutory limits, participate in the BEP, which is an unfunded supplemental plan providing benefits in excess of those provided under the Altria Retirement Plan.

Altria Retirement Plan

The majority of our employees hired prior to January 1, 2008 with at least five years of service are eligible for an annual, lifetime pension benefit from the Altria Retirement Plan. The benefit for the majority of those plan participants, including all our NEOs, other than Mr. Garnick, is based on the following formula and terms:

Pension Benefit = 1.45% of five-year average compensation (including certain incentive compensation plan payments) up to the applicable Social Security covered compensation amount + 1.75% of five-year average compensation (including certain incentive compensation plan payments) in excess of the applicable Social Security covered compensation amount × Years of credited service (up to a maximum of 35, except in limited circumstances)

Under the terms of the Altria Retirement Plan, credited service is limited to 35 years if incentive compensation is included in the determination of the five-year average compensation. Five-year average compensation is the highest average annual compensation (annual base salary plus incentive compensation) during a period of 60 consecutive months within the last 120 months of employment. If incentive compensation is not included in the determination of the five-year average compensation, then credited service is not limited to 35 years and the benefit for credited service over 35 years is 1.45% of the employee's five-year average compensation. Social Security covered compensation is generally an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches Social Security Full Retirement Age.

Pension benefit amounts are expressed as a single life annuity payable commencing at age 65, the Altria Retirement Plan's normal retirement age. The amount may be reduced as a result of permitted elections of continued payments to beneficiaries in the event of the retiree's death and/or for commencement of payments before attaining normal retirement age. Employees who terminate employment before age 50 with vested benefits may elect to commence payment of their accrued pensions after attaining age 55. For such employees, the election to commence payments before age 65 results in a reduction in the annual amount payable at a rate of 6% per year multiplied by the number of full and partial years by which benefit commencement precedes attainment of age 65. For employees who continue in employment until age 50 or older and have completed five years or more of credited service, the reduction for early commencement is 6% for each year and partial year by which the benefit commencement precedes age 60, with a maximum reduction of 30%.

If upon termination, an employee is at least age 50 with 30 years of service or age 60 or older with five years of service, the annuity immediately payable upon early retirement is 100% of that payable at normal retirement age. The result of becoming eligible for an early retirement benefit is an increase in the present value of the pension. Mr. Mancuso is currently eligible for an unreduced retirement benefit. Mr. Gifford and Mr. Begley are currently eligible for reduced early retirement benefits. Ms. Newman is not currently eligible for either a reduced or unreduced early retirement benefit.

BEP Pension

Tax laws applicable to the Altria Retirement Plan limit the annual compensation that can be taken into account under that plan. As a result of these and/or certain other tax requirements, only a portion of the benefits calculated under the Altria Retirement Plan described above can be paid to our eligible NEOs and other affected employees from the Altria Retirement Plan. To compensate for benefits that would be lost by the application of these tax limits, our pension-eligible salaried employees, including our NEOs, other than Mr. Garnick, accrue supplemental pension benefits under the BEP Pension. BEP Pension benefits are paid in a lump sum following retirement.

The annual cash incentive compensation considered for purposes of pension determinations as described above for executives in salary bands A and B is limited to the lesser of either (a) actual annual cash incentive or (b) annual cash incentive at an annual incentive award business performance rating of 100% and an individual performance multiplier resulting in 115% of target based on year-end band and salary. As of December 31, 2023, Messrs. Gifford, Mancuso and Begley are subject to this limit as follows:

Name	2023 Annual Incentive Award ($)	Amount of 2023 Award Recognized for Future Pension Calculations ($)
William F. Gifford, Jr.	2,730,000	2,561,600
Salvatore Mancuso	821,000	821,000
Jody L. Begley	812,500	812,500

Non-Qualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year [1] ($)	Aggregate Earnings in Last Fiscal Year [2] ($)	Aggregate Withdrawals / Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year-End [3] ($)
William F. Gifford, Jr.	Benefit Equalization Plan (deferred profit-sharing portion)	—	102,000	16,431	—	704,318
Salvatore Mancuso	Benefit Equalization Plan (deferred profit-sharing portion)	—	41,398	7,274	—	310,890
Murray R. Garnick	Benefit Equalization Plan (deferred profit-sharing portion)	—	99,665	31,364	—	1,328,082
Jody L. Begley	Benefit Equalization Plan (deferred profit-sharing portion)	—	42,265	5,777	—	248,431
Heather A. Newman	Benefit Equalization Plan (deferred profit-sharing portion)	—	30,300	1,658	—	73,717

[1] The amounts in this column reflect contributions to the deferred profit-sharing portion of the BEP earned in 2023, which were credited to the participant's account as of the last business day of February 2024 and are included in the "Allocation to Defined Contribution Plans" column of the All Other Compensation table on page 50.

[2] The values in this column consist of amounts credited as earnings for 2023 on BEP account balances. These amounts do not constitute above-market earnings and are not included in amounts reported in the Summary Compensation Table on page 49.

[3] The aggregate balances shown include allocations reported in the Summary Compensation Table for previous years for Mr. Gifford, $516,051; for Mr. Mancuso, $134,790; for Mr. Garnick, $538,322; for Mr. Begley, $131,737; and for Ms. Newman, $49,173. Allocations were also made for years when these individuals were not NEOs.

Defined Contribution Plans

Our NEOs participate in the Deferred Profit-Sharing Plan for Salaried Employees ("DPS Plan"), which is a broad-based tax-qualified defined contribution plan, and the deferred profit-sharing portion of the BEP ("BEP DPS"), which is an unfunded, non-qualified supplemental plan.

DPS Plan

The majority of our employees are eligible for the DPS Plan. Under the DPS Plan, we make a contribution (the "Altria Contribution") on behalf of each eligible participant for each year. Participants may also defer up to 35% of their eligible compensation on a pre-tax or after-tax basis into the DPS Plan, subject to DPS Plan and tax-qualification limits. The Altria Contribution is generally determined at the end of each year by comparing actual performance to adjusted diluted EPS guidance, with the contribution capped at 12% of each eligible DPS Plan participant's eligible compensation. For 2023, the Altria Contribution was a 10% contribution to each eligible DPS Plan participant's account. Salaried employees who are eligible for an Altria Contribution but who are not eligible for ongoing accruals in the Altria Retirement Plan are generally entitled to a supplemental Altria Contribution of 5% and matching contributions up to 3% on employee contributions. For 2023, Mr. Garnick was our only NEO who was eligible for the supplemental Altria Contribution and matching contributions. For purposes of the DPS Plan, eligible compensation for our NEOs is the amount reported as salary in the Summary Compensation Table. Participants may receive the balance in their account under the DPS Plan upon termination of employment in a lump sum, as a deferred lump sum payment or in installments over a period of years.

BEP DPS

The BEP DPS provides benefits that cannot be provided under the DPS Plan because of one or more statutory limits. For example, the tax laws limit the amount of compensation that can be considered under the DPS Plan for any year and impose other limits on the amounts that can be allocated to individuals' accounts. A salaried participant whose salary exceeds the compensation limit or was otherwise affected by a tax law limit receives an amount generally equal to the additional benefit the participant would have received under the DPS Plan but for the application of the tax law limits. Accordingly, bookkeeping accounts reflecting this additional amount have been maintained under the BEP DPS for our NEOs and other affected participants. A further notional allocation is made annually to reflect the amount credited to the participant's account under the BEP DPS assuming the account was invested in the Interest Income Fund maintained under the DPS Plan. The Interest Income Fund is invested in a variety of high-quality fixed-income instruments with strong credit ratings and, for 2023, produced earnings at a rate of 2.45%. BEP DPS allocations are paid in a lump sum following separation from service.

Payments upon Change in Control or Termination of Employment

We do not have individual employment, severance or change in control agreements with any of our NEOs. The following arrangements apply in the event of a change in control or certain terminations of employment.

Payments upon Change in Control

The 2015 PIP applies to all equity awards granted in 2020 prior to June 1. The 2020 PIP applies to all equity awards granted on or after June 1, 2020, the 2023 Annual Incentive Award plan, the 2021 – 2023 LTIP, the 2022 – 2024 LTIP and the 2023 – 2025 LTIP. The 2015 PIP and the 2020 PIP cover all participants in these programs, including our NEOs. Upon a change in control of Altria, payment of awards will not be triggered unless the successor entity either (i) fails to assume outstanding awards or replace them with substantially similar awards or (ii) assumes or replaces outstanding awards, but the participant's employment is terminated by the successor entity for any reason other than "cause" or by the participant with "good reason" within a specified time period. This is commonly referred to as a "double trigger" payment provision.

If the payment of awards is triggered, it would have the following consequences:

- the restrictions on outstanding RSUs, PSUs or restricted stock awards would lapse;
- any stock options and stock appreciation rights would become fully vested and exercisable;
- awards of the types described in the above two bullets would be cashed out at the change in control price or the fair market value on the date of termination of employment, as applicable;
- fully earned but unpaid annual and long-term incentive awards would become payable; and
- annual and long-term incentive awards for performance cycles not yet completed as of the change in control date would become payable, but only on a prorated basis (the number of full or partial months divided by the total number of months in the performance cycle) applied as follows:
  - annual incentive awards at the greater of the target award amount or the average of the participant's actual last three years' awards; and
  - long-term incentive cash awards at target.

For these purposes, for both the 2015 PIP and the 2020 PIP, a change in control occurs: (a) upon an acquisition of 20% or more of either our outstanding common stock or the voting power of our outstanding voting securities by an individual or entity, excluding certain acquisitions involving us or our affiliates or where our beneficial owners continue to meet certain ownership thresholds, coupled with the election to our Board of at least one individual determined in good faith by a majority of the then-serving members of our Board to be a representative or associate of such individual or entity, (b) when members of our Board, or members thereafter nominated or elected by such members, cease to constitute a majority of our Board, (c) upon certain reorganizations, mergers, share exchanges and consolidations involving us or (d) upon our liquidation or dissolution, or sale of substantially all of our assets, with limited exceptions.

The amounts that would have become payable to our NEOs on a change in control of Altria followed by termination of employment, as of December 31, 2023, were as follows:

Change in Control and Either (1) Successor Fails to Assume/Replace Awards or (2) Qualifying Termination of Employment

Name	Unvested Restricted Stock Units [1] ($)	Unvested Performance Stock Units [1] ($)	Completed 2023 Annual Incentive Cycle [2] ($)	2021 – 2023 LTIP Cycle [3] ($)	2022 – 2024 LTIP Cycle [4] ($)	2023 – 2025 LTIP Cycle [5] ($)	Total ($)
William F. Gifford, Jr.	11,312,830	8,113,382	2,478,000	3,835,490	2,241,028	1,170,000	29,150,730
Salvatore Mancuso	4,488,027	1,965,728	747,733	1,158,118	689,294	354,324	9,403,224
Murray R. Garnick	3,102,066	1,965,728	1,034,567	1,567,674	918,181	466,144	9,054,360
Jody L. Begley	3,229,782	2,047,013	795,500	1,168,111	692,521	353,211	8,286,138
Heather A. Newman	2,953,655	1,286,604	554,467	791,505	451,000	225,500	6,262,731

[1] Assumes a change in control price of $40.34, the closing price of Altria common stock on December 29, 2023 and payment at target for PSUs. Reflects the outstanding equity awards granted under the 2015 PIP and the 2020 PIP.

[2] Based on the executive having worked the entire performance period and the greater of the target award payable under the 2023 Annual Incentive Award plan or the average of the executive's actual last three years' awards. The 2023 Annual Incentive Award plan is subject to the terms of the 2020 PIP.

[3] Based on the target award payable under the 2021 – 2023 LTIP and the executive having worked the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

[4] Based on the target award payable under the 2022 – 2024 LTIP and the executive having worked 24 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

[5] Based on the target award payable under the 2023 – 2025 LTIP and the executive having worked 12 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

Upon a change in control, the retirement benefits under the BEP described above under "Pension Benefits" and "Non-Qualified Deferred Compensation" become payable, without any additional benefits or enhancements as a result of the change in control.

We maintain a non-qualified grantor trust (the "Trust"), commonly known as a "rabbi trust," to provide a limited amount of financial security for the participants' unfunded benefits under the BEP in the event of a change in control of Altria. The Trust is unfunded until funding is triggered by a change in control. In such an event, Trust assets would still be subject to the claims of our general creditors in cases of insolvency and bankruptcy. The Trust does not provide additional benefits or enhancements to the participants in the BEP.

Other than the BEP payments and Trust funding, none of our retirement plans or any other related agreements provide our NEOs with an additional enhancement, early vesting or other benefit in the event of a change in control or termination of employment, except for certain plan provisions applicable to all plan participants that, in the event of a change in control, ensure vesting and continuation of profit-sharing contributions for the year in which a change in control occurs and the following two years. All of our NEOs are fully vested in the retirement plans for which they are eligible and other related agreements. Similarly, no special provisions apply to any of our NEOs with respect to continued medical, life insurance or other insurance coverage following termination of employment whether or not in connection with a change in control.

Termination Payments

In the event of certain involuntary terminations of employment, a majority of our salaried employees, including all of our NEOs, are eligible for severance benefits under the Severance Plan. The Severance Plan provides for severance pay (based on salary) and continuation of certain benefits for up to 64 weeks depending on years of service. In order to receive any of these benefits, eligible employees must execute a general release of claims. Periods for which employees are entitled to severance payments may be counted toward vesting (up to 52 weeks) for purposes of the Altria Retirement Plan and post-retirement medical coverage.

The following table shows the amount of severance that would be paid under the Severance Plan to each eligible NEO had he or she been involuntarily separated on December 31, 2023 and eligible for these payments:

Name	Severance Payments ($)
William F. Gifford, Jr.	1,661,538
Salvatore Mancuso	943,754
Murray R. Garnick	1,155,000
Jody L. Begley	934,031
Heather A. Newman	787,200

In the event of death or long-term disability, all salaried employees with awards of unvested RSUs or PSUs, including our NEOs, become fully vested in those awards. In addition, our NEOs, like other salaried employees, may become entitled to prorated awards under the Annual Incentive Award plan and LTIP based on the target payment amount, subject to the discretion of Altria and the Committee. Our NEOs would also become entitled to the same life insurance and long-term disability plan benefits as other salaried employees upon a death or disability.

The following table shows the amounts that would be paid if our eligible NEOs had died or become disabled as of December 31, 2023:

Name	Unvested Restricted Stock Units [1] ($)	Unvested Performance Stock Units [1] ($)	Completed 2023 Annual Incentive Cycle [2] ($)	2021 – 2023 LTIP Cycle [3] ($)	2022 – 2024 LTIP Cycle [4] ($)	2023 – 2025 LTIP Cycle [5] ($)	Total ($)
William F. Gifford, Jr.	11,312,830	8,113,382	2,227,500	3,835,490	2,241,028	1,170,000	28,900,230
Salvatore Mancuso	4,488,027	1,965,728	728,460	1,158,118	689,294	354,324	9,383,951
Murray R. Garnick	3,102,066	1,965,728	950,950	1,567,674	918,181	466,144	8,970,743
Jody L. Begley	3,229,782	2,047,013	720,955	1,168,111	692,521	353,211	8,211,593
Heather A. Newman	2,953,655	1,286,604	511,680	791,505	451,000	225,500	6,219,944

[1] Based on the closing price of Altria common stock of $40.34 on December 29, 2023. Reflects the equity awards granted under the 2015 PIP and the 2020 PIP.

[2] Based on the executive having worked the entire performance period and the target award payable under the 2023 Annual Incentive Award plan. Payment is subject to the discretion of the Committee. The 2023 Annual Incentive Award plan is subject to the terms of the 2020 PIP.

[3] Based on the target award payable under the 2021 – 2023 LTIP and the executive having worked the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

[4] Based on the target award payable under the 2022 – 2024 LTIP and the executive having worked 24 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

[5] Based on the target award payable under the 2023 – 2025 LTIP and the executive having worked 12 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

Upon retiring at the normal retirement age of 65 and the completion of five years of service, all salaried employees, including our NEOs, with unvested RSUs or PSUs become vested in the awards. None of our NEOs reached normal retirement age as of December 31, 2023.

In the event of a voluntary termination of employment or an involuntary termination of employment for cause, our NEOs are not eligible to receive severance, equity vesting or other amounts or benefits other than those provided to other salaried employees. The Committee has the discretion, however, to fully or partially vest any employee holding an RSU or PSU or to pay a cash amount with respect to a forfeited award upon early retirement or upon other terminations of employment, as well as to provide for prorated payments of awards under the Annual Incentive Award plan and LTIP in similar situations, and has exercised this discretion from time to time in appropriate circumstances.

Following any termination of employment, each of our NEOs is subject to a confidentiality and non-competition agreement and, like other salaried employees, is entitled to the retirement plan benefits described under "Pension Benefits" and "Non-Qualified Deferred Compensation" above.

CEO Pay Ratio

For 2023, our last completed fiscal year:

- the annualized total compensation, including non-cash benefits, of our CEO (Mr. Gifford) was $18,547,812;

- the annual total compensation, including non-cash benefits, of the median Altria employee (excluding our CEO) was $151,447; and

- the ratio of our CEO's annual total compensation to that of the median Altria employee was 122 to 1.

To identify the median employee, we used the following methodology:

- We compiled a list of all employees as of December 31, 2023, which showed 6,428 total employees.
  - As permitted by the de minimis exemption under applicable SEC rules, we then excluded all non-U.S. employees (152) located in Canada (41) and Sweden (111), as they represented 5% or less of our total workforce.

- We calculated the annual total compensation of each employee using a consistently applied compensation measure ("CACM") defined as the sum of:
  - IRS Form W-2 Box 1 wages plus pre-tax benefit contributions;
  - an estimate of the annual change in pension value (if eligible for our defined benefit pension plan);
  - Altria's 2023 contribution to each employee's defined contribution plan account; and
  - the value of Altria-provided non-cash benefits for non-discriminatory benefit plans, including medical, dental, vision, life insurance, accidental death and dismemberment, short- and long-term disability.

- We annualized the 2023 compensation of all full- and part-time employees hired after January 1, 2023 who were not temporary or seasonal. We did not make a full-time equivalent adjustment for any employee.

- Many of our employees participate in our defined benefit pension plan and receive company contributions to their defined contribution plan accounts. We believe that adding these components to the CACM not only results in a reasonable approximation of their annual total compensation, but also mitigates large fluctuations in the median employee total compensation from one year to the next.

For purposes of the ratio described above, we determined the median employee's total compensation for 2023 in the same manner used to determine our CEO's total compensation for 2023 as reported in the "Total" column in the Summary Compensation Table, except that, in each case, non-cash benefits were added.

Our median employee for 2023 was an AGDC employee. Many of our employees are long-tenured employees, and we employ few part-time employees.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay Versus Performance

Set forth below is information about the relationship between "compensation actually paid" to our NEOs and certain financial performance measures. For further information concerning our pay-for-performance philosophy and how we align executive compensation with our performance, refer to "Executive Compensation – Compensation Discussion and Analysis" beginning on page 26.

| | | | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total for First CEO [1] ($)	Compensation Actually Paid to First CEO [1][2] ($)	Summary Compensation Table Total for Second CEO [1] ($)	Compensation Actually Paid to Second CEO [1][2] ($)	Average Summary Compensation Table Total for Non-CEO NEOs [3] ($)	Average Compensation Actually Paid to Non-CEO NEOs [3] ($)	Altria Total Shareholder Return ($)	Peer Group Total Shareholder Return [4] ($)	Net Income [5] ($ in millions)	Adjusted Diluted EPS [6] ($)
2023	—	—	18,528,628	14,405,880	5,705,089	4,627,220	112.08	127.99	8,130	4.95
2022	—	—	16,199,700	18,053,441	5,304,553	5,884,220	116.24	133.76	5,764	4.84
2021	—	—	12,626,972	14,938,175	3,917,487	4,933,885	111.37	122.64	2,475	4.61
2020	17,835,316	883,271	12,238,397	8,561,449	4,992,680	3,046,417	89.62	105.56	4,467	4.36

[1] The First CEO is Howard A. Willard III who retired as Chairman and CEO effective April 14, 2020. The Second CEO is William F. Gifford, Jr. who was elected CEO effective April 16, 2020.

[2] The dollar amounts represent the amount of compensation actually paid to each NEO, as computed in accordance with applicable SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid to each NEO during the applicable year. The following adjustments were made to the amounts shown in the "Total" column of the Summary Compensation Table ("SCT") to calculate the compensation actually paid amounts:

| | Deductions from SCT Total | | Additions to SCT Total [a] | | | | | |
Year	Grant Date Fair Value of Equity Awards [b] ($)	Change in Pension Value [c] ($)	Value for Outstanding Awards Granted This Year [d] ($)	Change in Fair Value for Outstanding Awards Granted in Prior Years [e] ($)	Change in Fair Value for Vested Awards [f] ($)	Prior-Year Fair Value for Forfeited Awards Granted in any Prior Year [g] ($)	Dividend Equivalents Paid [h] ($)	Pension Service Costs [i] ($)
First CEO Adjustments								
2023	—	—	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—
2020	6,269,997	1,046,316	—	—	(203,296)	(9,853,475)	343,661	77,378
Second CEO Adjustments								
2023	6,600,049	3,630,508	5,503,248	(2,307,816)	76,121	—	1,075,548	1,760,708
2022	6,500,044	—	5,808,532	(720,892)	127,685	—	1,011,334	2,127,126
2021	6,000,059	2,487,905	6,312,998	1,652,234	61,320	—	775,597	1,997,018
2020	5,707,085	3,162,720	5,180,587	(1,434,026)	(203,296)	—	524,929	1,124,663
Average Non-CEO NEOs Adjustments								
2023	1,855,961	910,096	1,557,063	(632,748)	(74,348)	—	376,508	461,714
2022	1,921,542	—	1,717,117	(212,267)	56,245	—	335,235	604,879
2021	1,806,406	441,174	1,900,621	502,384	22,142	—	274,281	564,549
2020	1,985,373	1,622,524	1,788,516	(553,066)	(76,170)	—	184,480	317,873

[a] Fair values shown apply updated assumptions from the grant date assumptions described in the "Stock Plans" note to our consolidated financial statements for each applicable year's Annual Report on Form 10-K. Fair values for PSUs take into account the probable outcome of the performance conditions as of each year's last day or, if earlier, the vesting date. Fair values for RSUs use the price of Altria common stock as of the last day of each year or, if earlier, the vesting date.

[b] Each amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718.

[c] The amounts show the change in the present value of each NEO's pension benefits for each year from December 31 of the prior year to December 31 of the applicable year.

[d] Reflects the fair value as of December 31 for outstanding and unvested grants awarded during that same year.

[e] For awards granted in a prior year, reflects the change in fair value between the year-end and the previous year-end for outstanding and unvested awards.

(f) For awards that vested, reflects the change in fair value between the end of the previous year and the vest date.

(g) Reflects the fair value as of the end of the prior year for awards forfeited during the year.

(h) Reflects the sum of all dividend equivalents on unvested RSUs that were paid during the year.

(i) Reflects the actuarial present value of benefits attributed by the pension benefit formula to services rendered by each NEO during that period.

(3) The non-CEO NEOs included in the 2021, 2022 and 2023 average compensation are Salvatore Mancuso, Murray R. Garnick, Jody L. Begley and Heather A. Newman. The non-CEO NEOs included in the 2020 average compensation are Salvatore Mancuso, Murray R. Garnick, Jody L. Begley and Charles N. Whitaker.

(4) The peer group is the S&P 500 Food, Beverage & Tobacco Index, which is the same peer group used in the performance graph in Part II, Item 5 of our 2023 Form 10-K.

(5) Net income represents net earnings attributable to Altria as disclosed in the applicable year's Form 10-K.

(6) Adjusted diluted EPS is a non-GAAP financial measure. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

The following graphs show the relationships between compensation actually paid for our CEO and non-CEO NEOs versus select measures:





Compensation Actually Paid versus Adjusted Diluted EPS [1]



[1] Adjusted diluted EPS is a non-GAAP financial measure. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

Altria Cumulative TSR versus Peer Group Cumulative TSR



The following table lists the most important performance measures that Altria used to link company performance to compensation actually paid to the NEOs for the most recently completed fiscal year. The first five items listed are financial performance measures. Strategic initiatives are non-financial performance measures that are defined by the Committee with respect to awards under the cash-based annual incentive award and LTIP programs.

Most Important Performance Measures
Adjusted Diluted EPS [1]
Adjusted Discretionary Cash Flow [1]
Total Adjusted OCI [1]
Cash Conversion [1]
Relative TSR
Strategic Initiatives

[1] Adjusted diluted EPS, adjusted discretionary cash flow, total adjusted OCI and cash conversion are non-GAAP financial measures. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures.

Proposal **3**	**Non-Binding Advisory Vote to Approve the Compensation of Altria's Named Executive Officers**
	Our Board recommends a vote **FOR** this Proposal.

We are providing shareholders with the opportunity to express their opinions on our executive compensation program through a non-binding advisory vote to approve the compensation of our named executive officers, as such compensation is disclosed in this Proxy Statement. In response to the preference expressed by our shareholders at our 2023 Annual Meeting, our Board adopted a policy of holding this non-binding advisory vote annually.

At our 2023 Annual Meeting, 94.1% of the shares voted were cast in support of the compensation of our named executive officers. We believe that our executive compensation program successfully aligns the interests of our named executive officers with the interests of our shareholders by promoting our annual and long-term business strategies, rewarding the successful execution of those strategies in a fair and financially disciplined manner and supporting our ability to attract, develop and retain world-class leaders. We encourage shareholders to review carefully the "Compensation Discussion and Analysis" and accompanying compensation tables and narrative discussion beginning on page 26 for a more detailed description of our executive compensation program and decisions, including our pay-for-performance philosophy and alignment.

We are asking shareholders to vote on the following non-binding resolution:

> "RESOLVED, that shareholders of Altria Group, Inc. approve on an advisory basis the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section, the compensation tables, related footnotes and narrative discussion of this Proxy Statement."

Our Board recommends a vote FOR this proposal.

This vote is not binding upon Altria, our Board or the Committee. Nevertheless, the Committee values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

We currently intend to hold the next non-binding advisory vote to approve the compensation of our named executive officers at our 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting") unless our Board modifies its policy of holding this vote on an annual basis.

Shareholder Proposals

Proposal **4**	**Report on Congruence of Political and Lobbying Expenditures with the Company's Vision, Responsibility Focus Areas and Cultural Aspiration** Our Board recommends a vote **AGAINST** this shareholder proposal.

Trinity Health, 766 Brady Avenue, Apt. 635, Bronx, New York 10462, claiming beneficial ownership of Altria common stock with a market value of at least $2,000 for at least three years, together with nine co-proponents, submitted the proposal set forth below. The names, addresses and shareholdings of the co-proponents will be furnished upon request made to our Corporate Secretary. Altria is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

Resolved: Shareholders request that Altria annually analyze and report on the congruence of both political spending and lobbying expenditures during the preceding year, compared to its public Vision, Responsibility Focus Areas and Cultural Aspirations statements, listing and explaining instances of incongruent or misaligned expenditures, and reporting whether the identified incongruencies will lead to changes in future expenditures.

Whereas: A *New York Times* article, "Big Tobacco Heralds a Healthier World While Fighting Its Arrival", [1] reported: "Major cigarette companies, like Altria and R.J. Reynolds, acknowledge that cigarettes are dangerous and addictive, and they are heralding their investments in electronic cigarettes and other less-harmful alternatives to cigarettes. But, behind the scenes, they are taking steps to slow the very smokeless future they claim to want: The companies have submitted letters protesting the proposed menthol ban in traditional cigarettes, and they have signaled they will similarly resist any efforts to lower nicotine levels."

Altria is a long-time supporter of the American Legislative Exchange Council (ALEC), an organization that brings together corporate lobbyists and legislators and drafts model legislation for state and federal legislators to propose. It is one of the top corporate sponsors of ALEC's annual conference. Altria's senior director of government affairs spoke at ALEC's 2023 conference, and, according to an article by the Center for Media and Democracy, urged "state lawmakers to deregulate the tobacco industry despite the lethal, addictive nature of its products, which are responsible for nearly 500,000 death a year in the U.S."[2]

Altria also supports initiatives conflicting with its environmental commitments, one of its Responsibility Focus Areas.[3] Altria set science-based greenhouse gas reduction targets yet is a member of the US Chamber of Commerce as well as ALEC, both of which lobbied to roll back specific climate regulations and regulations to slow the transition towards a lower-carbon economy.

While Altria has articulated support for the right to vote[4], the League of Women Voters and over 300 organizations sent a letter to Altria and other corporations to stop funding ALEC because of its voter restriction efforts.[5]

Altria does not disclose the amount of payments to trade associations (TAs) and social welfare groups (SWGs). Companies can give unlimited amounts to TAs and SWGs that spend millions on lobbying. The federal Lobbying Disclosure Act doesn't require reporting of state lobbying.

---

[1] https://www.nytimes.com/2022/11/06/health/tobacco-fda-menthol-ban-nicotine.html?smid=em-share

[2] https://www.exposedbycmd.org/2023/08/21/tobacco-giant-altria-buys-access-to-alec-lawmakers-urges-deregulation/

[3] https://www.altria.com/responsibility/protect-the-environment?src=resp-at-a-glance

[4] https://www.altria.com/about-altria/our-voice-and-actions/where-we-stand-on-voting-rights

[5] https://www.commoncause.org/press-release/common-cause-fair-fight-action-and-over-300-organizations-call-on-corporations-to-cut-ties-with-alec/

While Altria scores well on the Center for Political Accountability (CPA)'s Zicklin Index of Corporate Political Disclosure and Accountability, it has not adopted CPA's Model Code of Conduct[6], which includes: "disclose dues and other payments made to trade associations and contributions to other tax-exempt organizations that are or that it anticipates will be used for political expenditures. The disclosures shall describe the specific political activities undertaken."[7]

Altria's 2022 Lobbying and Political Activity Transparency and Integrity Report provides very useful information; our proposal would close a critical gap in information provided and greatly enhance transparency .

Our Board recommends a vote AGAINST this shareholder proposal for the following reasons:

Our third annual Transparency Report, available on our website at https://www.altria.com/about-altria/government-affairs, provides extensive information that allows our shareholders to evaluate how our government affairs activities align with our Vision and Responsibility Focus Areas. This proposal, which is substantively identical to a proposal overwhelmingly rejected by shareholders last year, disregards the comprehensive disclosures contained in our Transparency Report, which we summarize below. Consequently, we believe the preparation of the requested report is unnecessary and would not benefit our shareholders.

We Have Been a Leader in Political Activities Transparency for 17+ Years

To better inform our shareholders and the public, we have provided detailed information for over 17 years regarding both our lobbying and political activities and our comprehensive governance and oversight framework. In 2007, when we began disclosing information about such activities, we were one of the very few companies in the Fortune 500 to do so.

Today, we believe our annual Transparency Report's wide-ranging disclosures continue to surpass those of almost every other company, making it a pioneering approach to public policy and political activities disclosure. In fact, a December 2023 report by the Sustainable Investments Institute found that we were one of only seven companies in the S&P 500 that provides investors with information on state-level lobbying expenditures and one of two such companies that provides "consequential narratives on [our] corporate policy priorities."

We Currently Disclose Information Across 20+ Categories of Lobbying and Political Activities

Our Transparency Report provides detailed information across more than 20 categories to offer a transparent review of our government affairs engagements, our companies' public policy positions and the ethical framework for how we participate in the public policy and political arenas. We also regularly examine how we can enhance our disclosures. For example, based on discussions with the proponents, last year we began disclosing our assessment of whether our principal trade associations and other public policy-oriented organizations are aligned with our most important legislative priorities.

The information contained in our Transparency Report includes these key topics:

Legislative Priorities	We disclose our key legislative priorities, our rationale for lobbying on these topics, and examples of how we engaged in the previous year.
Vetting Process for Support of Policy-Oriented Organizations	We describe the annual review process that occurs prior to contributing to any trade association or other public policy organization, enabling us to mitigate any potential reputational risks. We also describe how we resolve any potential concerns with an organization's activities.
Values Alignment Assessment	We assess whether the principal trade associations and policy-oriented organizations we support align with our Vision and our top legislative priorities. Our assessment of our 2023 support found no significant disagreement on these key issues.

---

[6] https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Model-Code-of-Conduct-for-Corporate-Political-Spending.pdf
[7] https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Model-Code-of-Conduct-for-Corporate-Political-Spending.pdf

Policy-Oriented Organizations Supported	We disclose our volunteer leadership engagements with our principal trade associations and public-policy organizations. Our current Transparency Report lists 31 organizations we consider to be our current principal memberships.
Organizations of Government Officials Supported	We disclose our support of organizations of government officials. Our current Transparency Report lists 31 such organizations that received financial contributions in the past year.
Lobbying Reports & Expenditures	We provide direct access to our quarterly federal lobbying reports and links to the government databases that contain the over 400 state lobbying reports we file each year. We also disclose the total reported expenditures for our federal and state lobbying (dating back to 2014 for federal lobbying and 2019 for state lobbying).
Political Contributions & Criteria for Support	We disclose all political action committee and corporate political contributions, by recipient and amount, that we have made since 2009, as well as our rationale for participation in the political arena and our criteria for supporting candidates for public office. This list is updated twice a year.
Compliance Program & Board Oversight	We detail our well-established and thorough political law and ethics compliance program and the oversight provided by our Board of Directors.

We are Proud of the Accolades We Receive for Our Transparency Activities

We are proud that we continue to be nationally recognized for our lobbying and political activities transparency. The independent Tobacco Transformation Index has repeatedly found Altria to be a leader in lobbying and political activities transparency, and its latest report ranked us number one among 15 tobacco companies in terms of lobbying disclosures, including providing information regarding "lobbying and advocacy memberships, financial contributions, and activities." Additionally, the Center for Political Accountability-Zicklin Index has acknowledged our longtime leadership in political activities disclosure by rating Altria as a "trendsetter" for the past eight years, denoting we earned one of its top five rankings among the S&P 500.

Our Board recommends a vote **AGAINST** this shareholder proposal.

Proposal 5	Report Assessing the Benefits to Altria of Extended Producer Responsibility Laws for Spent Tobacco Filters for Tobacco Companies Operating in the U.S. Market
	Our Board recommends a vote **AGAINST** this shareholder proposal.

As You Sow, 2020 Milvia Street, Suite 500, Berkeley, California 94704, on behalf of Warren Wilson College claiming beneficial ownership of Altria common stock with a market value of at least $2,000 for at least three years, submitted the proposal set forth below. Altria is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

WHEREAS: Plastic, with a lifecycle social cost at least ten times its market price, threatens the world's oceans, wildlife, and public health.[1] Concern about the growing scale and impact of global plastic pollution has elevated the issue to crisis levels.[2] Of particular concern are single-use plastics (SUPs),[3] which make up the largest component of the 24-34 million metric tons of plastic ending up in waterways annually.

Cigarette filters are a form of single-use plastics. They are the most littered item globally with 4.5 trillion discarded annually, comprising 300,000 tons of potential plastic microfibers released into the environment. Cigarette filters do not biodegrade and can remain in the environment indefinitely in the form of microplastics. Discarded cigarette filters can contain more than 15,000 plastic microfibers and thousands of toxic chemicals. When cigarette filters are littered on streets and beaches, they can leach harmful pollutants into soil and water, including heavy metals and nicotine, which are toxic to fish and other sea creatures[4]

Annual costs of cleaning up littered filters are significant: $2.6 billion for China and $766 million for India.[5] Cleanup costs have traditionally been borne by taxpayers rather than the industry placing these problematic products on the market. As a producer of plastic waste, Altria must begin to take financial responsibility for the cleanup of its cigarette filter/butt waste. The European Union's Single-Use Plastics Directive imposes Extended Producer Responsibility (EPR) on tobacco producers to cover the costs of collecting and processing cigarette filters, and Denmark, France, and Spain have already imposed cleanup fees.[6]

More than 100 companies support EPR laws requiring them to finance the collection of waste packaging to keep plastics from becoming uncontrolled waste.[7] Altria has stated its "products have an impact on the environment, and we have a responsibility to minimize that impact." U.S. EPR tobacco laws to cover the costs of collecting and treating butt filters would help address the problem and create a level playing field for manufacturers. In the interim, Altria can voluntarily contribute significant funding to U.S. state or municipal governments to help finance existing filter collection and cleanup efforts.

RESOLVED: Shareholders request the Altria Board issue a public report, at reasonable expense and excluding proprietary information, assessing the benefits to the Company of extended producer responsibility laws for spent tobacco filters for tobacco companies operating in the U.S. market.

SUPPORTING STATEMENT: The report should assess at Board discretion:

- The reputational, financial, and operational risks associated with failing to take responsibility for filter cleanup costs;

- An appropriate level of voluntary financial contributions to support state cigarette filter cleanup efforts.

[1] https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf

[2] https://www.unep.org/resources/pollution-solution-global-assessment-marine-litter-and-plastic-pollution

[3] https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32019L0904&from=EN#page=8

[4] https://fingfx.thomsonreuters.com/gfx/legaldocs/gdpzqykgevw/Cigarette%20Litter%20Complaint%20filed%20copy.pdf; https://www.who.int/publications/i/item/9789240051287; https://oceanconservancy.org/wp- content/uploads/2023/06/ICCCharter-REDUCE-Report-2023-TFSOceanConservancy.pdf

[5] https://www.who.int/publications/i/item/9789240051287

[6] https://www.europarl.europa.eu/doceo/document/E-9-2023-000787_EN.html#:~:text=The%20Single%2DUse%20Plastics%20Directive,incentivising%20consumers%20about%20responsible%20behaviour
[7]https://www.ellenmacarthurfoundation.org/extended-producer-responsibility/overview

Our Board recommends a vote AGAINST this shareholder proposal for the following reasons:

We have a long-standing commitment to corporate responsibility, and "Protect the Environment" is one of our six Responsibility Focus Areas. We are committed to reducing our environmental impact, both in our companies' direct operations and in our value chain. This includes: managing climate change impacts and risks through science-based business practices; conserving the natural resources on which our businesses and communities rely; and reducing the environmental impact of using our companies' products and packaging.

In the U.S., four states have passed Extended Producer Responsibility ("EPR") laws, all exclusively focused on packaging. Like many other companies, we are working to understand the potential business implications of these laws, engage with state-level regulatory bodies and prepare to comply. If applied to cigarette filters – which are not packaging, but part of the product itself – EPR laws would create considerable risk to Altria and our shareholders.

We do not believe publishing the report requested by the proponent is a good use of company resources. We are confident such a report would conclude that EPR laws for spent tobacco (cigarette) filters would not benefit Altria.

EPR Laws Directed at Spent Cigarette Filters Would Create Considerable Risk for Altria

EPR laws typically take two forms: (1) requiring manufacturers to make packaging changes to reduce packaging waste and/or increase circularity (such as requiring producers to reduce the amount of plastic used in packaging and/or to meet certain recyclability thresholds); or (2) imposing a tax or fine to pay for end-of-life collection, recycling and/or disposal. Neither of these types of laws is viable if applied to cigarette filters. Changing the filter material is not currently feasible due to regulatory constraints, supply chain limitations, negative impact on the product and potential public health impact. In addition, adding to the already high tax burden on cigarettes through tax-based EPR laws would pose an additional financial burden on adult smokers and negatively impact our business.

Nearly all traditional cigarettes in the U.S. (and worldwide) use cellulose acetate filters. Today, there are no commercially available filter alternatives that use biopolymers and/or that are recyclable through municipal recycling systems. Tobacco products in the U.S. are also regulated by the FDA. Even if there were an available alternative, changing cigarette filter materials would require that we demonstrate that the cigarettes are substantially equivalent to currently marketed cigarettes by submitting for FDA review comprehensive applications for every individual cigarette SKU commercialized by PM USA – an extremely costly, resource-intensive and lengthy process. For the FDA to authorize the product, the agency would need to determine that the change would not result in different product characteristics and not raise different questions of public health. FDA's standard for approving changes to cigarettes is very difficult to meet and virtually impossible for changes to a key component such as a cigarette filter given its impact on cigarette smoke. The FDA approval process would require significant scientific evidence that does not exist, could take years to obtain and would likely raise different questions of public health. Given these supply chain and stringent regulatory limitations, EPR laws requiring changes to cigarette filters would, in effect, create a de facto product ban on cigarettes.

Cigarettes are already the most highly taxed consumer product in the U.S. In fact, taxes make up nearly half of the retail price of cigarettes nationwide. Every year, the tens of billions of dollars in combined taxes, FDA user fees and tobacco settlement funds are collected at the federal, state and local levels. States and localities have considerable flexibility with how they use the tobacco tax money collected. Rather than further taxing the product, states and localities could direct a portion of existing tax revenue to support litter prevention and clean-up.

Existing Efforts to Reduce Cigarette Butt Litter Are Working

Cigarette butts are one of the most littered items in the world, which is why we have been investing for many years in programs and partnerships to prevent our products and packaging from becoming litter. For over 20 years, we have invested in Keep America Beautiful ("KAB") in support of the nation's largest Cigarette Litter Prevention Program ("CLPP"). KAB's CLPP encourages enforcement of litter laws, raises awareness about the issue, places cigarette receptacles in key locations, distributes portable ashtrays to adult smokers and organizes community litter clean-ups. Since 2002, we have provided nearly $16 million to KAB to implement the CLPP in over 1,800 communities nationwide. KAB has documented up to an 80% decrease in cigarette litter in CLPP communities, with an average reduction of 50%. We also work to educate and inspire adult smokers to responsibly dispose of their cigarette butts. For example, through its website and periodic emails and direct mail, *Marlboro* encourages and incentivizes its adult smokers 21 and older to pledge to not litter cigarette butts. In 2022, more than 114,000 adult smokers signed the pledge. And through the *Marlboro Rewards* program, adult smokers can use rewards points to purchase portable litter devices or provide financial support for KAB's CLPP.

As a result of these and other efforts, combined with the ongoing decline in cigarette smoking rates, cigarette butt litter has declined precipitously in the U.S. According to KAB's National Litter Study, cigarette butt litter declined nearly 70% between 2009 and 2020 - greater than the decline in cigarette sales volume during that time. We continue to learn from these efforts and evolve our approach in partnership with KAB. We are also exploring additional consumer engagement and retailer partnership opportunities to increase awareness of the issue and facilitate responsible cigarette butt disposal.

Our Board recommends a vote **AGAINST** this shareholder proposal.

Proposal 6

Director Election Resignation Bylaw Proposal

Our Board recommends a vote **AGAINST** this shareholder proposal.

The New York City Carpenters Pension Fund, 395 Hudson Street, 9th Floor, New York, New York 10014, claiming beneficial ownership of Altria common stock with a market value of at least $2,000 for at least three years, submitted the proposal set forth below. Altria is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

Director Election Resignation Bylaw Proposal

Resolved: That the shareholders of Altria Group Inc. ("Company") hereby request that the board of directors take the necessary action to adopt a director election resignation bylaw that requires each director nominee to submit an irrevocable conditional resignation to the Company to be effective upon the director's failure to receive the required shareholder majority vote support in an uncontested election. The proposed resignation bylaw shall require the Board to accept a tendered resignation absent the finding of a compelling reason or reasons to not accept the resignation. Further, if the Board does not accept a tendered resignation and the director remains as a "holdover" director, the resignation bylaw shall stipulate that should a "holdover" director fail to be re-elected at the next annual election of directors, that director's new tendered resignation will be automatically effective 30 days after the certification of the election vote. The Board shall report the reasons for its actions to accept or reject a tendered resignation in a Form 8-K filing with the U.S. Securities and Exchange Commission.

Supporting Statement: The Proposal requests that the Board establish a director resignation bylaw to enhance director accountability. The Company has stablished in its bylaws a majority vote standard for use in an uncontested director election, an election in which the number of nominees equal the number of open board seats. Under applicable state corporate law, a director's term extends until his or her successor is elected and qualified, or until he or she resigns or is removed from office. Therefore, an incumbent director who fails to receive the required vote for election under a majority vote standard continues to serve as a "holdover" director until the next annual meeting. A Company governance policy currently addresses the continued status of an incumbent director who fails to be re-elected by requiring such director to tender his or her resignation for Board consideration.

The new director resignation bylaw will set a more demanding standard of review for addressing director resignations then that contained in the Company's resignation governance policy. The resignation bylaw will require the reviewing directors to articulate a compelling reason or reasons for not accepting a tendered resignation and allowing an unelected director to continue to serve as a "holdover" director. Importantly, if a director's resignation is not accepted and he or she continues as a "holdover" director but again fails to be elected at the next annual meeting of shareholders, that director's new tendered resignation will be automatically effective 30 days following the election vote certification. While providing the Board latitude to accept or not accept the initial resignation of an incumbent director that fails to receive majority vote support, the amended bylaw will establish the shareholder vote as the final word when a continuing "holdover" director is not re-elected. The Proposal's enhancement of the director resignation process will establish shareholder voting in director elections as a more consequential governance right.

Our Board recommends a vote AGAINST this shareholder proposal for the following reasons:

We do not believe it is in the best interests of Altria and our shareholders to adopt this proposal. Our Board believes that Altria's existing director election and governance practices are robust, consistent with widely accepted market best practices and promote Board effectiveness and accountability to our shareholders. On this basis, we believe adoption of the proposal is unnecessary. Moreover, we believe that the implementation of this shareholder proposal is contrary to Virginia law because it unduly restricts our Board's capacity to act in the best interests of Altria and our shareholders.

Altria Has Strong Director Election and Resignation Governance Practices

We maintain robust director election and resignation practices that already substantively incorporate many elements of the proposal:

- Our directors are elected annually by a majority of the votes cast in uncontested elections.
- Under our Corporate Governance Guidelines, any incumbent director nominated for re-election as a director who is not re-elected in an uncontested election is required to offer promptly in writing to submit his or her resignation to the Board. Our NCGSR Committee reviews the offer and makes a recommendation to our Board as to whether to accept the offer of resignation. In reaching its decision, our Board considers all factors that could be relevant to the best interests of Altria and our shareholders, and its determination and rationale is publicly disclosed within 90 days after certification of the election results. Subject to limited exceptions, a director who tenders his or her resignation is prohibited from participating in any NCGSR Committee or Board deliberations regarding the director's offer of resignation.

The Proposal Unduly Constrains the Board's Ability to Act in the Best Interests of the Company

The purpose of our director election and resignation policies is to provide our shareholders with a meaningful and significant voice in the director election process while also permitting our Board the flexibility to exercise its judgment on a case-by-case basis, especially in cases involving extraordinary circumstances. The proposal requests that our Board amend the By-Laws to require that each director who fails to receive "the required shareholder majority vote support in an uncontested election" submit "an irrevocable conditional resignation." The proposal goes on to require that the Board accept such resignation "absent the finding of a compelling reason or reasons to not accept the resignation." We believe that this "compelling reason or reasons" standard is contrary to Virginia law.

Altria is incorporated under the laws of the Commonwealth of Virginia. Under Virginia law, directors must act based on each director's "good faith business judgment of the best interest of the corporation." The amendment to the By-Laws requested by this proposal would impose a new, different standard – one requiring our Board to accept a resignation unless there are "compelling reasons" not to do so without taking into account the standard of conduct mandated by Virginia law that our Board must follow when making decisions. As a result, the new, different standard imposed by this proposal could require our Board to accept a director's resignation even when our Board members believe, in their respective "good faith business judgment of the best interests of the corporation," that accepting the resignation is not in Altria's best interests. This would limit the ability of our Board to act in the best interests of our shareholders, including in circumstances where addressing the underlying issues that may have triggered the "failed" director election proves to be more constructive than accepting a director's resignation.

Altria Has an Experienced, Independent and Highly Effective Board

Our Board is highly capable and experienced and can be depended on to act in the best interests of Altria and our shareholders. Our NCGSR Committee works with our Board to determine the appropriate mix of characteristics, skills and experiences for our Board, taking into account many factors, including whether a candidate meets requirements for independence and will enhance the diversity of views and experiences available to our Board. Since 2020, six independent directors have left our Board and five of our independent directors have joined our Board. As a result of our Board refreshment efforts, we have gained fresh perspectives while maintaining a Board comprised of directors with demonstrated experience across various professions and industries, including extensive public company board experience.

We have also implemented other policies and practices related to Board accountability and effectiveness:

- All of our directors are elected annually.
- Our Board undertakes an annual self-evaluation to assess the effectiveness of the Board and its committees in discharging their responsibilities.
- Our Board has adopted retirement guidelines that require a director who will have attained the age of 75 as of the date of the next annual meeting to tender his or her written resignation to our Board at least six months prior to such annual meeting.
- Our Board undertakes robust onboarding for new directors and is provided the opportunity for ongoing education covering a variety of topics.

Strong Shareholder Support for Our Directors

As a testament of our shareholders' faith in our Board, our directors have historically received very high levels of support. Over the past three years, each of our directors has been elected with the support of no less than 95% of the votes cast. We believe the high level of shareholder support is indicative of our shareholders' confidence in the competence and accountability of our Board whose role and responsibilities should not be needlessly curtailed by this proposal.

Our Board recommends a vote **AGAINST** this shareholder proposal.

Ownership of Equity Securities

Directors, Nominees and Executive Officers

The following table shows the number of shares of Altria common stock beneficially owned as of February 29, 2024, by each director, nominee for director, NEO and our directors and executive officers as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer, as well as all directors and executive officers as a group, is less than 1% of the outstanding shares.

Name	Amount and Nature of Beneficial Ownership [1][2]
Jody L. Begley	203,469
Ian L.T. Clarke	7,331
Marjorie M. Connelly	8,078
R. Matt Davis	8,651
Murray R. Garnick	154,011
William F. Gifford, Jr.	330,259
Debra J. Kelly-Ennis	58,802
Salvatore Mancuso	133,610
Kathryn B. McQuade	79,063
George Muñoz	109,966
Heather A. Newman	45,295
Nabil Y. Sakkab	58,661
Virginia E. Shanks	32,623
Ellen R. Strahlman	14,454
M. Max Yzaguirre	8,078
Group (19 persons)	**1,491,592**

[1] Does not include RSUs or PSUs granted to executive officers or Altria share equivalents allocated to the accounts of directors who participate in the Deferred Fee Plan.

[2] Includes shares as to which voting and/or investment power is shared with or controlled by another person and as to which beneficial ownership is not disclaimed as follows: Mr. Davis, 178 (shares held by spouse); and group, 51,607. Also includes shares of deferred stock as follows: Mr. Clarke, 4,168; Ms. Connelly, 8,078; Ms. Kelly-Ennis, 58,802; Ms. McQuade, 75,979; Mr. Muñoz, 19,014; Ms. Shanks, 8,078; Dr. Strahlman, 12,454; and Mr. Yzaguirre, 8,078.

In addition to the shares shown in the table above, as of February 29, 2024, those directors who participate in the Deferred Fee Plan had the following Altria share equivalents allocated to their accounts: Ms. Kelly-Ennis, 26,440; Ms. McQuade, 8,848; Mr. Muñoz, 22,672; and Dr. Strahlman, 9,981. See "Deferred Fee Plan" on page 14 for a description of the Deferred Fee Plan for non-employee directors.

Certain Other Beneficial Owners

The following table sets forth information regarding persons or groups known to us to be beneficial owners of more than 5% of our outstanding common stock:

Name and Address of Beneficial Owner	Shares Beneficially Owned (#)	Common Stock Ownership as of March 25, 2024 (%)
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	126,395,276 [1]	7.36%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	159,701,169 [2]	9.30%

[1] According to the Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 26, 2024, disclosing the number of shares as of December 31, 2023.

[2] According to the Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024, disclosing the number of shares as of December 31, 2023.

Related Person Transactions, Director Code and Code of Conduct

Our Board has adopted a written Policy on Related Person Transactions that requires our directors, nominees for director and executive officers to provide advance notice to our Corporate Secretary in writing of any direct or indirect interest the individual or individual's immediate family members ("Related Persons") has or may have in a transaction in which Altria will be a participant. The written notice to our Corporate Secretary must include (i) the individual's interest in the transaction, (ii) the nature of Altria's participation in the transaction, (iii) the parties to the transaction, (iv) the purpose and timing of the transaction and (v) the approximate dollar value of the Related Person's interest in the transaction. Our Corporate Secretary must then evaluate whether the proposed transaction would constitute a Related Person Transaction under the policy. Subject to certain exceptions, the policy defines a "Related Person Transaction" as one in which (i) the amount exceeds $120,000, (ii) we are proposed to be a participant and (iii) a Related Person has or may have a direct or indirect material interest.

If the Corporate Secretary determines the reported transaction would constitute a Related Person Transaction, the policy requires the Corporate Secretary to report the transaction to the NCGSR Committee (or other committee designated by our Board that is comprised solely of independent directors) for an assessment of whether the proposed transaction should be permitted to proceed. In deciding whether to approve or disapprove the Related Person Transaction, the NCGSR Committee (or other designated committee) is required to consider all relevant facts and circumstances that it deems appropriate, including (i) whether the transaction is in the ordinary course of business, (ii) the commercial reasonableness of the terms of the transaction, including whether the transaction is on terms no less favorable to us than could be reached with an unrelated third party, (iii) the materiality of the Related Person's direct or indirect interest in the Related Person Transaction, (iv) the materiality of the Related Person Transaction to us, (v) the impact of the Related Person Transaction on the Related Person's independence (as defined in the Corporate Governance Guidelines and the NYSE listing standards), (vi) the actual or apparent conflict of interest of the Related Person participating in the Related Person Transaction and (vii) any other information that would be material to investors in light of the circumstances of the Related Person Transaction. Under the policy, the NCGSR Committee (or other designated committee) will prohibit a Related Person Transaction if it determines in its good faith business judgment of the best interests of Altria that the Related Person Transaction is inconsistent with the interests of Altria and our shareholders.

If we become aware of a Related Person Transaction that has not been reviewed and approved or disapproved under this policy, it must be reviewed in accordance with the foregoing procedures as set forth in the policy and, if appropriate, ratified by the NCGSR Committee (or other designated committee).

Effective February 23, 2024, Jacinto J. Hernandez retired from our Board. In connection with his retirement, we entered into an agreement ("Advisory Agreement") with Mr. Hernandez pursuant to which Mr. Hernandez will provide strategic advisory services to Altria for a period of five years, and we will pay him an annual consulting fee of $300,000. As required by the Related Person Transaction Policy, prior to us entering into the Advisory Agreement, the NCGSR Committee assessed the arrangement, including the key terms to be included in the Advisory Agreement. After assessing the proposed arrangement, including reviewing and considering all relevant facts and circumstances that it deemed appropriate, the NCGSR Committee determined that such an arrangement would be in the best interests of Altria and our shareholders and approved the arrangement.

In addition to the Policy on Related Person Transactions, the Director Code and the Code of Conduct have specific provisions addressing actual and potential conflicts of interest. The Director Code specifies: "Our directors have an obligation to act in the best interest of the Company. All directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company." The Director Code defines conflict of interest to include any instance in which (i) a person's private interest interferes in any way, or even appears to interfere, with our interest, including our subsidiaries and affiliates, (ii) a director or a director's family member takes an action or has an interest that may make it difficult for that director to perform his or her work objectively and effectively or (iii) a director (or his or her family member) receives improper personal benefits as a result of the director's position. Similarly, our Code of Conduct requires all our officers and employees to avoid situations where the officer's or employee's "personal, financial or other activity or relationship affects our ability to make loyal and objective business decisions on behalf of our companies." The Code of Conduct lists specific types of transactions that might create an actual or apparent conflict of interest and provides guidance on how each situation must be handled.

All three of the policies discussed above are available on our website at https://www.altria.com.

Prohibition on Hedging and Pledging

In order to align the interests of our directors and executive officers with those of our shareholders, we expect our directors and executive officers to hold a significant number of shares of Altria common stock. Because the hedging of shares may weaken the alignment of the interests of our directors and executive officers with those of our shareholders, we have a policy prohibiting our directors and executive officers, including our NEOs, from engaging in any transactions (such as puts, calls, options, swaps, collars, forward sales or other derivative instruments) with respect to Altria common stock held by them to hedge or offset any decrease in the market value of Altria common stock. In addition, we have a policy that discourages our officers and other employees from using derivative instruments to hedge the value of any Altria security.

We also have a policy that prohibits pledging of shares of Altria common stock by our directors and executive officers.

Instructions for the Annual Meeting

The 2024 Annual Meeting will be a virtual meeting conducted via live webcast. There will be no physical meeting location. Shareholders will have the same rights and opportunities to participate in our virtual meeting as they would at an in-person meeting.

You are entitled to participate in the meeting if you were a shareholder of record as of the close of business on March 25, 2024 or if you hold a valid proxy for the Annual Meeting. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote during the meeting.

To attend the virtual meeting, visit www.virtualshareholdermeeting.com/ALTRIA2024 and enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials, voting instruction form or e-delivery notification. The meeting will start at 9:00 a.m., Eastern Time, on Thursday, May 16, 2024. We encourage you to access the meeting prior to the start time to familiarize yourself with the virtual meeting platform and ensure you can hear the streaming audio. Online access will be available starting at 8:30 a.m., Eastern Time, on May 16, 2024.

The virtual meeting platform is accessible by most current web browsers and devices if running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection from wherever they intend to participate in the meeting.

We strongly encourage you to vote your shares prior to the meeting. Shareholders may also vote during the meeting. For online participants, once logged into the virtual meeting platform, you will be able to vote your shares by clicking the "Vote Here!" button.

Shareholders may submit written questions once logged into the virtual platform subject to a 1,000 character limit. Questions pertinent to meeting matters will be answered during the question and answer portion of the meeting, subject to a time limit prescribed by the Rules of Conduct that are available at https://www.altria.com/proxy and will also be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the relevancy of questions to meeting matters. Questions will be answered in the order in which they are received. Questions on the same topic may be summarized and responded to collectively in the interest of time. In the event we reach the time limit and questions relevant to the meeting and otherwise consistent with the Rules of Conduct remain unanswered, we plan to respond to those questions (if appropriate) by contacting the shareholder directly using contact information provided during the login process.

During the meeting, the proponents of the shareholder proposals included in this Proxy Statement will have a dedicated call-in line that will allow them to present their respective proposals.

If you are unable to attend the meeting, you may appoint a designee to attend in your place. Please contact Altria Shareholder Services at 804-484-8838 to learn how to properly appoint a designee.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the technical support number that will be posted on the virtual meeting login page.

A webcast replay will be posted to our Investor Relations website at https://www.altria.com/investors following the meeting.

Questions and Answers about the 2024 Annual Meeting and Voting

1. Why did I receive these proxy materials?

Our Board of Directors is furnishing you this Proxy Statement to solicit proxies on its behalf to be voted at the 2024 Annual Meeting on May 16, 2024 at 9:00 a.m., Eastern Time. The proxies may also be voted at any adjournments or postponements of the meeting.

All properly executed written proxies, and all properly completed proxies submitted by telephone or by the Internet, that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the completion of voting at the meeting.

2. What is a proxy?

It is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Our Board of Directors has designated William F. Gifford, Jr. and Robert A. McCarter III as proxies for the 2024 Annual Meeting.

3. What is the record date and what does it mean?

The record date for the 2024 Annual Meeting is March 25, 2024 (the "record date"). The record date was established by our Board of Directors as required by Virginia law. Only shareholders of record at the close of business on the record date are entitled to:

- receive notice of the meeting; and

- vote at the meeting and any adjournments or postponements of the meeting.

Each shareholder of record on the record date is entitled to one vote for each share of our common stock held. On the record date, there were 1,717,626,424 shares of our common stock outstanding.

4. What is the difference between a shareholder of record and a shareholder who holds shares in street name?

If your shares are registered in your name on the books and records of our transfer agent, Computershare Trust Company, N.A., you are a shareholder of record.

If your shares are held for you in the name of your broker, bank or other nominee, your shares are held in street name. The answer to Question 14 below describes brokers' discretionary voting authority and when your broker, bank or other nominee is permitted to vote your shares without instructions from you.

If you hold shares in street name, you must provide appropriate voting instructions to your broker, bank or other nominee in order to vote your shares as discussed in the answer to Question 14 below. It is important that all shareholders vote their shares.

5. How can I vote my shares of common stock?

By Telephone or Internet: All shareholders of record may vote their shares by telephone (within the U.S., U.S. territories and Canada, there is no charge for the call) or by the Internet, using the procedures and instructions described on the Notice of Internet Availability of Proxy Materials, proxy card and other communications that accompanied your proxy materials. Street name holders may vote by telephone or the Internet if their brokers, banks or other nominees make those methods available. If that is the case, each broker, bank or other nominee will enclose instructions with this Proxy Statement. The telephone and internet voting procedures, including the use of control numbers, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

In Writing: All shareholders also may vote by mailing their completed and signed proxy card (in the case of shareholders of record) or their completed and signed voting instruction form (in the case of street name holders).

Online During the Meeting: All shareholders may vote during the meeting by entering the 16-digit control number included on their proxy card, Notice of Internet Availability of Proxy Materials, voting instruction form or e-delivery notification once logged in to the virtual platform at www.virtualshareholdermeeting.com/ALTRIA2024.

See also "Proxy Statement Summary – Voting" on page i.

6. May shareholders ask questions during the 2024 Annual Meeting?

Shareholders will be able to submit written questions once logged into the virtual meeting platform subject to a 1,000 character limit. Online access will be available starting at 8:30 a.m., Eastern Time, on May 16, 2024. Questions pertinent to meeting matters will be answered during the question and answer portion of the meeting, subject to a time limit prescribed by the Rules of Conduct, which are available at https://www.altria.com/proxy and will also be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the relevancy of questions to meeting matters. Questions will be answered in the order in which they are received. Questions on the same topic may be summarized and responded to collectively in the interest of time. In the event we reach the time limit and questions relevant to the meeting and otherwise consistent with the Rules of Conduct remain unanswered, we plan to respond to those questions (if appropriate) by contacting the shareholder directly using contact information provided during the login process.

In order to ask a question, shareholders will be required to enter their 16-digit control number upon login to the virtual meeting platform. Because this is a meeting of shareholders, only shareholders with a valid control number will be allowed to ask questions during the meeting.

7. How do I vote if I participate in the dividend reinvestment plan?

The proxy card includes your dividend reinvestment plan shares. The answer to Question 5 above explains how you can vote.

8. How do I vote shares held in the DPS Plan for Salaried Employees or the DPS Plan for Hourly Employees?

If you own shares of Altria common stock through an account in our defined contribution plans (the DPS Plan for Salaried Employees or the DPS Plan for Hourly Employees), you can instruct the plan trustee to vote the shares held in your account by voting as explained in the answer to Question 5 above. Unless your proxy for your defined contribution plan shares is received by May 13, 2024, the trustee of such defined contribution plan will vote your plan shares in the same proportion as those plan shares for which instructions have been received, unless applicable law requires otherwise.

9. What does it mean if I receive more than one set of proxy materials?

It means that you have multiple accounts with brokers and/or our transfer agent and, for employees, in one of our defined contribution plans (see Questions 7 and 8). In these instances, you will receive more than one set of our proxy materials and potentially through different delivery methods. *If you receive more than one delivery of our proxy materials, each delivery represents a different account/block of shares and each account/block must be voted separately in order to vote all your shares.*

We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address so you receive one set of proxy materials for the consolidated accounts for voting purposes. Our transfer agent is Computershare Trust Company, N.A. Computershare's address is Computershare, P.O. Box 43078, Providence, Rhode Island 02940-3078; you can reach Computershare at 1-800-442-0077 (from within the U.S. or Canada) or 1-781-575-3572 (from outside the U.S. or Canada).

10. What items will be voted on at the 2024 Annual Meeting?

Proposal 1

Election of Directors

See pages 16-21.

Voting Requirement

Directors will be elected by a majority of the votes cast. A majority of the votes cast means that the number of votes FOR a nominee must exceed the number of votes AGAINST that nominee.

Any incumbent director who receives a greater number of votes AGAINST his or her election than votes FOR such election is required to offer promptly in writing to submit his or her resignation to our Board in accordance with our Corporate Governance Guidelines. The NCGSR Committee will consider the offer and recommend to our Board whether to accept the offer. The full Board will consider all factors it deems relevant to the best interests of Altria and our shareholders, make a determination and publicly disclose its decision and rationale within 90 days after confirmation of the election results.

Board Recommendation

Our Board recommends a vote **FOR** each of the nominees named in the Proxy Statement.

Voting Choices
- Vote for a nominee;
- Vote against a nominee; or
- Abstain from voting on a nominee.

Proposal 2

Ratification of the Selection of Independent Registered Public Accounting Firm

See page 24.

Voting Requirement

The selection of the independent registered public accounting firm will be ratified if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation

Our Board recommends a vote **FOR** this proposal.

Voting Choices
- Vote for the ratification;
- Vote against the ratification; or
- Abstain from voting.

Proposal 3

Non-Binding Advisory Vote to Approve the Compensation of Altria's NEOs

See page 63.

Voting Requirement

The compensation of our NEOs will be approved if the votes cast FOR exceed the votes cast AGAINST.

This vote is not binding upon Altria, our Board or the C&TD Committee. Nevertheless, the C&TD Committee values the opinions expressed by shareholders through their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our NEOs.

Board Recommendation

Our Board recommends a vote **FOR** this proposal.

Voting Choices
- Vote for the compensation of our NEOs;
- Vote against the compensation of our NEOs; or
- Abstain from voting.

Proposal 4	**Report on Congruence of Political and Lobbying Expenditures with the Company's Vision, Responsibility Focus Areas and Cultural Aspiration**
	See pages 64-66.

Voting Requirement
The shareholder proposal will be approved if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation
Our Board recommends a vote **AGAINST** this shareholder proposal.

Voting Choices
- Vote for the proposal;
- Vote against the proposal; or
- Abstain from voting.

Proposal 5	**Report Assessing the Benefits to Altria of Extended Producer Responsibility Laws for Spent Tobacco Filters for Tobacco Companies Operating in the U.S. Market**
	See pages 67-69.

Voting Requirement
The shareholder proposal will be approved if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation
Our Board recommends a vote **AGAINST** this shareholder proposal.

Voting Choices
- Vote for the proposal;
- Vote against the proposal; or
- Abstain from voting.

Proposal 6	**Director Election Resignation Bylaw Proposal**
	See pages 70-72.

Voting Requirement
The shareholder proposal will be approved if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation
Our Board recommends a vote **AGAINST** this shareholder proposal.

Voting Choices
- Vote for the proposal;
- Vote against the proposal; or
- Abstain from voting.

11. Are votes confidential?

We hold the votes of each shareholder in confidence from directors, officers and employees, except: as necessary to meet applicable legal requirements and to assert or defend claims for or against us; in the case of a contested proxy solicitation; if a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to us; or to allow the independent inspectors of election to certify the results of the vote.

12. Who counts the votes?

We retain an independent tabulator to receive and tabulate the proxies and appoint independent inspectors of election to certify the results.

13. What if I do not specify a choice for a matter when returning a proxy?

Shareholders should specify their voting choice for each matter. If you sign and return your proxy (if voting by mail) or submit your proxy (if voting through the Internet or by telephone), but you do not make a specific choice for one or more matters, your shares will be voted FOR the election of each of the nominees for director, FOR the proposal to ratify the selection of PricewaterhouseCoopers, FOR the non-binding advisory vote to approve the compensation of our NEOs and AGAINST each of the shareholder proposals, as applicable.

14. Will my shares be voted if I do not provide my proxy or voting instructions?

Shareholders of Record: If you are a shareholder of record (see Question 4 above), your shares will not be voted if you do not provide your proxy unless you vote during the meeting (see Question 5 above). *It is, therefore, important that you vote your shares.*

Street Name Holders: If your shares are held in street name (see Question 4 above) and you do not provide your voting instructions to your broker, bank or other nominee, your shares may be voted by your broker, bank or other nominee but *only* under certain circumstances. Specifically, under the NYSE rules, shares held in the name of your broker, bank or other nominee may be voted by your broker, bank or other nominee on certain "routine" matters if you do not provide voting instructions. Only the ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm is considered a "routine" matter for which brokers, banks or other nominees may vote uninstructed shares. The other proposals to be voted on at the meeting are not considered "routine" under NYSE rules, so your broker, bank or other nominee cannot vote your shares on any of these other proposals unless you provide to your broker, bank or other nominee voting instructions for each of these matters. If you do not provide voting instructions on a non-routine matter, your shares will not be voted on that matter, which is referred to as a "broker non-vote." *It is, therefore, important that you vote your shares.*

Defined Contribution Plan Holders: If you own shares of Altria common stock through an account in our defined contribution plans, refer to the answer to Question 8 above for an explanation of how your shares are voted if you do not provide your voting instructions.

15. Are abstentions and broker non-votes counted?

For purposes of all proposals, abstentions and broker non-votes will not be considered votes cast and, therefore, will not affect the outcome of the vote on those proposals at the 2024 Annual Meeting. Broker non-votes are described more particularly in Question 14 above.

16. How can I revoke a proxy or change my vote?

If you are a shareholder of record, you can revoke a proxy or change your vote before the completion of voting at the meeting by:

- giving written notice to our Corporate Secretary;
- delivering a later-dated proxy; or
- voting during the meeting.

If your shares are held in street name, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.

17. Who will pay the cost of this proxy solicitation?

We will pay the cost of this solicitation of proxies. In addition to the use of the mail, some of our officers and employees may solicit proxies by telephone or e-mail and will request brokerage houses, banks and other custodians, nominees and fiduciaries to forward soliciting materials to the beneficial owners of shares held of record by such persons. We will reimburse such persons for expenses incurred in forwarding such soliciting material. It is contemplated that additional solicitation of proxies will be made in the same manner under the engagement and direction of our proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, at an anticipated cost of $24,000, plus reimbursement of out-of-pocket expenses.

18. How many votes must be present to hold the 2024 Annual Meeting?

In order for us to conduct the meeting, a majority of our outstanding shares of common stock as of the record date must be present in person or by proxy at the meeting. This is referred to as a quorum. Your shares are counted as present at the meeting if you attend the meeting or if you properly return a proxy by Internet, telephone or mail regardless of whether you attend the meeting.

Abstentions and shares of record held by a broker, bank or other nominee ("broker shares") that are voted on any matter are also included in determining the number of shares present. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

Questions and Answers about Communications, Altria Documents and Shareholder Proposals/Nominations

1. How do I communicate with our Board of Directors?

Shareholders and other interested parties who wish to communicate with our Board may do so by writing to the Chair of the Board, Board of Directors of Altria Group, Inc., 6601 West Broad Street, Richmond, Virginia 23230. The non-management directors have established procedures for the handling of communications from shareholders and other interested parties and have directed our Corporate Secretary to act as their agent in processing any communications received. Communications that relate to matters that are within the scope of the responsibilities of our Board and its committees are to be forwarded to the Chair. Communications that relate to matters that are within the responsibility of one of the committees are also to be forwarded to the Chair of the appropriate committee. Communications that relate to ordinary business matters that are not within the scope of our Board's responsibilities, such as customer complaints, are to be sent to the appropriate subsidiary. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any non-management director who wishes to review them.

2. How can a shareholder nominate a director or submit a proposal for next year's annual meeting?

Business Proposals for Inclusion in Next Year's Proxy Statement (Rule 14a-8): SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 of the Exchange Act. Proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy statement for the 2025 Annual Meeting (presently anticipated to be held on May 15, 2025) must be received by our Corporate Secretary no later than December 5, 2024.

Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access): Our By-Laws permit a shareholder (or group of shareholders (up to 20)) who has owned a significant amount of Altria common stock (at least 3% of our outstanding shares) for a significant amount of time (at least three years) to submit director nominees (the greater of two or up to 20% of the Board) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our By-Laws. Director nominations submitted under this By-Law provision must be received by our Corporate Secretary between November 5, 2024 and December 5, 2024.

Director Nominees and Other Business Proposals for Consideration at Next Year's Annual Meeting: Our By-Laws also set forth the procedures that a shareholder must follow to nominate a candidate for election as a director or to propose other business for consideration at shareholder meetings, in each case, not submitted either under proxy access or Rule 14a-8. In each case, director nominations or proposals for other business for consideration at the 2025 Annual Meeting submitted under these By-Law provisions must be received by our Corporate Secretary between November 5, 2024 and December 5, 2024.

Materials may be sent to the Office of the Corporate Secretary by mail to (i) the Office of the Corporate Secretary, Altria Group, Inc., 6601 West Broad Street, Richmond, Virginia 23230 or (ii) shareholderservices@altria.com. Notice must include the information required by our By-Laws, which are available on our website at https://www.altria.com or without charge upon written request to our Corporate Secretary.

3. What is householding?

Under SEC rules, companies and intermediaries such as brokers, banks and other nominees are permitted to satisfy proxy material delivery requirements by delivering one proxy statement and one annual report, or one notice of Internet availability for each shareholder account, as applicable, in one envelope to all shareholders residing at the same address who share the same last name (or the company or intermediary reasonably believes are members of the same family). This method of delivery is known as "householding."

Householding reduces the number of mailings that shareholders receive, saves on printing and postage costs and conserves natural resources. Shareholders who participate in householding continue to receive separate proxy cards, voting instruction forms or notices of Internet availability, as applicable, which will allow each individual to vote independently.

Registered Shareholders: If you are a registered shareholder, currently participate in householding and would like to opt out of householding for future deliveries of your annual proxy materials, please contact our transfer agent, Computershare Trust Company, N.A., in writing to Computershare, P.O. Box 43078, Providence, Rhode Island 02940-3078, or by calling 1-800-442-0077. If you wish to receive a separate copy of this Proxy Statement and our 2023 Form 10-K, please call 1-800-579-1639. They will be mailed within three business days from receipt of your request.

Registered shareholders sharing an address who received multiple copies of the annual proxy materials and who wish to receive a single copy of these materials in the future should contact Computershare using the contact information above.

Street Name Shareholders: If you are a street name shareholder who is currently participating in householding and would like to opt out of householding for future deliveries of your annual proxy materials, please contact Broadridge Financial Solutions, Inc. in writing to its Householding Department at 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095. If you wish to receive a separate copy of this Proxy Statement and our 2023 Form 10-K, please call 1-800-579-1639. They will be mailed within three business days from receipt of your request.

Street name shareholders sharing an address who received multiple copies of the annual proxy materials and who wish to receive a single copy of these materials in the future should contact Broadridge Financial Solutions, Inc. using the contact information above.

4. Where can I find Altria's Corporate Responsibility Reports, Code of Conduct, Corporate Governance Guidelines, Committee Charters, Director Code of Conduct or other governance documents?

Our Corporate Responsibility Reports are available on our website at https://www.altria.com/responsibility. The Altria Code of Conduct is available on our website at https://www.altria.com/codeofconduct. Our Corporate Governance Guidelines, committee charters, the Director Code and our Articles of Incorporation and By-Laws are available on our website at https://www.altria.com/governance.

5. How can I obtain a copy of Altria's 2023 Form 10-K and other SEC filings?

Our 2023 Form 10-K was delivered or made available with this Proxy Statement. Additional copies of our 2023 Form 10-K (not including exhibits and documents incorporated by reference) are available in print, free of charge, to shareholders requesting a copy by writing to: Investor Relations, Altria Client Services LLC, 6601 West Broad Street, Richmond, Virginia 23230, or by calling 1-804-484-8222. You may also review our 2023 Form 10-K along with our other SEC filings by visiting the Investors section of our website at https://investor.altria.com/sec-filings.

Other Business

Management knows of no other business that will be presented to the meeting for a vote. If other matters properly come before the meeting, the persons named as proxies will vote on them in accordance with their best judgment.

W. Hildebrandt Surgner, Jr.
Vice President, Corporate Secretary
and Associate General Counsel
April 4, 2024
Richmond, Virginia

Exhibit A – Altria Group, Inc. Non-GAAP Financial Measures

While we report our financial results in accordance with GAAP, our management reviews OCI, which is defined as operating income before general corporate expenses and amortization of intangibles, to evaluate the performance of, and allocate resources to, our segments. Our management also reviews certain financial results, including OCI and diluted EPS, on an adjusted basis, which excludes certain income and expense items that our management believes are not part of underlying operations. These items may include, for example, loss on early extinguishment of debt, restructuring charges, asset impairment charges, acquisition, disposition and integration-related items, equity investment-related special items (including any changes in fair value of our former investment in JUUL recorded at fair value), certain income tax items, charges associated with tobacco and health and certain other litigation items, and resolutions of certain non-participating manufacturer ("NPM") adjustment disputes under the Master Settlement Agreement (such dispute resolutions are referred to as "NPM Adjustment Items"). Our management does not view any of these special items to be part of our underlying results as they may be highly variable, may be unusual or infrequent, are difficult to predict and can distort underlying business trends and results. Our management also reviews adjusted discretionary cash flow, which is defined as the change in cash and cash equivalents with certain adjustments as shown in the reconciliation below. Adjusted discretionary cash flow is a measure of our performance and is not a liquidity measure.

Our management believes that adjusted financial measures provide useful additional insight into underlying business trends and results, and provide a more meaningful comparison of year-over-year results. Our management uses adjusted financial measures and regularly provides these to our chief operating decision maker for planning, forecasting and evaluating business and financial performance, including allocating capital and other resources and evaluating results relative to employee compensation targets. These adjusted financial measures are not required by, or calculated in accordance with, GAAP and may not be calculated the same as similarly titled measures used by other companies. These adjusted financial measures should thus be considered as supplemental in nature and not considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. Reconciliations of historical adjusted financial measures to corresponding GAAP measures are provided below.

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2023 (dollars in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Diluted EPS
2023 Reported	$ 10,928	$ 2,798	$ 8,130	$ 4.57
NPM Adjustment Items	(50)	(12)	(38)	(0.02)
Acquisition, disposition and integration-related items	35	9	26	0.01
Tobacco and health and certain other litigation items	430	107	323	0.18
Loss on disposition of JUUL equity securities	250	—	250	0.14
ABI-related special items	89	19	70	0.03
Cronos-related special items	29	—	29	0.02
Income tax items	—	(32)	32	0.02
2023 Adjusted for Special Items	$ 11,711	$ 2,889	$ 8,822	$ 4.95
Growth in annual adjusted diluted EPS vs. prior year				2.3 %
Adjusted diluted EPS three-year CAGR				4.3 %

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2022 (dollars in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Diluted EPS
2022 Reported	$ 7,389	$ 1,625	$ 5,764	$ 3.19
NPM Adjustment Items	(68)	(17)	(51)	(0.03)
Acquisition, disposition and integration-related items	11	2	9	—
Tobacco and health and certain other litigation items	131	33	98	0.05
JUUL changes in fair value	1,455	—	1,455	0.81
ABI-related special items	2,544	534	2,010	1.12
Cronos-related special items	186	—	186	0.10
Income tax items	—	729	(729)	(0.40)
2022 Adjusted for Special Items	$ 11,648	$ 2,906	$ 8,742	$ 4.84

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2021 (dollars in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Diluted EPS
2021 Reported	$ 3,824	$ 1,349	$ 2,475	$ 1.34
NPM Adjustment Items	(76)	(19)	(57)	(0.03)
Acquisition, disposition and integration-related items	120	21	99	0.05
Tobacco and health and certain other litigation items	182	44	138	0.07
ABI-related special items	6,203	1,302	4,901	2.66
Cronos-related special items	466	(4)	470	0.25
Loss on early extinguishment of debt	649	153	496	0.27
Income tax items	—	3	(3)	—
2021 Adjusted for Special Items	$ 11,368	$ 2,849	$ 8,519	$ 4.61

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2020 (dollars in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Net Earnings Attributable to Altria	Diluted EPS
2020 Reported	$ 6,890	$ 2,436	$ 4,454	$ 4,467	$ 2.40
NPM Adjustment Items	4	1	3	3	—
Asset impairment, exit, implementation, acquisition and disposition-related costs	431	89	342	342	0.18
Tobacco and health and certain other litigation items	83	21	62	62	0.03
Impairment of JUUL equity securities	2,600	—	2,600	2,600	1.40
JUUL changes in fair value	(100)	—	(100)	(100)	(0.05)
ABI-related special items	763	160	603	603	0.32
Cronos-related special items	51	(2)	53	53	0.03
COVID-19 special items	50	13	37	37	0.02
Income tax items	—	(50)	50	50	0.03
2020 Adjusted for Special Items	$ 10,772	$ 2,668	$ 8,104	$ 8,117	$ 4.36

Selected Financial Data by Reporting Segment
Reconciliation of Adjusted OCI for Years Ended December 31, (dollars in millions)

	Smokeable Products			Oral Tobacco Products		
	2023	2022	2021	2023	2022	2021
Reported OCI	$ 10,670	$ 10,688	$ 10,394	$ 1,722	$ 1,632	$ 1,659
NPM Adjustment Items	(29)	(63)	(53)	—	—	—
Acquisition, disposition and integration-related items	—	—	—	—	—	37
Tobacco and health and certain other litigation items	69	101	83	—	—	—
Adjusted OCI	$ 10,710	$ 10,726	$ 10,424	$ 1,722	$ 1,632	$ 1,696

Selected Financial Data
Reconciliation of Total Adjusted OCI for Year Ended December 31, 2023 (dollars in millions)

	2023
Reported OCI	$ 12,318
NPM Adjustment Items	(29)
Tobacco and health and certain other litigation items	69
Adjusted OCI	$ 12,358

Reconciliation of Adjusted Discretionary Cash Flow
For the Years Ended December 31, (dollars in millions)

	2023	2022	2021
Increase (decrease) in cash, cash equivalents and restricted cash	$ (370)	$ (503)	$ (412)
Dividends paid on common stock	6,779	6,599	6,446
Repurchases of common stock	1,000	1,825	1,675
Long-term debt repaid	1,566	1,105	6,542
Long-term debt issued	(998)	—	(5,472)
Proceeds from sale of *IQOS* system commercialization rights	(1,486)[1]	(1,000)	—
Premiums and fees related to the early extinguishment of debt	—	—	623
Proceeds from the Ste. Michelle Transaction, net of cash transferred	—	—	(1,176)
Acquisition of NJOY, net of cash acquired	2,751	—	—
Net tax benefit associated with certain JUUL related losses	(892)		
Other	172 [2]	215 [3]	141 [4]
Adjusted discretionary cash flow	$ 8,522	$ 8,241	$ 8,367

[1] Includes taxes paid and interest income on proceeds received from sale of *IQOS* system commercialization rights in 2023 and 2022.

[2] Primarily consists of payments related to tobacco and health and certain other litigation and federal and state shareholder derivative lawsuits, net of tax and acquisition-related costs related to our acquisition of NJOY.

[3] Primarily consists of acquisitions of certain intellectual property and payments related to the shareholder class action lawsuit and tobacco and health and certain other litigation, net of tax.

[4] Primarily consists of acquisition of remaining 20% of the global *on!* business, tobacco and health and certain other litigation payments, net of tax and tax benefit on loss of early extinguishment of debt.

Calculation of 2021 – 2023 Cash Conversion
For the Years Ended December 31, (dollars in millions)

	2023	2022	2021	Total
Adjusted discretionary cash flow	$ 8,522	$ 8,241	$ 8,367	$ 25,130
Net earnings, adjusted for special items	8,822	8,742	8,519	26,083
2021 – 2023 Cash conversion [1]				96.3 %

[1] Cash conversion is calculated as adjusted discretionary cash flow divided by net earnings, adjusted for special items.

Reconciliation of Adjusted Equity (Earnings) Losses in ABI
For the Years Ended December 31, (dollars in millions)

	2023	2020
Reported equity (earnings) losses in ABI	$ (539)	$ 223
ABI-related special items	89 [1]	763 [2]
Adjusted equity (earnings) losses in ABI	$ (628)	$ (540)
Adjusted equity earnings in ABI three-year CAGR		5.2 %

[1] Net pre-tax losses, consisting primarily of ABI's mark-to-market losses on certain ABI financial instruments associated with its share commitments and a loss on ABI's sale of certain brands and associated assets in the U.S.

[2] Net pre-tax losses, consisting primarily of ABI's (i) mark-to-market losses on certain ABI financial instruments associated with its share commitments, (ii) completion of the sale of its Australia subsidiary and (iii) goodwill impairment charge associated with its Africa businesses.

(This page has been left blank intentionally.)

Our Vision

Responsibly lead the transition of adult smokers to a smoke-free future.

To achieve this Vision, we plan to:

 Lead the industry in operating responsibly and preventing underage use of adult products.

 Deliver a portfolio of innovative, FDA-authorized smoke-free products and equitably transition adult smokers to them.

 Maximize the profitability of our combustible products while appropriately balancing investments in *Marlboro* with funding growth of our smoke-free portfolio.

 Invest in our manufacturing employees and facilities to enable them to be the manufacturers of choice for all Altria's current and future portfolio of tobacco products.

 Seize leadership in the external environment through communications, engagement and science-based policy and regulatory solutions.

 Build employee capabilities to accelerate progress towards our Vision and further evolve the way we work and behave.

 Help position Cronos as a leader in a highly responsible, regulated and legalized U.S. cannabis market.

 Maximize the contribution of Altria's investments to our long-term value.

 Altria

Our Cultural Aspiration



We shape our future.



We do what's right.



We care for each other.



We deliver for our consumers and customers.



We rise to the challenge, together.

Our Employee Resource Groups

























EAST

mosaic
Altria's LGBTQ+ Network

rise
Altria's Network for Employees & Families with Disabilities

sage
Altria's Experienced Employee Network

SALUTE
Altria's Military Network

Sí!
Hispanic Talent for Solutions and Insights

Spring
Altria Young Professionals

UNIFI
Altria's Black Employee Network

women in manufacturing
MAKE IT HAPPEN.

women's network
LEADERSHIP IS HERE.

women in sales network

ROOTED

